Exhibit 4.11

IMPORTANT NOTE: This Agreement and Plan of Merger (the "Merger Agreement") has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Attunity (including Appfluent). The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Attunity, any other party to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Attunity’s public disclosures.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ATTUNITY LTD.,

ATTUNITY INC.,

ATLAS ACQUISITION SUB 1, LLC,

ATLAS ACQUISITION SUB 2, LLC,

APPFLUENT TECHNOLOGY, INC.

AND

FRANK GELBART, AS STOCKHOLDERS’ REPRESENTATIVE

DATED AS OF MARCH 5, 2015

TABLE OF CONTENTS

i

ii

INDEX OF EXHIBITS

Exhibit A	Form of Stockholders Written Consent
Exhibit B	Form of Stockholder Support Agreement
Exhibit C	Form of Investor Representation Statement
Exhibit D-1	Preliminary Payment Spreadsheet
Exhibit D-2	Final Payment Spreadsheet
Exhibit E	Form of Escrow Agent Agreement
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Information Statement
Exhibit H	Form of Employment Offer
Exhibit I	Form of Closing Certificate
Exhibit J	Form of Non-Competition, Non-Solicitation, Proprietary and Confidential Information and Developments Agreement
Exhibit K	Form of Registration Rights Agreement

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 5, 2015 (this “Agreement”), by and among Attunity Ltd., a company organized under the laws of the State of Israel (“Parent”), Attunity Inc., a corporation organized under the laws of the State of Massachusetts and a wholly owned subsidiary of Parent (“Buyer”), Atlas Acquisition Sub 1, LLC, a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of Buyer (“Merger Sub 1”), Atlas Acquisition Sub 2, LLC, a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of Buyer (“Merger Sub 2” and together with Merger Sub 1, “Merger Subs”), Appfluent Technology, Inc., a corporation organized under the laws of the State of Delaware (the “Company”) and Frank Gelbart, as the Stockholders’ Representative.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Buyer, Merger Sub 1, Merger Sub 2, and the Company have (a) determined that the merger of Merger Sub 1 with and into the Company, with the Company surviving (“Merger 1”), followed immediately thereafter by the merger of the Company with and into Merger Sub 2, with Merger Sub 2 surviving (“Merger 2”), on the terms and subject to the conditions set forth in this Agreement (Merger 1 and Merger 2, collectively, the “Merger”), is fair to, and in the best interests of, each such corporation and its respective stockholders, and declared that the Merger is advisable, (b) authorized and approved this Agreement, the Merger, the execution and delivery of the other agreements referred to herein, and the consummation of the transactions contemplated hereby and thereby, and (c) in the case of the Company and Merger Subs, recommended acceptance of the Merger and approval and adoption of this Agreement to its respective stockholders, in accordance with the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”) and the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, as a condition and inducement to the willingness of Parent, Buyer and Merger Subs to enter into this Agreement, holders of at least 90% of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis, which majority includes holders of all of the outstanding shares of Company Preferred Stock and holders of a majority of all of the outstanding shares of Company Common Stock (the “Principal Stockholders”), have indicated that they expect to deliver, following the approval and adoption of this Agreement by the Company Board and immediately following the execution and delivery of this Agreement, (a) their irrevocable approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with the provisions of the DGCL, the LLC Act and the Company’s Organizational Documents, including a waiver of appraisal rights under the DGCL, substantially in the form attached hereto as Exhibit A (the “Stockholders Written Consent”); (b) specified undertakings and representations (which, in the case of Principal Stockholders who are also Key Employees, also include non-competition and non-solicitation undertakings), in each case pursuant to a support agreement, substantially in the form attached hereto as Exhibit B (the “Stockholder Support Agreement”), each signed and dated as of the date hereof by such Company Stockholders, pursuant to and in accordance with the applicable provisions of the DGCL, the LLC Act and the Company’s Organizational Documents; and (c) their completed and executed Investor Representation Statement, substantially in the form attached hereto as Exhibit C (the “Investor Representation Statement”) seeking to establish whether any such holders of Company Capital Stock is an “accredited investor” within the meaning of Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”) (each holder of Company Capital Stock who proves to Parent, at Parent's reasonable belief, that it qualifies as an “accredited investor”, shall be referred to herein as a “Company Accredited Investor”);

WHEREAS, as a condition and inducement to the willingness of Parent, Buyer and Merger Subs to enter into this Agreement, the number of Company Equityholders (excluding the Company Accredited Investors) who will be entitled to receive the Parent Ordinary Shares in accordance with this Agreement, will (as proven to Parent, at Parent's reasonable belief) not exceed thirty five (35);

WHEREAS, as a condition and inducement to the willingness of Parent, Buyer and Merger Subs to enter into this Agreement, at or prior to the execution and delivery of this Agreement, each employee of the Company listed on Section 1.1 of the Company Disclosure Schedule (each, a “Key Employee”) has executed and delivered to Buyer an employment agreement (the “Key Employees Agreement”) with Buyer, including (i) a proprietary information, inventions assignment, non-competition and non-solicitation agreement, and (ii) a retention agreement (the “Key Employees Retention Agreement”), in each case, to become effective upon the Closing;

WHEREAS, immediately after the Merger 1, Buyer shall cause the Company to merge with and into Merger Sub 2 that is wholly owned by Buyer and that is disregarded as a separate entity for U.S. federal income tax purposes; and

WHEREAS, the parties intend that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code that is not subject to application of Section 367(a)(1) by reason of Treasury Regulation Section 1.367(a)-3;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound hereby, Parent, Buyer, Merger Sub 1, Merger Sub 2, the Company and the Stockholders’ Representative (each, a “Party” and collectively, the “Parties”), agree as follows:

ARTICLE I

The Merger

Section 1.1                   The Merger.  At the Effective Time and on the terms and subject to the conditions set forth this Agreement, and in accordance with the applicable provisions of the DGCL and the LLC Act, Merger Sub 1 shall be merged with and into the Company, the separate corporate existence of Merger Sub 1 shall cease and the Company shall continue as the surviving entity of the Merger 1 as a wholly owned subsidiary of Buyer. The Company, as the surviving entity after Merger 1, is hereinafter sometimes referred to as the “Interim Surviving Entity." Immediately after the Effective Time, at the Second Effective Time, and in accordance with the applicable provisions of the DGCL and the LLC Act, the Interim Surviving Entity shall be merged with and into Merger Sub 2, the separate corporate existence of the Interim Surviving Entity shall cease and Merger Sub 2 shall continue as the surviving entity of Merger 2 as a wholly owned subsidiary of Buyer.  Merger Sub 2, as the surviving entity after Merger 2, is hereinafter sometimes referred to as the “Surviving Entity.”

Section 1.2                   Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., EST, on a date to be specified by Parent, Buyer and the Company, which shall be no later than the second (2nd) Business Day after satisfaction or waiver (by the applicable Party) of all of the conditions set forth in Article V of this Agreement (other than the conditions which, by their nature, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver by the applicable Party of those conditions at the Closing) (the “Closing Date”), at the offices of Parent U.S. Counsel, in New York, NY, or such other time, date or place as agreed to in writing by Parent, Buyer and the Company.  All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the relevant Parties have agreed to waive such delivery or action.

Section 1.3                   Effective Time.  On the terms and subject to the conditions set forth in Article V of this Agreement, the Parties hereto shall cause the certificates of merger to be filed with the Secretary of State of the State of Delaware (each a “Certificate of Merger” and together the “Certificates of Merger”).  The Parties hereto shall make all other filings, recordings or publications required by all applicable Legal Requirements in connection with Merger 1 and Merger 2.  Merger 1 shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the LLC Act or at such later time as shall be agreed upon in writing by Parent, Buyer and the Company and specified in the Certificate of Merger (the “Effective Time”), which specified time shall be a time on the Closing Date.  Merger 2 shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the LLC Act or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Second Effective Time”), which specified time shall be immediately following the Effective Time.

Section 1.4                   Effect of the Merger.  At the Effective Time, the effect of the Merger 1 shall be as provided in this Agreement, the applicable Certificate of Merger and the applicable provisions of the DGCL and the LLC Act; and, without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub 1 shall vest in the Interim Surviving Entity, and all debts, Liabilities, restrictions, disabilities and duties of the Company and Merger Sub 1 shall become the debts, Liabilities, restrictions, disabilities and duties of the Interim Surviving Entity.  At the Second Effective Time, the effect of the Merger 2 shall be as provided in this Agreement, the applicable Certificate of Merger and the applicable provisions of the DGCL and the LLC Act; and, without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time all the assets, property, rights, privileges, powers and franchises of the Interim Surviving Entity and Merger Sub 2 shall vest in the Surviving Entity, and all debts, Liabilities, restrictions, disabilities and duties of the Interim Surviving Entity and Merger Sub 2 shall become the debts, Liabilities, restrictions, disabilities and duties of the Surviving Entity.

Section 1.5                   Organizational Documents.  Unless otherwise directed by Parent and Buyer prior to Closing, at the Effective Time, and without any further action on the part of the Company or Merger Sub 1, the certificate of incorporation, as amended, of the Interim Surviving Entity shall be amended and restated in its entirety to be identical to the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation.  Unless otherwise directed by Parent and Buyer prior to Closing, at the Second Effective Time, and without any further action on the part of the Interim Surviving Entity or Merger Sub 2, the operating agreement of the Surviving Entity shall be amended and restated in its entirety to be identical to the operating agreement of Merger Sub 2, as in effect immediately prior to the Second Effective Time, until thereafter amended in accordance with the LLC Act and as provided in such operating agreement, except that references to Merger Sub 2’s name shall be replaced by references to “Appfluent Technology.”

Section 1.6                   Directors and Officers of the Surviving Entity.  At the Effective Time, and unless otherwise directed by Parent and Buyer prior to Closing, (i) the directors of Merger Sub 1 immediately prior to the Effective Time shall be the directors of the Interim Surviving Entity, each of such directors to hold office; and (ii) the officers of Merger Sub 1 immediately prior to the Effective Time shall be officers of the Interim Surviving Entity, each of such officers to hold office, in each case, subject to the applicable provisions of the certificate of formation and operating agreement of the Interim Surviving Entity, until their respective successors are duly elected or appointed or until such directors' or officers’ earlier resignation or removal. Unless otherwise directed by Parent and Buyer prior to Closing, the foregoing shall apply, mutatis mutandis, at the Second Effective Time (such that the directors and officers of Merger Sub 2 immediately prior to the Second Effective Time shall be the directors and officers of the Surviving Entity).

Section 1.7                   Subsequent Actions.  If, at any time after the Second Effective Time, the Surviving Entity shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of either of the Company, Merger Sub 1 or Merger Sub 2 acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of Parent, Buyer, the Company and the Surviving Entity shall be fully authorized to execute and deliver, in the name and on behalf of the Company, the Surviving Entity, Merger Sub 1 or Merger Sub 2, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.

Section 1.8                    Consideration; Effect on Capital Stock.

(a)      Aggregate Merger Consideration.  Upon the terms and subject to the conditions of this Agreement, the Aggregate Merger Consideration payable by Parent and Buyer, jointly and severally, in connection with the Merger shall be payable to and will consist of:

(i)                The Aggregate Cash Consideration, which will be paid as follows:

(A)
Nine Million Eight Hundred Fifty Thousand U.S. dollars ($9,850,000) (minus the sum of (i) the Working Capital Shortfall (expressed as a positive number, if any) and (ii) the Company Transaction Expenses (expressed as a positive number), and plus the Working Capital Excess (if any and subject to Section 1.8(g) below), the “Closing Cash Consideration”) payable on the Closing Date, for the benefit of the Company Equityholders which, unless otherwise expressly provided herein, shall be deposited with the Paying Agent in accordance with the provisions of this Agreement;

(B)
One Million One Hundred Thousand U.S. dollars ($1,100,000) (the “Escrow Amount”), which, as of the Closing Date, shall be transferred by the Parent to the Escrow Agent, acting in its capacity as escrow agent pursuant to the Escrow Agent Agreement, to secure indemnification obligations under this Agreement; and

(C)
The cash portion of the Earnout Payment Amount, if any, payable for the benefit of the Company Stockholders in accordance with Sections 1.8(b) and (c) below, which (if applicable and unless otherwise expressly provided herein) shall be deposited with the Paying Agent, in accordance with the provisions of this Agreement and the Paying Agent Agreement; and

(ii)               The Aggregate Share Consideration, which will be paid as follows:

(A)
On the Closing Date, Parent shall deliver to the Parent’s transfer agent (with a copy to the Company) duly executed irrevocable instructions, instructing the transfer agent to deliver, on an expedited basis, certificates evidencing a number of Parent Ordinary Shares equal, in the aggregate, to the Closing Share Consideration, registered in the name of the Company Equityholders, as indicated in the Final Payment Spreadsheet, in accordance with the provisions of this Agreement and unless otherwise expressly provided herein (the “Instruction Letter”);

(B)
The Holdback Share Consideration, which  shall be held back by Parent for eighteen (18) months following the Closing to secure indemnification obligations under this Agreement and shall be issued to the Company Equityholders, in accordance with, and subject to, Article VIII hereof. The allocation of the Holdback Shares, if and when released to the Company Equityholders, shall be as set forth in the Final Payment Spreadsheet; and

(C)
The Parent Ordinary Shares portion of the Earnout Payment Amount, if any, payable for the benefit of the Company Equityholders in accordance with Sections 1.8(b) and (c) below, which shall be issued in accordance with the provisions of this Agreement. The allocation of these Parent Ordinary Shares, if and when issued, shall be as set forth in the Final Payment Spreadsheet.

(iii)              Notwithstanding anything to the contrary hereunder, (A) the maximum value of the Aggregate Merger Consideration, will in no event exceed Forty Nine Million Five Hundred Thousand U.S. dollars ($49,500,000); (B) the Aggregate Cash Consideration will in no event exceed Twenty Nine Million Six Hundred Fifty Thousand U.S. dollars ($29,650,000), such amount assumes the maximum payment of the Earnout Payment Amount, and that Buyer makes such payment 60% in cash and 40% in Parent Ordinary Shares (valued for this purpose at $19,850,000); (C) the value of the Aggregate Share Consideration will in no event exceed Nineteen Million Eight Hundred Fifty Thousand U.S. dollars ($19,850,000), such amount assuming the maximum payment of the Earnout Payment Amount, and that Buyer makes such payment 60% in cash and 40% in Parent Ordinary Shares (valued for this purpose at $19,850,000); and (D) the Earnout Payment Amount will in no event exceed Thirty One Million Five Hundred Thousand U.S. dollars ($31,500,000).

(iv)              Notwithstanding anything to the contrary hereunder, the number of Company Equityholders (excluding the Company Accredited Investors) who will be entitled to receive the Parent Ordinary Shares in accordance with this Agreement, will (as proven to Parent, at Parent's reasonable belief) not exceed thirty five (35).

(v)               Notwithstanding anything to the contrary hereunder, a portion of the Closing Cash Consideration otherwise payable for the benefit of the Company Stockholders equal to $30,000 (the “Rep Reimbursement Amount”), shall not be paid to the Company Stockholders, but shall instead be deposited with the Escrow Agent, to be used by the Stockholders’ Representative for the payment of expenses incurred by it in performing its duties pursuant to this Agreement. The portion of the Closing Cash Consideration to be contributed on behalf of each Company Stockholder hereunder to the Rep Reimbursement Amount shall be made on a pro rata basis and be based on the Proportionate Indemnification Share. All such amounts shall be deemed paid to each such Company Stockholder and deemed deposited with the Escrow Agent by each such Company Stockholder. In the event that the Stockholders’ Representative has not used the entire Rep Reimbursement Amount until the Termination Date (as defined in the Escrow Agent Agreement), unless otherwise determined by the Stockholders’ Representative and communicated to the Company Stockholders in writing, any remaining amount shall be distributed by Buyer or the Escrow Agent to the Company Stockholders pro rata to their respective Proportionate Indemnification Share in accordance with the terms of the Escrow Agent Agreement and the Final Payment Spreadsheet. If the Rep Reimbursement Amount shall be insufficient to reimburse the Stockholders’ Representative’s expenses in accordance with this Agreement, then upon written request of the Stockholders’ Representative, each Company Stockholder shall make a payment of its respective share of such additional expenses to the Stockholders’ Representative pro rata based on Indemnifying Person’s Proportionate Indemnification Share; provided, however, that any additional payment by each Company Stockholder shall (i) not impact any of the obligations of each Company Stockholder to the Parent Indemnitees pursuant to Article VIII below and (ii) not exceed such Company Stockholder's Proportionate Indemnification Share.

(b)       Earnout Payment Amount.  Subject to Article VIII hereof, Buyer shall pay additional contingent payments to the Company Stockholders of up to a maximum aggregate amount of Thirty One Million Five Hundred Thousand U.S. Dollars ($31,500,000) (subject to downward adjustments as provided herein, the “Earnout Payment Amount”) upon the following terms:

(i)     if the recognized revenues from the sale of the Company Products (as determined in accordance with GAAP consistently applied by Parent in its applicable audited consolidated financial statements, the “Qualified Sales”) in the period between the Closing Date and December 31, 2015 (the “2015 Revenues”) is at least $7,800,000 (the “2015 Target”), then Buyer shall pay additional consideration equal to three (3) times the excess of (X) the 2015 Revenues, minus (Y) the 2015 Target (subject to the downward adjustments set forth herein, the “2015 Payment”); and

(ii)    if the Qualified Sales in the period between January 1, 2016 and December 31, 2016 (the “2016 Revenues”) is at least the higher of (i) the product of the 2015 Revenues multiplied by 1.3 and (ii) $9.0 million (the higher of being the “2016 Target”), then Buyer will pay additional consideration equal to three (3) times the excess of (X) the 2016 Revenues, minus (Y) the 2016 Target (subject to the downward adjustments set forth herein, the “2016 Payment”).

By way of illustration only, if, according to the 2015 Earnout Statement (as defined below), the 2015 Revenues are $9,000,000, then (i) the 2015 Payment shall be $3,600,000, and (ii) the 2016 Target shall be $11,700,000.

(c)       Earnout Payment Procedures. The procedures for the calculation and payment of the Earnout Payment Amount shall be as follows:

(i)               Within 90 days following the end of each of the calendar years of 2015 and 2016 (i.e., until March 31, 2016 and March 31, 2017, respectively), Buyer shall send the Stockholders’ Representative a statement (each, an “Earnout Statement”) specifying (a) with respect to the Earnout Statement sent on or before March 31, 2016 (the “2015 Earnout Statement”) - the 2015 Revenues, and (b) with respect to the Earnout Statement sent on or before March 31, 2017 (the “2016 Earnout Statement”) - the 2016 Revenues, as applicable, as well as the calculation of the Earnout Payment Amount, if any, payable hereunder.

(ii)               The Stockholders’ Representative may object to the Earnout Statement, no later than thirty (30) days following delivery thereof, by way of delivering a written notice, executed by the Stockholders’ Representative, to that effect to Buyer, providing details for the grounds for such objection (the “Earnout Objection Notice”). If the Stockholders’ Representative does not timely deliver such Earnout Objection Notice, then the Earnout Statement shall be deemed final and binding for all intents and purposes and Buyer shall transfer the Earnout Payment Amount, if any, specified in such Earnout Statement within ten (10) Business Days thereafter, to the Company Equityholders (in accordance with the provisions of this Agreement and the allocation set forth in the Final Payment Spreadsheet).

(iii)              However, if the Stockholders’ Representative timely delivers such Earnout Objection Notice, then, notwithstanding Section 9.12 hereof, the dispute regarding such amount shall be resolved in the manner set forth in Schedule A hereto.

(iv)              Buyer shall pay 40% (the “Share Percentage”) of (A) the 2015 Payment, if any (if such payment will be earned and payable based on the 2015 Earnout Statement) in Parent Ordinary Shares (the “2015 Earnout Shares”), the number of which shall equal to the product obtained by dividing (x) the portion payable in Parent Ordinary Shares by (y) the Average Price prior to March 31, 2016; and (B) the 2016 Payment, if any (if such payment will be earned and payable based on the 2016 Earnout Statement) in Parent Ordinary Shares (the “2016 Earnout Shares” and, together with the 2015 Earnout Shares, the “Earnout Shares”), the number of which shall equal to the product obtained by dividing (x) the portion payable in Parent Ordinary Shares by (y) the Average Price prior to March 31, 2017. The balance of the applicable 2015 Payment or 2016 Payment will be payable in cash.

(v)              Notwithstanding anything to the contrary hereunder, (A) Buyer shall not be required under clause (iv) above to issue Parent Ordinary Shares to any Company Cashholder, (B) the Share Percentage may be increased by Parent by up to an additional number of Parent Ordinary Shares that, in the absence of the foregoing clause (A), would be issuable to Company Cashholders, (C) the number of Earnout Shares together with the Closing Share Consideration and Holdback Share Consideration shall not exceed, in any event, 19.99% of the issued and outstanding Parent Ordinary Shares as of immediately prior to the Closing, and (D) if, at any time prior to the issuance of any Earnout Shares, Parent is being acquired by a third party, whether by way of a merger, tender offer or otherwise, such that Parent Ordinary Shares will thereafter no longer be publicly traded, then the remaining Earnout Payment Amount, if any, shall be paid solely in cash.

(vi)              There can be no assurance that any Earnout Payment Amount will become payable hereunder. Without derogating from the generality of the foregoing, it is hereby clarified that, at and from the Closing, the Buyer will assume control of, and have absolute discretion to operate, the Company and its business as it sees fit; provided, however, that during the period following the Closing and December 31, 2016, the Buyer shall not willfully take any actions, nor omit to take any actions, with the exclusive intent of preventing the Earnout Payment Amount from becoming payable hereunder. The exercise of such control and discretion will not entitle the Company Equityholders or anyone on their behalf to assert any claims under this Agreement or otherwise for failure of the Buyer, the Company or any of their Affiliates in satisfying any covenant (implied or express) relating to the operation of the Company and/or the Company’s business following the Closing. Parent, the Buyer, their Affiliates and their Representatives will have and reserve the exclusive authority, power and right at all times to control all aspects of the business and operations of the Company, the Parent, the Buyer or any Affiliate thereof, including the unrestricted discretion to determine to what extent, if any, will any resources be spent in order to develop, sell, market and support any Company Products, the manner in which development, sales and marketing will take place, if any, the budgets that will be dedicated and the acquisition, sale or incorporation of any products, technologies, divisions or operations. Nothing herein shall be deemed to create or imply any restriction or limitation on the ability of the Parent, the Buyer or any Affiliate thereof to pursue any activities or operations of any kind or nature, to enter into, terminate, modify, dispose of or otherwise make any change thereto, or sell any assets or properties. In addition, and without derogating from the generality of the foregoing, it is hereby clarified that the Earnout Payment Amounts, if any, shall not (i) be certificated, (ii) represent an equity ownership interest in the Company or Parent or any of their respective Affiliates, (iii) have any voting rights or dividend rights associated therewith, or (iv) bear any interest.

(vii)             Notwithstanding the foregoing clause (vi), if, following the Closing but prior to December 31, 2016, Buyer (or its Affiliates) implements a significant adverse change in the Business of the Company as specified in Schedule 1.8(c)(vii) hereto (each, an “Adverse Change”), then, unless (a) Buyer obtained the Stockholders’ Representative’s prior consent to such an Adverse Change (not to be unreasonably withheld, conditioned or delayed) or (b) such an Adverse Change is required under any applicable Legal Requirement, then an equitable downward adjustment shall be made to the 2015 Target and/or the 2016 Target, as applicable, so that the Earnout Payment Amount, in part or in whole (depending on the appropriate adjustment), may be deemed earned and payable as a result of such equitable adjustment. For the sake of clarity, nothing herein shall prevent Buyer, Parent and/or their Affiliates, including the Company, to take any action that would constitute an Adverse Change. In the event that an Adverse Change is required under clause (b) above, the Buyer and the Stockholders’ Representative shall work together in good faith to provide the Company Stockholders, if reasonably practicable in light of such Legal Requirement, with a comparable opportunity to achieve 2015 Target and/or the 2016 Target, as applicable.

(viii)            Notwithstanding anything to the contrary hereunder, the 2015 Payment, if any, and the 2016 Payment, if any, shall be reduced by the amount of the Contingent Transaction Expenses.

(d)       Conversion of Company Capital Stock. At the Effective Time and as a result of the Merger 1:

(i)       Each share of Company AA Preferred Stock, outstanding at the Effective Time, but excluding Dissenting Shares and Excluded Shares, shall by virtue of the Merger 1 and without any action on the part of any party hereto or any holder thereof, be converted into the right to receive (1) cash in the per share amount set forth on the Final Payment Spreadsheet (the “Series AA Cash Amount”) and (2) Parent Ordinary Shares in the per share amount set forth on the Final Payment Spreadsheet (the “Series AA Share Amount”, and together with the Series AA Cash Amount, the “Series AA Amount”), in each case, subject to adjustments and payable as provided in this Agreement.

(ii)         Each share of Company AA-1 Preferred Stock, outstanding at the Effective Time, but excluding Dissenting Shares and Excluded Shares, shall by virtue of the Merger 1 and without any action on the part of any party hereto or any holder thereof, be converted into the right to receive (1) cash in the per share amount set forth on the Final Payment Spreadsheet (the “Series AA-1 Cash Amount”) and (2) Parent Ordinary Shares in the per share amount set forth on the Final Payment Spreadsheet (the “Series AA-1 Share Amount”, and together with the Series AA-1 Cash Amount, the “Series AA-1 Amount”), in each case, subject to adjustments and payable as provided in this Agreement.

(iii)        Each share of Company AA-2 Preferred Stock, outstanding at the Effective Time, but excluding Dissenting Shares and Excluded Shares, shall by virtue of the Merger 1 and without any action on the part of any party hereto or any holder thereof, be converted into the right to receive (1) cash in the per share amount set forth on the Final Payment Spreadsheet (the “Series AA-2 Cash Amount”) and (2) Parent Ordinary Shares in the per share amount set forth on the Final Payment Spreadsheet (the “Series AA-2 Share Amount”, and together with the Series AA-2 Cash Amount, the “Series AA-2 Amount”, and together with the Series AA Amount and the Series AA-1 Amount, the “Preferred Amount”), in each case, subject to adjustments and payable as provided in this Agreement.

(iv)       Each share of Company Common Stock outstanding at the Effective Time, including Company Common Stock issued prior to the Effective Time upon exercise of Company Stock Options or other convertible securities, but excluding Dissenting Shares and Excluded Shares, shall by virtue of the Merger 1 and without any action on the part of any party hereto or any holder thereof, be converted into the right to receive (1) cash in the per share amount set forth on the Final Payment Spreadsheet (the “Common Cash Amount”) and (2) Parent Ordinary Shares in the per share amount set forth on the Final Payment Spreadsheet (the “Common Share Amount”, and together with the Common Cash Amount, the “Common Amount” and, with respect to the Company Preferred Stock, together with the applicable Preferred Amount, the “Share Amount”), in each case, subject to adjustments and payable as provided in this Agreement.

(v)        Each certificate representing any of the Company Capital Stock, each non certificated Company Capital Stock registered in the Company’s shareholders register and the registration of any holder of a Company Capital Stock in the Company’s shareholders register, shall thereafter only represent the right to receive, with respect to each share of Company Capital Stock, upon surrender of such certificate(s) (or an affidavit of loss in lieu thereof pursuant to Section 1.8(j) hereof) in accordance with this Agreement and subject to the other terms of this Agreement, the Share Amount, subject to withholding Tax and without any interest thereon.  The Share Amount that is payable in cash shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by such Company Stockholder immediately prior to the Effective Time.

(e)       Payment Spreadsheets.

(i)       Attached hereto as Exhibit D-1, is a spreadsheet (the “Preliminary Payment Spreadsheet”), certified by the CEO and CFO of the Company (the “Authorized Persons”) showing (i) the Company's good faith estimate (based on reasonable assumptions) of the Company's financial position as of the Closing Date (the “Closing Balance Sheet”); (ii) the  Company  Cash, the Company Indebtedness, the Company Transaction Expenses and the Company Net Working Capital; (iii) for each holder of Company Capital Stock, Company Stock Options and Company Warrants, as of the date thereof: (A) the name, the street address, email address, and residency of such holder, telephone number, bank information (the respective bank name and number, the branch name, number and address, swift number and account number), (B) the number and class of shares of Company Capital Stock held, (C) the Company Stock Options and Company Warrants held, if any, together with details thereon (for Company Stock Options – including type, vesting, exercise price, etc.), and (D) a calculation of the portion of the Aggregate Merger Consideration (including the number of Parent Ordinary Shares each Company Stockholder will be entitled to receive out of the Aggregate Share Consideration, the portion of the Aggregate Cash Consideration each Company Stockholder will be entitled to receive, in each of the Closing Cash Consideration, the Escrow Amount and Earnout Payment Amount (assuming full payment)) payable to such Company Stockholder pursuant to this Agreement and relative portion of the Rep Reimbursement Amount, where applicable and all Share Amounts; (iv) for each Employee receiving payment hereunder, such additional details reasonably required by Parent, Buyer, the Escrow Agent or the Paying Agent so as to properly compute any applicable withholding Taxes for payroll deductions, if and to the extent applicable.  In the event that following the date hereof and prior to the Closing Date, the Company determines that the information set forth in the Preliminary Payment Spreadsheet (other than the number of Company Accredited Investors) is incomplete or inaccurate (e.g., as a result of the exercise of Company Stock Options into Company Capital Stock), then no later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a revised spreadsheet (the “Final Payment Spreadsheet”), which will be attached hereto as Exhibit D-2, showing all information required to be stated in the Preliminary Payment Spreadsheet, updated to the Closing Date and certified by the Authorized Persons. In the event the Company does not timely amend the information set forth in the Preliminary Payment Spreadsheet, such spreadsheet shall be deemed to be the Final Payment Spreadsheet (subject to Section 1.8(g) below).

(ii)       Neither Parent, nor Buyer, the Merger Subs, the Escrow Agent, the Paying Agent or any of their respective Representatives shall be responsible for the determination of the allocation of the Aggregate Merger Consideration. The Aggregate Merger Consideration allocation will be presented in the Final Payment Spreadsheet, which will be deemed a Specified Representation of the Company. The Company also represents that the information and calculations set forth in the Final Payment Spreadsheet are, and shall be, made in accordance with the terms and conditions (including liquidation preferences, if any) of this Agreement, the Company’s Organizational Documents, and other relevant existing contractual arrangements among the Company, the holders of Company Capital Stock, Company Optionholders and holders of Company Warrants. In no event shall Parent or Buyer, the Merger Subs, the Escrow Agent, the Paying Agent or any of their respective Representatives be required to make any payments pursuant to this Agreement unless and until the Final Payment Spreadsheet has been duly executed and delivered by the Company.  Parent, Buyer, the Merger Subs, the Escrow Agent, the Paying Agent and any of their respective Representatives shall be entitled to rely entirely upon the Final Payment Spreadsheet in connection with making the payments pursuant to this Agreement and neither the Stockholders’ Representative nor any Company Stockholder shall be entitled to make any claim in respect of the allocation of the payments so made to or for the benefit of any of them to the extent that the payments are made in a manner consistent with the Final Payment Spreadsheet and this Agreement.

(iii)      Without derogating from Section 5.3 hereof, if between the date of this Agreement and the Closing Date, the number of outstanding Company Capital Stock is changed into a different number of shares or into a different class, by reason of any share dividend, subdivision, reclassification, recapitalization, split-up, combination, exercise of Company Stock Options, exchange of shares, or the like, the amounts payable to the Company Stockholders set out in this Agreement and the Final Payment Spreadsheet will be correspondingly adjusted to reflect such change, such that the Aggregate Merger Consideration shall not be increased or reduced as a result of any such action.

(f)      Company Stockholders Release. Each Company Stockholder who accepts payment for his, her or its portion of the Aggregate Merger Consideration upon conversion of the share(s) of Company Capital Stock formerly represented by certificate(s) (or an affidavit of loss pursuant to Section 1.8(j) hereof), which immediately prior to the Effective Time represented shares of Company Capital Stock, shall be deemed to have make the representations, waivers and releases set forth in Article III hereof.

(g)      Net Working Capital Adjustment. Notwithstanding anything to the contrary hereunder, if the Company Net Working Capital will be (x) less than Three Hundred Seventy Five Thousand U.S. Dollars ($375,000) (the “Working Capital Target”, and the amount of such deficiency, if any, being referred to herein as the “Working Capital Shortfall”), then the Aggregate Merger Consideration shall, for all purposes hereunder, be adjusted downward, dollar-for-dollar, by an amount equal to the Working Capital Shortfall (to be applied first to the Closing Cash Consideration as contemplated hereunder) and, consequently, the Share Amount shall be adjusted downward proportionately, or (y) more than the Working Capital Target (the amount of such excess, if any, being referred to herein as the “Working Capital Excess”), then the Buyer shall, within five (5) Business Days, pay such Working Capital Excess to the Paying Agent for further distribution to the Company Stockholders in accordance with this Agreement and the Paying Agent Agreement; provided however that if the Working Capital Excess is more than $50,000 then, unless the full Working Capital Excess is as a result of Company Cash, then the following shall apply: (A) Accounts Receivable(s) that were included in the Company Net Working Capital in an amount equal as much as possible to such Working Capital Excess (but without bifurcating or dividing any one Account Receivable) shall be excluded from the computation of the Company Net Working Capital (the “Excluded AR”) so that the Working Capital Excess shall be lower than $50,000 and (B) Buyer shall, within five (5) Business Days following actual collection of such Excluded AR (without undertaking any obligation to take any legal actions in order to cause such collection), if any, pay the net proceeds of such Excluded AR to the Paying Agent for further distribution to the Company Stockholders in accordance with this Agreement and the Paying Agent Agreement.  The determination of the Company Net Working Capital shall be as follows:

(i)            Not less than two (2) Business Days prior to the Closing, the Company shall deliver to Buyer a certificate executed by the Authorized Persons detailing the Company’s good faith best estimate of the Company Net Working Capital as of the Closing Date, including an estimated balance sheet of the Company as of the Closing Date (the “Company Net Working Capital Certificate”).  The Company Net Working Capital Certificate shall be prepared by the Company in US Dollars, in accordance with GAAP and shall present the Company’s good faith estimate (based on reasonable assumptions) of the balance sheet of the Company and the estimated Company Net Working Capital as of the close of business on the Closing Date.

(ii)            Within 90 days after the Closing, Buyer may object to the Company Net Working Capital calculations included in the Company Net Working Capital Certificate by delivering to the Stockholders’ Representative a certificate (the “Buyer NWC Certificate”) executed by an officer of Buyer, setting forth (i) the balance sheet of the Company as of the close of business on the Closing Date, and (ii) Buyer’s calculation of the Company Net Working Capital as of the close of business on the Closing Date and the amount by which Company Net Working Capital as calculated by Buyer is less than the Company Net Working Capital set forth in the Company Net Working Capital Certificate. Within one (1) Business Day after the Closing, Stockholders’ Representative may revise the Company Net Working Capital calculations included in the Company Net Working Capital Certificate by delivering to the Parent and Buyer a certificate (the “Revised NWC Certificate,” and each of the Revised NWC Certificate and the Buyer NWC Certificate, an “Adjustment Certificate”) executed by the Stockholders’ Representative setting forth (i) the revised balance sheet of the Company as of the close of business on the Closing Date, and (ii) Stockholders’ Representative’s revised calculation of the Company Net Working Capital as of the close of business on the Closing Date and the amount by which such revised Company Net Working Capital exceeds the Company Net Working Capital set forth in the Company Net Working Capital Certificate.  The Buyer NWC Certificate and Revised NWC Certificate, if any, shall be prepared in US Dollars, in accordance with GAAP and may take into account any information not available to the parties at the time the Company Net Working Capital Certificate was delivered. If Buyer fails to timely deliver the Buyer NWC Certificate, then the Company Net Working Capital reflected in the Company Net Working Capital Certificate shall be deemed as the final Company Net Working Capital.

(iii)            In the event that either Buyer or the Stockholders’ Representative delivers an Adjustment Certificate reflecting a Company Net Working Capital which is less than the amount set forth in the Company Net Working Capital Certificate (such difference, the “Negative Adjustment Amount”) or which is greater than the amount set forth in the Company Net Working Capital Certificate (such difference, the “Positive Adjustment Amount”), and the recipient of such Adjustment Certificate does not timely disagree with the calculations in such Adjustment Certificate (by timely delivering a Notice of Dispute as set forth below), then, without derogating from the rights of Parent and Buyer under Article VIII, in the case of a Negative Adjustment Amount, the Company Stockholders shall promptly, and in any event, within ten (10) Business Days thereafter, pay to Buyer the amount of the Negative Adjustment Amount, and in the case of a Positive Adjustment Amount, Buyer shall promptly, and in any event within ten (10) Business Days thereafter, pay to the Paying Agent for further distribution to the Company Stockholders the amount of the Positive Adjustment Amount.

(iv)             In the event that either the Stockholders’ Representative on the one hand or the Buyer on the other hand shall disagree with any item(s) or amount(s) set forth in an Adjustment Certificate (and, in the case of disagreement by Buyer, an Adjustment Certificate shall also include the Company Net Working Capital Certificate), within (i) twenty (20) days following the receipt of such Adjustment Certificate if sent by Buyer to the Stockholders' Representative or (ii) ninety (90) days following the receipt of the Company Net Working Capital Certificate (or of such Adjustment Certificate if sent by the Stockholders' Representative to Buyer), the Stockholders’ Representative or the Buyer, as applicable, may deliver a notice of such disagreement, executed by such party (a “Notice of Dispute”). The recipient of an Adjustment Certificate shall be deemed to have irrevocably consented and agreed (in the case of the Stockholders’ Representative, for and on behalf of the Company Stockholders) to the Adjustment Certificate if the recipient shall fail to timely deliver a Notice of Dispute.  In the event that the Stockholders’ Representative or the Buyer, as applicable, shall timely deliver to the other party a Notice of Dispute pursuant to this Section, the parties shall address any disputed item(s) and amount(s) in accordance with the procedures set forth in Schedule B hereto.

(v)              In the event that Buyer and the Stockholders’ Representative shall resolve the dispute (in accordance with the procedures set forth in Schedule B hereto or as a settlement), then, unless otherwise agreed by Buyer and the Stockholders’ Representative and without derogating from the rights of Parent and Buyer under Article VIII, then (A) if a Negative Adjustment Amount, the Company Stockholders shall promptly, and in any event, within ten (10) Business Days after such resolution, pay to Buyer the amount of the Negative Adjustment Amount as so resolved, and (B) if such amount is a Positive Adjustment Amount, Buyer will pay, within ten (10) Business Days after such resolution, to the Company Stockholders, in each case in accordance with Section 1.8(g)(iii), and in each case the Final Payment Spreadsheet shall be adjusted accordingly.

(h)       Paying Agent and Escrow Agent.

(i)         At or prior to Closing, Parent and Buyer shall engage (1) American Stock Transfer & Trust Company, LLC, or another third person reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) in connection with the Merger and enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company (the “Paying Agent Agreement”) and (2) American Stock Transfer & Trust Company, LLC, or another third person reasonably acceptable to the Company, to act as escrow agent (the “Escrow Agent”) in connection with the Merger and enter into an agreement with the Escrow Agent in substantially the form attached hereto as Exhibit E (the “Escrow Agent Agreement”).

(ii)        At or promptly after the Closing, Parent and the Buyer shall: (i) deposit with the Paying Agent the Closing Cash Consideration (less the Rep Reimbursement Amount), (ii) deliver the duly executed Instruction Letter to the Parent's transfer agent and (iii) deposit with the Escrow Agent the Escrow Amount plus the Rep Reimbursement Amount, all in accordance with Section 1.8(a) above.

(iii)        Promptly following the Effective Time, Parent and Buyer shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Capital Stock that is converted into a right to receive a portion of the Aggregate Merger Consideration as set forth in the Final Payment Spreadsheet, a letter of transmittal, in substantially the form attached hereto as Exhibit F (the “Letter of Transmittal”) which shall (x) specify, among others, that delivery shall be effective only upon delivery of all certificate or certificates which immediately prior to the Effective Time represented outstanding Company Capital Stock (the “Certificates”) to the Paying Agent, or any affidavit of lost, stolen or destruction of such Certificates, in each case with the risk of loss and title to the Certificates shall remain with the holder of the Company Capital Stock until such delivery, (y) include instructions for effecting the surrender of such Certificates in exchange for a portion of the Aggregate Merger Consideration, and provide for the collection from the holders of Company Capital Stock of Forms W-8, W-9, or other customary documentation under the Code to satisfy withholding obligations that may otherwise have been required thereunder, and (z) include customary representations, waivers and indemnities of the holders. Upon surrender of a Certificate to Paying Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, each holder of Company Capital Stock delivering such documents shall be entitled to receive in exchange therefor: (1) its respective portion of the Aggregate Merger Consideration in accordance with the Final Payment Spreadsheet; minus (2) any applicable Tax, such payments to be made in accordance with the instructions, and delivered to the address specified in the applicable letter of transmittal.  If payment is to be made to a Person other than the registered holder of the Certificate surrendered, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or establish to the reasonable satisfaction of Parent, Buyer, the Surviving Entity or the Paying Agent that such Tax has been paid or is not applicable.  For the avoidance of doubt, it is hereby clarified that no interest will be paid or will accrue on the amount payable upon the surrender of any such Certificate.

(iv)       One hundred and eighty (180) days following the Effective Time, Buyer shall be entitled (but not obligated) to cause the Paying Agent to deliver to Buyer (or its Affiliates) any funds (including any interest received with respect thereto) as well as Closing Share Consideration, if any, made available to the Paying Agent that have remained unclaimed by any holder of Certificates or agreements formerly representing Company Capital Stock outstanding on the Effective Time, and thereafter such holders shall be entitled to look only to Buyer with respect to the consideration payable upon due surrender of their Certificates.

(v)        Notwithstanding the foregoing, neither the Paying Agent, the Escrow Agent nor any Party hereto or their respective Representatives shall be liable to any holder of Certificates formerly representing Company Capital Stock and/or any of such holder’s heirs, executors, administrators and successors, for any amount paid to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar law.

(vi)        Parent and Buyer will make the payments pursuant this Agreement with the assistance of the Paying Agent.  Parent and Buyer shall, jointly and severally, cause, and be responsible for, the Paying Agent to make the payment of the Closing Consideration to the Company Equityholders in accordance with this Agreement, the Final Payment Spreadsheet and the Paying Agent Agreement.

(vii)       Notwithstanding anything to the contrary herein, any consideration to be paid or delivered to any holder of Company Stock Options or Employees (in their capacities as such) may be, at Parent's sole discretion, paid to such holder of Company Stock Options or Employee indirectly through the Surviving Entity and/or its Subsidiaries (rather than through the Paying Agent), and withholding of the applicable Tax, if any, shall be made through the Surviving Entity's or applicable Subsidiary's payroll.

(i)      Company Cashholders; Fractional Shares. Notwithstanding anything to the contrary herein (but, for the sake of clarity, without increasing the Closing Share Consideration), (A) no Company Stockholder who would otherwise be entitled to less than ten (10) Parent Ordinary Share as part of the Closing Share Consideration (each such Company Stockholder, a “Company Cashholder”) be entitled to receive any Parent Ordinary Shares hereunder, and (B) no fractional shares of Parent Ordinary Shares will be issued pursuant to this Agreement, and any fractional share that would otherwise be due to a Person hereunder (after aggregating all fractional shares of Parent Ordinary Shares to be received by such Person) shall be rounded down to the nearest whole share, except that, solely with respect to any Company Cashholder , Buyer shall pay cash in lieu of such Parent Ordinary Shares (including fractions thereof) equal to the product obtained by the sum of (A) multiplying (x) the applicable number of Parent Ordinary Shares (including fractions) otherwise issuable to such Company Cashholder by (y) $9.71 (or, with respect to the 2015 Earnout Shares, the Average Price prior to March 31, 2016, and with respect to the 2016 Earnout Shares, the Average Price prior to March 31, 2017), less (B) any required withholding Taxes and without interest.

(j)      Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, an agreement, in customary form, to indemnify against any claim that may be made against the Paying Agent or Parent or the Surviving Entity with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Merger Consideration with respect to the Company Capital Stock formerly represented thereby.

(k)     Conversion of Merger Subs Securities.

(i)     Conversion of Merger Sub 1 Units.  At the Effective Time, on the terms and subject to the conditions of this Agreement, by virtue of Merger 1 and without any action on the part of any of the parties hereto, each unit of membership interests of Merger Sub 1 issued and outstanding immediately prior to the Effective Time shall be cancelled and shall automatically be converted into one (1) validly issued, fully paid and nonassessable unit of membership interests of the Interim Surviving Entity.

(ii)    Conversion of Merger Sub 2 Units. At the Second Effective Time, by virtue of Merger 2 and without any action on the part of any of the parties hereto, each unit of membership interests of Merger Sub 2 issued and outstanding immediately prior to the Second Effective Time shall remain outstanding and shall represent one (1) validly issued, fully paid and nonassessable unit of membership interests of the Surviving Entity.

(l)      Cancellation of Certain Company Capital Stock.  Notwithstanding anything herein to the contrary, at the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock and each share of Company Capital Stock held by Parent, Buyer, Merger Sub 1, Merger Sub 2, any other Subsidiary of Parent or Buyer (the “Excluded Shares”) shall be cancelled and extinguished without any conversion thereof and shall not be taken into account for purposes of any amounts payable to the Company Stockholders hereunder.

(m)     Dissenters’ Rights.  “Dissenting Shares” means any shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and who properly demands appraisal for such shares of Company Capital Stock in accordance with Section 262 of the DGCL.

(i)         Subject to clause (ii) of this Section 1.8(m), notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted as provided in Section 1.8(c) and (e), but instead such holder thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL.

(ii)         Notwithstanding the provisions of clause (i) of this Section 1.8(m), if any holder of shares of Company Capital Stock who demands appraisal of such holder’s shares of Company Capital Stock under the DGCL effectively waives, withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s shares of Company Capital Stock shall automatically be converted into the right to receive the amounts provided in Section 1.8(c) and (e) upon surrender of the Certificates representing such Company Capital Stock pursuant to this Agreement.

(iii)        The Company shall give Parent and Buyer (x) prompt notice of any demands for appraisal or payment of the fair value of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments served on the Company pursuant to the DGCL or the Legal Requirement of any other applicable jurisdiction or otherwise relating to the Merger, and (y) the opportunity to participate in and direct all negotiations and proceedings with respect to demands.  Except with the prior written consent of Parent and Buyer, the Company shall not (x) voluntarily make any payment with respect to any demands for appraisal or (y) settle, or offer to settle, any such demands or agree to do any of the foregoing, or (z) waive any failure by a former Company Stockholder to timely deliver a written objection or to perform any other act perfecting appraisal rights in accordance with the DGCL. Following the Effective Time, Buyer and Parent shall control any such negotiations and proceedings, and shall be permitted to settle such demands for appraisal on the terms applicable to Third Party Claims under Article VIII.

(n)      Treatment of Company Stock Options.

(i)       No Company Stock Options (whether vested or not) shall be assumed by Parent, Merger Sub 1 or Merger Sub 2 in the Merger.  At the Closing, each of the Company Stock Options to the extent not exercised in accordance with the terms of an optionholder notice, in a form reasonably acceptable to Buyer and Parent, delivered by the Company to each such holder of Company Stock Options immediately following the date hereof, shall be cancelled in a manner satisfactory to Parent and Buyer.

(ii)       At or prior to the Closing, the Company shall take, following consultation with Parent and Buyer, all actions under the Company Option Plans in order to effectuate this Section 1.8(n).

(o)      Treatment of Company Warrants.  All Company Warrants will be terminated at or before Closing in accordance with a warrant termination agreement in a form reasonably satisfactory to Buyer and Company to be entered on or prior to the date hereof.

(p)      Tax Withholding.

(i)     Each of Parent, Buyer, the Surviving Entity, the Paying Agent and the Escrow Agent, as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, such amounts as they reasonably determine, upon the advice of counsel or tax advisor, are required to be deducted or withheld therefrom under applicable Legal Requirements. Any withholding in respect of the Parent Ordinary Shares issued to a Company Equityholder may be made out of such Person’s portion of the Aggregate Cash Consideration; provided, however, that in the event that the portion of the Aggregate Cash Consideration payable to a Person is not sufficient to cover the amount required to be withheld under this Agreement with respect to such Person, then such Person shall, as a condition to the receipt of any portion of its Aggregate Merger Consideration to which it is entitled, remit to the Paying Agent, to Parent or to Buyer or the Escrow Agent, as applicable, such amount as demanded by them in order to satisfy such tax withholding shortfall.

(ii)    Any amounts so withheld shall be remitted by Parent, Buyer, the Surviving Entity, the Paying Agent or the Escrow Agent, as the case may be, to the appropriate Governmental Entity and, to the extent so remitted, shall be treated for all purposes as having been paid to a Company Equityholder or other Person entitled to receive any portion of the Aggregate Merger Consideration pursuant to the terms of this Agreement in respect of whom such deduction and withholding was made.

(iii)    In the case of any amounts withheld in accordance with the provisions hereof, the withholding party shall promptly provide to the Company Equityholders from which such amounts were withheld written confirmation of the amount so withheld.

(q)      Treatment of Post-Closing Payments. No right or interest in any Earnout Payment Amount, Escrow Amount, Holdback Share Consideration, a Working Capital Excess or similar payments due following Closing (each a “Post-Closing Payment” and, collectively, the “Post-Closing Payments”) or proceeds therefrom, may be assigned or otherwise transferred by any Company Equityholder, other than by the laws of descent and distribution or succession, without the prior written consent of Parent and Buyer.

(r)      Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and such other Taxes and fees (including any penalties and interest), if any, imposed on any Company Equityholder or other Person entitled to receive any portion of the Aggregate Merger Consideration pursuant to the terms of this Agreement shall be borne and paid by such Company Stockholder or Person.

(s)      Exemption From Registration; Certificate Legends; Lock-Up.

(i)     The Parties acknowledge and agree that each Parent Ordinary Share that forms part of the Aggregate Share Consideration to be issued pursuant to Section 1.8 hereof shall constitute “restricted securities” pursuant to Rule 144 under the Securities Act and shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE LAW, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS SET FORTH IN THE AGREEMENT AND PLAN OF MERGER DATED MARCH 5, 2015 (THE “AGREEMENT”).  THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE AGREEMENT, A COPY OF WHICH IS AVAILABLE AT NO COST UPON REQUEST FROM THE SECRETARY OF THE COMPANY.”

(ii)    The Parties further acknowledge and agree that each Company Equityholder will not, during the period ending nine (9) months after the Closing Date, offer, pledge, sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (each, a “Transfer”), any of the Closing Share Consideration issuable to such Company Stockholder hereunder (the “Lock-Up Shares”); provided that (a) starting three months after the Closing Date, it may Transfer up to 33.3% of the Lock-Up Shares, and (b) starting six months after the Closing Date, it may Transfer up to additional 33.3% of the Lock-Up Shares; provided further that (i) nothing in the foregoing shall prohibit the Company Equityholders from Transferring the Parent Ordinary Shares to any Affiliate where the Company Equityholder and such Affiliate each agree to be bound by the representations, warranties and covenants applicable to the Company Equityholder in this Agreement (and where the transferor was a Principle Stockholder, also the Stockholder Support Agreement), and (ii) for the sake of clarity, any such Affiliate shall make for the benefit of Parent the representations and warranties set forth in the Investor Representation Statement.  In furtherance of the foregoing, Parent and any duly appointed transfer agent for the registration of transfer of the securities described herein are hereby authorized to decline to register any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

(iii)    Anything to the contrary herein notwithstanding, Parent shall not be obligated to issue any portion of the Aggregate Share Consideration to any Person unless such Person is a Company Equityholder who has delivered to Parent prior to the Closing Date a duly completed and signed Investor Representation Statement. Except as decided otherwise by Parent at its sole and absolute discretion (and without derogating from Section 1.8(a)(iv) hereof), the failure by such Person to provide such Investor Representation Statement will result in such Person not being issued any portion of the Aggregate Share Consideration which otherwise may have been issued to it (without affecting the allocation of the balance of the Aggregate Share Consideration according to the Final Payment Spreadsheet nor, for the sake of clarity, any increase in the Aggregate Cash Consideration).

Section 1.9                   Plan of Reorganization.  Without derogating from Section 5.11(a)(ii), this Agreement shall constitute a “plan of reorganization” for the Merger for purposes of Section 368 of the Code.

ARTICLE II

Representations and Warranties of the Company

Except as set forth in the disclosure schedule delivered by the Company to Parent and Buyer concurrently with the execution of this Agreement, setting forth specific exceptions to the Company’s representations and warranties set forth herein (the “Company Disclosure Schedule”; which shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs and sub-sections contained in this Article II; it being understood that each such disclosures shall qualify (i) the corresponding paragraph or sub-section in this Article II and (ii) the other paragraphs in this Article II to the extent reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs), the Company hereby represents and warrants to Parent, Buyer, Merger Sub 1 and Merger Sub 2, on the date hereof and as of the Closing Date, as follows:

Section 2.1                    Organization and Standing; Subsidiaries.  (a)  The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, has the requisite power and authority to own, lease, license, use and operate its assets and properties and to carry on its business as now being conducted.  The Company is duly qualified, licensed or admitted to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing, license, use or operation of its assets and properties makes such qualification, licensing or admission necessary, except where the failure to be so qualified, licensed or admitted would not have a Material Adverse Effect.  Section 2.1(a) of the Company Disclosure Schedule sets forth each jurisdiction where the Company is so qualified, licensed or admitted to do business and each other state, province or country in which the Company has customers or currently sells, or in the past 24 months has sold, its products or services, or has Employees or engages independent contractors and/or freelances on a full-time basis.  The copies of the certificate of incorporation and bylaws of the Company (the “Organizational Documents”) attached to Section 2.1(a) of the Company Disclosure Schedule are true, complete and correct copies of such documents as in effect on the date of this Agreement and have not been amended since the date hereof, and the Company is not in violation of any provision of any of its Organizational Documents.

(b)      The Company does not have and has not ever had a Subsidiary and the Company does not own or control and has never owned or controlled, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, corporation, partnership, joint venture or other business association or entity.

(c)      The names of each director and officer of the Company, date of commencement and his or her position with the Company on the date hereof are listed in Section 2.1(c) of the Company Disclosure Schedule.

Section 2.2                   Authority; No Conflicts.  (a)  The Company has all requisite corporate power and authority to (i) own, lease, license and use its properties and assets and carry on its business as now being conducted and as currently proposed to be conducted; (ii) execute and deliver this Agreement and the other agreements set forth in the exhibits hereto (collectively, the “Ancillary Agreements”) to be executed and delivered by the Company as contemplated hereby; and (iii) consummate and perform the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement, and the Ancillary Agreements executed and delivered by the Company as contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors (the “Company Board”) and (upon the receipt of the Required Votes), the Company Stockholders, and no other corporate (including stockholder) action on the part of the Company or its stockholders is necessary to authorize the performance of this Agreement and the Ancillary Agreements by the Company and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to be executed and delivered by the Company as contemplated hereby, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each other Ancillary Agreements by the other parties hereto and thereto, shall have been duly executed and delivered by the Company and shall be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(b)      The execution and delivery of this Agreement by the Company does not, the execution and delivery by the Company of the Ancillary Agreements to be executed and delivered by the Company as contemplated hereby will not, and the consummation and performance by the Company of the transactions contemplated hereby (including, for the sake of clarity, by virtue of Merger 1 and Merger 2) and thereby will not, result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of the Company under:  (i) any provision of the Organizational Documents of the Company; (ii) any Legal Requirement applicable to the Company or by which any of its properties or assets is bound; or (iii) in any material respect any of the terms, conditions or provisions of any Contract to which the Company is a party or by which it is bound.

(c)      The only votes or written consents of any class or series of the Company Capital Stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby and described herein, are the affirmative vote or written consent of holders of at least a majority of the outstanding shares of (i) Company Capital Stock voting together as a single class and on an as-converted basis and (ii) Company Preferred Stock (the “Required Votes”). The Stockholders Written Consent, when executed and delivered by the Required Votes, will satisfy all requirements for consents, votes or approvals by the holders of any classes or series of Company Capital Stock necessary to approve and adopt, and consummate, this Agreement, the Merger and the other transactions contemplated hereby in accordance with the Organizational Documents and applicable Legal Requirements.

(d)      The Company Board has unanimously (i) adopted and approved this Agreement, the Ancillary Agreements and the Merger, (ii) determined that the transactions contemplated herein and therein are advisable and in the best interests of the Company Stockholders and on terms that are fair to such Company Stockholders and (iii) resolved to recommend that the Company Stockholders approve this Agreement, the Ancillary Agreements and the Merger, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 2.3                   Capitalization.  (a)  As of the date hereof, the authorized capital stock of the Company consists of (i) 5,110,000 shares of Company Common Stock and (ii) 4,310,000 shares of Company Preferred Stock, 2,150,000 of which are designated Company AA Preferred Stock, 250,000 of which are designated Company AA-1 Preferred Stock and 1,910,000 of which are designated Company AA-2 Preferred Stock.

(b)      As of the date hereof and as of the Closing Date, the outstanding capital stock of the Company (on a fully diluted basis) consists of: (i) 454,274 shares of Company Common Stock, (ii) 1,250,000  shares of Company AA Preferred Stock, (iii) 145,442  shares of Company AA-1 Preferred Stock, (iv) 1,909,244  shares of Company AA-2 Preferred Stock, (v) 263,019 Company Stock Options to purchase an aggregate of 263,019 shares of Company Common Stock, and (vi) zero Company Warrants. No shares of Company Capital Stock are issued or held in the treasury of the Company. Section 2.3(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all of the issued and outstanding share capital of the Company, on an actual basis and on an as-converted and as-exercised basis, taking into consideration any and all convertible or exchangeable securities and other interests in the Company, and (ii) the owners, beneficially and of record, of such securities.

(c)      All outstanding shares of capital stock or other equity securities of the Company have been duly authorized and validly issued and are fully paid and non assessable.  No shares of capital stock or other equity interests of the Company are entitled to or have been issued in violation of any preemptive rights.  All outstanding shares of Company Capital Stock have been issued in compliance with all applicable Legal Requirements, and were issued, transferred in accordance with any right of first refusal or similar right or limitation, including those in the Organizational Documents.  There are no declared or accrued but unpaid dividends with respect to any Company Capital Stock. The Company does not own any share capital of the Company.

(d)      Section 2.3(b) of the Company Disclosure Schedule and the Final Payment Spreadsheet contains a complete and correct list of (x) the holders of all outstanding Company Capital Stock, the number and class/series of shares of Company Capital Stock held by each such holder, the number of shares of Common Stock into which the outstanding shares of Company Preferred Stock are convertible and the number of the applicable stock certificates representing such shares, and (y) each outstanding Company Stock Option and Company Warrant. Section 2.3(d) of the Company Disclosure Schedule contains a true and correct copy of the stock ledger of the Company. The allocation of the Aggregate Merger Consideration, as set forth in the Final Payment Spreadsheet, is consistent, in all respects, with the Organizational Documents.

(e)      Other than the Company Stock Options and Company Warrant set forth in Section 2.3(b) of the Company Disclosure Schedule and the Final Payment Spreadsheet (and the option agreements and warrants evidencing such Company Stock Options or Company Warrants, true and complete copies of which have been made available to the Parent and Buyer), the Company is not a party to any outstanding or authorized option, warrant, right (including any preemptive right), subscription, claim of any character, agreement, obligation, convertible or exchangeable securities, Contract or other commitments contingent or otherwise, relating to the capital stock or other equity or voting interests in the Company, pursuant to which the Company is or may become obligated to issue, deliver or sell or cause to be issued, delivered or sold, shares of capital stock of or other equity or voting interests in, the Company or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of or other equity or voting interests in the Company.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interests in, the Company.  The Company does not have any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the stockholders of the Company on any matter.  There are no irrevocable proxies and no voting agreements with respect to any capital stock of, or other equity or voting interests in, the Company.

(f)      The information contained in the Final Payment Spreadsheet will be complete and correct as of the Closing Date.

Section 2.4                   Financial Statements; Undisclosed Liabilities.  (a)  Attached hereto as Section 2.4(a) of the Company Disclosure Schedule are true, correct and complete copies of (i) the audited, consolidated balance sheet of the Company as at December 31, 2014 (the “Balance Sheet Date”), including the related audited statements of income, stockholders’ equity and cash flows, retained earnings and changes in financial position for the fiscal years ended December 31, 2013, December 31, 2012, and December 31, 2011, together with the audit opinion thereon of Aronson LLC (the “CPA”), and (ii) the interim unaudited reviewed consolidated balance sheet of the Company as at December 31, 2014 (the “Interim Balance Sheet”), and the related interim unaudited consolidated statements of income, stockholders’ equity and cash flows, retained earnings and changes in financial position for the twelve (12) months then ended.  The financial statements referred to above, including the footnotes thereto (collectively the “Financial Statements”) have been prepared in accordance with GAAP consistently followed throughout the periods indicated and reviewed by the CPA (except as described therein, and in the case of interim Financial Statements, except for the absence of notes thereto and subject to normal year-end audit adjustments which are not expected to be material).

(b)      The Financial Statements fairly present the consolidated financial condition of the Company, including the results of its operations, for the periods covered thereby (subject to normal year-end adjustments in the case of any unaudited interim financial statements and except that any unaudited interim financial statements do not contain all required footnotes).

(c)      Since the Balance Sheet Date, except for Liabilities (i) specified in the Interim Balance Sheet or (ii) incurred in the ordinary course of business and consistent with past practice and which, in the aggregate, do not exceed $50,000, the Company has not incurred any Liabilities that would be required by GAAP to be reflected on a balance sheet of the Company (including the notes thereto).  There are no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, including results of operations and liquidity, of the Company.

(d)      The Company (i) makes and keeps accurate books and records that fairly reflect in all material respects the transactions and dispositions of assets of the Company, and (ii) maintains internal accounting controls which provide reasonable assurance that transactions are recorded as necessary to permit preparation of its financial statements in conformity with GAAP.  In the past three years, there has been no disagreement with the CPA in connection with any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and no dismissal of independent auditors in connection therewith.

(e)      Section 2.4(e) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Company Indebtedness as of the date of this Agreement.

(f)      Section 2.4(f) of the Company Disclosure Schedule sets forth a true, complete and correct list of all accounts receivable of the Company as of the date of this Agreement.  Subject to any reserves expressly set forth in the Interim Balance Sheet, all accounts receivable of the Company represent current and valid obligations arising from bona fide transactions entered into in the ordinary course of business, are not subject to any valid set-off or counterclaim and do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, and the Company has no Knowledge of the same not being collectible from such third parties within the next 90 days.

(g)      The Closing Balance Sheet shows the Company's good faith estimate (based on reasonable assumptions) of the Company's financial position as of the Closing Date, prepared in US dollars, in accordance with GAAP. Section 2.4(g) of the Company Disclosure Schedules sets forth the Company’s good faith estimate of the Company Net Working Capital as of the Closing Date, including the Company Cash, the Company Transaction Expenses and the Company Indebtedness.

(h)      Section 2.4(h) of the Company Disclosure Schedules sets forth a true, complete and correct list of all accounts payable of the Company as of the date of this Agreement.

Section 2.5                   Absence of Certain Changes.  Since the Balance Sheet Date, (a) there has not been any event, circumstance, development, state of facts, occurrence, change or effect which has had a Material Adverse Effect and, to the Company's Knowledge, no event, circumstance, development, state of facts, occurrence, change or effect exists or has occurred that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (b) the Company has, except with respect to matters related to the transactions contemplated by this Agreement, conducted its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing and, since the Balance Sheet Date, there has not been any (i)  damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance; (ii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any other payment to the Company Stockholders or their Affiliates; (iii) amendment of any term of any outstanding security of the Company; (iv) incurrence, assumption or guarantee by the Company of any Company Indebtedness; (v) creation or assumption by the Company of any Lien on any asset other than in the ordinary course of business consistent with past practices; (vi) loan, advance or capital contribution to, or investment in, any person made by the Company; (vii) except as contemplated by this Agreement, transaction or commitment made, or any contract or agreement entered into, by the Company relating to its assets or business or any relinquishment by the Company of any Contract or other right, in each case, other than in the ordinary course of business consistent with past practice; (viii) change by the Company in its accounting principles, practices or methods, except as required by concurrent changes in GAAP; (ix)  any increase of, or an undertaking for, any increase in the compensation payable or that could become payable by the Company to any of its employees, officers or directors; or (x) insurance claim made by or against the Company.

Section 2.6                Compliance with Laws.

(a)      The Company has complied with, and is currently conducting, its operations in accordance with applicable Legal Requirement in all material respects.  The Company has not received any written notice that any violation of such Legal Requirements is being or may be alleged.

(b)      Without derogating from the generality of the foregoing, the Company is in compliance in all respects with (i) the Foreign Corrupt Practices Act (15 U.S.C. §§78dd 1 et seq.) and any other international anti bribery conventions and local anti corruption and anti bribery laws in jurisdictions in which the Company does business, (ii) Export Control and Import Laws, and (iii) applicable Legal Requirements in any country in which the Company Products are now sold, provided or licensed for use, relating to development, or engagement in, encryption technology (including, data encryption, key management, password protection, or authentication), technology with military applications, or other technology whose development, commercialization or export is subject to any applicable Legal Requirements.

Section 2.7                   Permits.  The Company has obtained all permits, approvals, licenses, consents, authorizations, certificates, grants, rights, exemptions, orders or other authorizations from Governmental Entities that are material or necessary for the operation of the business of the Company, or that are material or necessary for the lawful ownership or operation of its properties and assets (collectively, the “Permits”). A true and complete list of such Permits is set forth in Section 2.7 of the Company Disclosure Schedule.  The Company has delivered or made available to Parent for inspection a true and correct copy of each Permit.  The Company has been and currently is in compliance in all material respects with all such Permits and all such Permits are valid and in full force and effect and have not lapsed, been cancelled, terminated or withdrawn.  No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit is pending, or, to the Knowledge of the Company, threatened and, to the Knowledge of the Company, there are no facts or circumstances that, either alone or in together with other facts and circumstances, could reasonably be expected to provide valid basis for any such claims.  No administrative or governmental action or proceeding has been taken, or, to the Knowledge of the Company, threatened, in connection with the expiration, continuance or renewal of any such Permit.

Section 2.8                   Litigation.  There is no private or governmental action, suit, proceeding, inquiry, claim, charge, arbitration, investigation or any administrative or other proceeding (each, a “Legal Proceeding”) pending before, against or by any Governmental Entity or any other Person, or, to the Knowledge of the Company, threatened, against the Company, or any of its properties, assets or rights.  The Company is not, nor to the Knowledge of the Company, any of its directors, officers or employees (in their capacities as such), is subject to any Order (i) restricting the operation of the business of the Company, or (ii) that seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.  There is no litigation that the Company has pending or is currently planning to commence against any other party. Section 2.8 of the Company Disclosure Schedule sets forth a list of all Legal Proceedings and cease-and-desist letters involving the Company since January 1, 2010 (or earlier if still pending).

Section 2.9                Benefit Plans.

(a)      Set forth in Section 2.9(a) of the Company Disclosure Schedule is an accurate and complete list of each Benefit Plan.  For purposes of this Agreement, “Benefit Plans” include each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each equity based compensation, incentive, bonus, profit sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement or fringe benefit plan or program maintained by the Company or to which the Company (including for purposes of this Section 2.9 all employers that would be treated together with the Company as a single employer within the meaning of Section 414 of the Code) contributes (or has any obligation to contribute) has or could have any liability or is a party.

(b)      Each Benefit Plan is in material compliance with all applicable Legal Requirements and has been administered and operated in all material respects in accordance with its terms.  The Company has no Knowledge of the occurrence of any non-exempt prohibited transaction, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Benefit Plan.

(c)      Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to such qualified status, and no event has occurred and no condition exists which could be reasonably expected to result in the revocation of the qualified status of any such plan.

(d)      Each Benefit Plan and each employment, severance, change in control or other compensatory agreement with any Service Provider, is compliant, in form and in operation, with Section 409A of the Code, to the extent applicable. The Company is not a party to, or otherwise obligated under, any Contract, arrangement or policy that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.

(e)      No Benefit Plan has assets that include securities issued by the Company.

(f)      No Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(g)      No Benefit Plan is a “multiple employer plan” (within the meaning of the Code or ERISA). Neither the Company nor any affiliated employer that would be treated together with the Company as a single employer within the meaning of Section 414 of the Code is or ever has been a party to any multiemployer plan, within the meaning of Section 4001(a)(3) of ERISA, or made contributions to any such plan.

(h)      Full payment has been timely made of all amounts which the Company is required under applicable Legal Requirements or under any Benefit Plan or related agreement to have paid, and the Company has timely deposited all amounts withheld from Employees into the appropriate trusts, funds or accounts.  The Company has made adequate provisions, in accordance with GAAP in their books and records for all Liabilities under all Benefit Plans that have accrued but have not been paid because they are not yet due under the terms of any such Benefit Plan or any related agreement or applicable Legal Requirement.  Since the Balance Sheet Date, no event has occurred or condition exists that would reasonably be expected to result in a material increase in the level of such amounts paid or accrued for the most recently ended fiscal year.

(i)      No Benefit Plan provides for post-employment or retiree health, life insurance or other welfare benefits, except as required by the Consolidated Omnibus Budget Reconciliation Act (“COBRA”).

(j)      The execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Benefit Plan or agreement with any current or former Employee and/or adviser or consultant of the Company (a “Consultant”, and together with Employees, “Service Providers”), which (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, “parachute payment” (as such term is defined in Section 280G of the Code), severance, bonus, retirement or job security or similar type benefit, or increase any benefits or accelerate the payment, vesting or funding of any benefits to any Service Provider.

(k)      No Service Provider will be entitled to any payment, benefit or right or any accelerated, vested or increased payment, benefit or right as a result of such Employee’s, former Employee’s or director’s or Consultant's termination or the execution of this Agreement or the consummation of the transactions contemplated hereby.  No Benefit Plan provides for the payment of change in control or similar type payments or benefits.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require accelerated funding by the Company of any Benefit Plan or give rise to any liability of the Company in connection with any Benefit Plan.

(l)      No liability, claim, action, litigation, audit, examination, investigation or proceeding has been made, commenced or, to the Knowledge of the Company, threatened with respect to any Benefit Plan which could result in a material liability of the Company or any Affiliate thereof.

(m)     Except as required to maintain the tax qualified status of any Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Benefit Plan.

(n)      The Company has classified correctly all individuals who perform services for them under all applicable Legal Requirements as common law employees, independent contractors or leased employees.

(o)      The Company has delivered or made available to Parent true and complete copies of each Benefit Plan, together with all amendments thereto, and all contracts and agreements relating to each Benefit Plan, as well as the most recent actuarial reports, reviewed financial statements and annual report on Form 5500 filed with the U.S. Internal Revenue Service with respect to such Benefit Plans for which such report was required by applicable Legal Requirement.

(p)      There have been no acts or omissions by the Company that have given rise to or could reasonably be expected to give rise to material fines, penalties, taxes or related charges under Sections 502(c), 502(i) or 4071 of ERISA or Chapter 43 of the Code for which the Company may be liable.

(q)      There are no claims (other than routine claims for benefits) pending or, to the Company’s knowledge, threatened, involving any Benefit Plan or the assets of any Benefit Plan.

(r)      Neither the Company nor any of its directors, officers, employees or any other fiduciary has committed any breach of fiduciary responsibility imposed by ERISA that would subject the Company or any of its directors, officers or employees or any other fiduciary to liability under ERISA.

Section 2.10              Labor Matters.

(a)      The Company is currently conducting and has conducted its operations in compliance with any Legal Requirement, agreement (whether written or oral, including Collective Bargaining Agreements), plan, custom and program applicable to the Company relating to labor or employment relations and practices (including terms and conditions of employment, wage and payment for overtime, immigration and occupational safety and health).

(b)      The Company is not a member of any employers’ organization, nor is the Company a party or subject to any Collective Bargaining Agreement. No Employee is represented by any Employee Representatives or is subject to any Collective Bargaining Agreement and/or extension orders.  No Collective Bargaining Agreement is or was negotiated.  The Company is not subject to any pending, or, to the Knowledge of the Company, threatened or anticipated demand for recognition or certification by any labor organization, and there are no representation or certification proceedings, petitions seeking a representation proceeding or Employee Representatives’ elections with respect to the Company presently pending or, to the Knowledge of the Company, threatened or anticipated to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(c)      There are no pending or, to the Knowledge of the Company, threatened or anticipated and there have been no strikes, lockouts, Employee Representative organization activities (including Employee Representative organization campaigns or requests for representation), pickets, slowdowns or stoppages in respect of the business of the Company.

(d)      There are no pending or, to the Knowledge of the Company, threatened, legal actions, lawsuits, arbitrations, administrative or other proceedings, charges, complaints, investigations, inspections, audits or notices of violations or possible violations brought by or on behalf of, or otherwise involving, any Employee, any Person alleged to be a an Employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involve the labor or employment relations and practices of the Company (collectively, “Labor Actions”).  To the Knowledge of the Company, there are no facts or circumstances that, either alone or together with other facts and circumstances, could reasonably be expected to provide valid basis for any such Labor Actions.

(e)      The Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the Federal Worker Adjustment and Retraining Notification Act or any similar Legal Requirement (including, but not limited to, any state Legal Requirement relating to plant closings or mass layoffs or any non-U.S. Legal Requirement dealing with collective dismissals, mass terminations, reductions in force, plant closings or mass layoffs) (collectively, “WARN”) during the last six (6) years.  The Company is and has been in compliance with WARN, and the Company has not incurred any liability or obligation under WARN which remains unsatisfied.

(f)      All Employees are “at-will” employees.  Section 2.10(f) of the Company Disclosure Schedule is a complete and accurate list of all the Employees as of the date hereof and showing with respect to each such Employee the following terms: name, position/title, location, salary, commissions (if any), company car, entitlement of vacation days and accrual, notice of termination period, any outstanding loans, terms and classification of Company Stock Options and all terms of any bonus and/or commission (including upon termination). No Employee is entitled to any sales commission or bonus following termination (for whatever reason) of employment or engagement, as the case may be, except for sales commission and/or bonus earned, if any, by such Employee for the period prior to termination (and which are reflected in the Closing Balance Sheet).

(g)      Without limiting any other representations and warranties contained in this Section 2.10, with respect to all Employees:

(i)   no Employee’s employment by the Company requires any special license, permit or other approval by a Governmental Entity;

(ii)  there are no unwritten policies, practices or customs of the Company that, by extension, could reasonably be expected to entitle any Employee to benefits in addition to what such Employee is entitled to by applicable Legal Requirement or under the terms of such Employee’s engagement Contract (including unwritten customs or practices concerning bonuses and the payment of statutory severance pay when it is not required under applicable Legal Requirement); and

(iii)  all amounts that the Company is legally or contractually required either: (A) to deduct from Employees’ salaries or to transfer to their Employees’ pension, severance, life insurance, incapacity insurance, advanced study fund or other similar funds; or (B) to withhold from their Employees’ salaries and benefits and to pay to any Governmental Entity as required by the applicable Tax Legal Requirement, have, in each case, been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than outstanding obligation with respect to routine payments, deductions or withholdings that are not yet due and which will be timely made on or prior to the due date thereof).

(h)      No Person has any agreement with the Company under which that Person acts as an independent contractor or consultant, for the Company, whether on a full time or a part time or retainer basis or otherwise.  All Contracts with the Employees are in writing and the Company has delivered or made available to Parent (i) copies of the standard forms of employment agreement or offers entered with Employees (the “Form of Employment Agreement”); (ii) copies of all currently effective written Contract (or true and complete written summaries with respect to oral Contracts) with Employees, except with respect to Employees who entered into a Form of Employment Agreement (with respect to whom, the specific terms thereof are listed in Section 2.10(f) of the Company Disclosure Schedule); and (iii) copies of currently effective written manuals and written policies relating to the employment of Employees, as may be applicable. None of the Employees is or was engaged through a professional employer organization or other forms of human resource outsourcing contractors.

Section 2.11                               Tax Matters.

(a)      The Company has timely filed (or will timely file) or caused (or will cause) to be filed all returns, statements, forms and reports (including, elections, declarations, disclosures, schedules, estimates and informational tax returns) for Taxes (each, a “Return”) that are required to be filed by, or with respect to, the Company on or prior to the Closing Date (taking into account any applicable extension of time within which to file).  The Returns are (or will be) true, correct and complete, and have accurately reflected (or will accurately reflect) all Liability for Taxes of the Company for the periods covered thereby.

(b)      All Taxes and Tax Liabilities of the Company that are due and payable with respect to Tax periods ending on or before the Closing Date have been (or will be) timely paid or reserved for in the Financial Statements by the Company on or prior to the Closing Date.

(c)      The Company is not currently nor has the Company been during the last seven (7) years the subject of an audit or other examination relating to the payment of Taxes of the Company by the Tax authorities of any nation, state or locality nor has the Company received during the last seven (7) years any written notices from any Tax authority that such an audit or examination is pending.

(d)      The Company (i) has not entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company that has not expired and (ii) is not presently contesting any Tax liability of the Company before any Governmental Entity.

(e)      The Company has not been included in any “consolidated”, “unitary” or “combined” Return provided for under the Legal Requirement of the U.S., any non U.S. jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired.

(f)      All Taxes that the Company is (or was) required by Legal Requirement to withhold or collect in connection with amounts paid or owing to any current or former Employee, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(g)      No written claim has ever been made by any Tax authority in a jurisdiction where the Company does not file Returns that the Company is or may be subject to taxation by that jurisdiction.

(h)      The Company was not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five (5) year period ending on the Closing Date.

(i)      There are no Tax sharing, allocation, indemnification or similar Contracts (other than commercial agreements the principal purpose of which does not relate to Taxes) in effect as between the Company and any other party under which the Company, Parent or any of the Parent’s Subsidiaries could be liable for any Taxes or other claims of any other party.

(j)      The Company has delivered or made available to Parent true and complete copies, including all amendments thereto, of each of the Returns for income Taxes filed by or on behalf of the Company since January 1, 2011.

(k)      The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date:  (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non U.S. income Tax Legal Requirement); (B) an installment sale or open transaction; (C) a prepaid amount; (D) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19; (E) a change in the accounting method of the Company pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Legal Requirements of any nation, state or locality or (F) installment sale or open transaction disposition made on or prior to the Closing Date.

(l)      During the five (5) year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(m)    “The Company has not engaged in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n)      None of the Company Stock Options are subject to Section 409A of the Code.

(o)      There has not been any substantial omission or a substantial understatement of United States federal income Tax within the meaning of Section 6501(e) or Section 6662 of the Code, respectively.

(p)      The Company has not made or filed an election under Section 108 of the Code.

(q)      The Company is and has at all times been resident for Tax purposes in its country of incorporation or formation and is not and has not at any time been a resident in any other country for any income Tax purpose (including any arrangement for the avoidance of double taxation).  The Company is not nor was it ever subject to net income Tax in any jurisdiction other than its place of incorporation or formation by virtue of having a branch, permanent establishment, place of control and management or other place of business or by virtue of having a source of income in that jurisdiction.

(r)      Intentionally Deleted.

(s)      The Company has taken no action and knows of no fact that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  The Company has taken no action and knows of no fact that would reasonably be expected to cause the Merger to be subject to Section 367(a)(1) of the Code.

(t)      The Company has not requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.

(u)      All records which the Company is required under applicable Legal Requirements to keep for Tax purposes have been duly kept (in accordance with all applicable statutory requirements) and are available for inspection at the premises of the Company.

Section 2.12                  Intellectual Property.

(a)      No Infringement. The operation of the business of the Company has not and does not infringe, misappropriate or otherwise violate, and, when conducted following the Closing in substantially the same manner as conducted on the date hereof, will not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person.

(b)      Notice.  The Company has not received any written notice, claim or demand from, nor is it aware of, any Person (i) challenging the scope, ownership, validity or enforceability of any Company Owned Intellectual Property or (ii) claiming that the Company, any Company Product or Company Owned Intellectual Property infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person (nor does the Company have Knowledge of any basis therefore).

(c)      No Third Party Infringers.  To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property.  The Company has not asserted or threatened any claim against any Person alleging any infringement, misappropriation or violation of any Company Intellectual Property.

(d)      No Order.  There are no Orders that  restrict the rights of the Company to use, transfer, license or enforce any Company Intellectual Property owned by the Company or, to the Knowledge of the Company, any Intellectual Property or Intellectual Property Rights licensed to the Company; or which grant any third party any right in or to any Company Owned Intellectual Property.

(e)      Transaction.  Neither this Agreement nor the consummation of the transactions contemplated by this Agreement, whether by operation of law or otherwise, will result in:  (i) Parent, any of its Affiliates or the Surviving Entity granting to any third party any incremental right to or with respect to, or non-assertion under, any Intellectual Property Rights owned by, or licensed to, any of them, (ii) Parent, any of its Affiliates or the Surviving Entity, being bound by, or subject to, any incremental non-compete or other incremental restriction on the operation or scope of their respective businesses, (iii) Parent, any of its Affiliates or the Surviving Entity being obligated to pay any incremental royalties or other fees, or offer any incremental discounts, to any third party for any Company Intellectual Property (excluding, for the sake of clarity, increase of royalties or fees as a result of increased sales of Company Products); or (iv) the Company or the Surviving Entity being required under a Contract to procure or attempt to procure from Parent or any of its Affiliates a license grant to or covenant not to assert in favor of any Person for any Company Intellectual Property; provided, however, that the foregoing representation shall not apply or relate to any Contracts to which Parent or its Affiliates is a party or to which Parent or its Affiliates or their assets or properties are bound other than by reason of this Agreement and the consummation of the Merger.  As used in this Section, an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess, whether in terms of contractual term, contractual rate or scope, of those that would have been required to be offered or granted by the Company, had the parties to this Agreement not entered into this Agreement or consummated the transactions contemplated hereby.

(f)      Development and Assignment of Company Intellectual Property.  The Company has taken commercially reasonable steps to obtain, maintain and protect the ownership of, or rights in, as applicable, all Company Owned Intellectual Property.  Without limiting the foregoing, the Company has enforced a policy requiring each Employee to execute a valid and binding written agreement Intellectual Property assignment and confidentiality agreement in the form enclosed in Section 2.12(f) of the Company Disclosure Schedule (a “Company Assignment and Confidentiality Agreement”).  All current or former Employees contracted by, or on behalf of, the Company have executed a Company Assignment and Confidentiality Agreement, and, to the Knowledge of the Company, no party to any such agreement is in breach thereof.  To the extent the Company has acquired ownership of any Intellectual Property or Intellectual Property Rights from any Person not subject to a Company Assignment and Confidentiality Agreement, the Company has obtained a written assignment instrument sufficient to irrevocably transfer all rights in such Intellectual Property or Intellectual Property Rights (including the right to seek past and future damages with respect to such Intellectual Property or Intellectual Property Rights) to the Company and, to the extent reasonably required or appropriate to protect the Company’s ownership rights in and to such Intellectual Property and Intellectual Property Rights in accordance with all applicable Legal Requirements, the Company has recorded each such assignment of Intellectual Property or Intellectual Property Rights with the relevant Governmental Entity, including, to the extent applicable, the United States Patent and Trademark Office (“PTO”), or its equivalents in all relevant non-U.S. jurisdictions.

(g)      Standards Bodies and Similar Entities.  The Company is not obligated to license or otherwise make available any Company Intellectual Property in connection with the activities of or any participation in any forum, consortium, standards body or similar entity.  The Company has not made any submission or contribution to, and is not subject to any license or other Contract with, any forum, consortium, standards body or similar entity for a determination of essentiality to or inclusion in an industry standard that would obligate the Company to grant licenses or other rights with respect to any Company Intellectual Property.

(h)      Governmental Entities and Institutions.  No Company Owned Intellectual Property or Company Product is subject to any order, action, settlement, or “march in” right or similar right of any Governmental Entity that restricts, or that could reasonably be expected to restrict, in any manner the use, transfer or licensing of any Company Owned Intellectual Property by the Company or that may affect the validity, use or enforceability of any Company Product.  No Company Intellectual Property or Company Product is subject to any restriction, constraint, control, supervision or limitation as a result of (i) the receipt or use by the Company or any of its respective current or former directors, employees, independent contractors and consultants of any funding, facilities, personnel or support from any Governmental Entity, or any public or private university, college, or other educational institution or research center in the development of any Company Intellectual Property or Company Product, or (ii) the involvement in, contribution to, or creation or development of any Company Intellectual Property or Company Product by any current or former director, officer, or independent contractor of the Company who performed services for or held any position with any Governmental Entity, foundation or any public or private university, college, or other educational institution or research center.

(i)      Open Source and Copyleft Materials.  (A) Section 2.12(i) of the Company Disclosure Schedule provides an accurate and complete list of all Open Source Software used with and/or in and/or distributed with any Company Product, including in development or testing thereof, which describes the Company Product in which such Open Source Software was or is used, and the applicable license governing the use of such Open Source Software. All use and distribution of Company Products and any Open Source Software by the Company has been in compliance with all Open Source Software licenses applicable thereto, including all copyright notice and attribution requirements.  (B) The Company has not used Open Source Software in a manner that (i) causes or requires any Company Product or Company Owned Intellectual Property to be subject to any of the obligations or attributes of Copyleft Licenses; or (ii) causes or requires any Trade Secret of the Company to become publicly disclosed.

(j)      Source Code and Other Technology.  Section 2.12(j) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company has disclosed or deposited, or is or may be required to disclose or deposit, with an escrow agent or any other Person, any source code that is Company Owned Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any Person acting on their behalf to any Person of any source code that is Company Owned Intellectual Property under any Contract, and no such source code or other Technology has been disclosed, delivered or licensed to a third party.

(k)      Software.  The Software included in any Company Products or in the operation of the business of the Company is free of:  (i) any material defects and (ii) any disabling codes or instructions and any “back door,” “time bomb,” “trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Software or related Company Products or Company Intellectual Property (or all parts thereof) or data, except for license keys and any other technical measures designed for similar purposes and described in Section 2.12(r)(ii) of the Company Disclosure Schedule.

(l)      Proprietary Information and Trade Secrets.  The Company has taken reasonable steps consistent with industry standard practices to safeguard and maintain the secrecy and confidentiality of their Trade Secrets, and any Trade Secrets of third parties provided thereto, according to the laws of the applicable jurisdictions where such Trade Secrets are developed, practiced or disclosed.  The Company has not breached any written, binding confidentiality obligations or undertakings to safeguard and maintain the secrecy and confidentiality of any Trade Secrets of third parties provided thereto.

(m)     Privacy.  There has been no: (i) unauthorized access to any personally identifiable information collected or processed by the Company and/or on its behalf during the time in which such information is stored by Company; or (ii) unauthorized disclosure of, or other misuse of any personally identifiable information collected, accessed or processed by the Company and/or on its behalf. The Company has at all times complied in all respects with applicable Legal Requirements  and Company policies relating to privacy and data retention and protection.

(n)      Company Intellectual Property.  Section 2.12(n) of the Company Disclosure Schedule separately sets forth with respect to each item of Company Registered Intellectual Property, if any:  (i) for each patent and patent application, the patent number or application serial number for each jurisdiction in which filed, date issued and filed, and present status thereof; (ii) for each registered trademark, trade name, service mark or service name or application for registration of any of the foregoing, the application serial number or registration number, by country, province and state, and the class of goods covered, the nature of the goods or services, as well as a list of all common law trademarks, trade names, trade dress, service marks and service names used by the Company, including a list of applicable jurisdictions; (iii) for any URL or domain name, the registration date, any renewal date and name of registry; (iv) for each copyright registration or application, the number and date of such registration or application by country, province and state, as well as a list of all material copyrights for which a copyright application has not been filed; and (v) for each registered mask work, the registration number and date of registration, for each by country, province and state.  The Company exclusively owns all right, title, and interest (including the right to enforce), free and clear of all Liens, in and to all Company Registered Intellectual Property specified in Section 2.12(n) of the Company Disclosure Schedule or any other Company Intellectual Property that the Company purports to own, and with respect to Company Registered Intellectual Property, is listed in the records of the appropriate United States, state or non-U.S. authority as the sole owner for each item thereof.

(o)      Rights to Use Intellectual Property.  The Company owns, or has a valid and enforceable right or license to use, all Intellectual Property used in the conduct of the Company’s business as presently conducted (except that the preceding sentence shall not be deemed a representation or warranty as to non-infringement by the Company of Intellectual Property Rights, which is covered by Section 2.12(a) above).

(p)      Validity and Enforceability.  (i) The Company Registered Intellectual Property is subsisting, in full force and effect, and is valid and enforceable (except for pending applications or registrations), (ii) no Company Registered Intellectual Property has expired (other than in accordance with applicable statutory terms) or been cancelled or abandoned, and (iii) all necessary registration, maintenance and renewal fees currently due have been paid, and all necessary documents, recordations and certificates have been filed, for the purposes of maintaining the Company Registered Intellectual Property, and (iv) each of the patents and patent applications within the Company Registered Intellectual Property has been prosecuted in compliance with all applicable rules, policies, and procedures of the PTO or applicable non-U.S. patent agencies, and, to the Knowledge of the Company, there is no information that would preclude the Company from having title to such patent applications and to the patents that have issued or that may issue therefrom.  Section 2.12(p) of the Company Disclosure Schedule sets forth all actions that must be taken by the Company within ninety (90) days from the date hereof, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates for the purpose of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(q)     Sufficiency.  The Company owns or has valid licenses to (and immediately following the Closing will own or will be validly licensed on identical terms and conditions) Intellectual Property Rights and rights to use Intellectual Property sufficient to conduct the business of the Company as presently conducted.

(r)      Products. The Company Products conform to, and comply with, in all material respects, with all applicable contractual commitments and all express (and implied, if any) representations and warranties which were provided to any licensees in respect thereof and with all regulations, certification standards and other requirements of any applicable Governmental Entity and do not contain (i) any material defects or errors that have not been disclosed in Section 2.12(k)(i) of the Disclosure Schedule, (ii) viruses, including any trojan horse, worm, harmful or disruptive component, or computer programming code intentionally constructed to damage, interfere with or otherwise adversely affect other codes, computer programs, data files or operations, except for technical measures and features that are expressly documented in the source code and that are designated to prevent unauthorized use of software, and (iii) any code that would disable or shut down, in whole or in part, any material computer program, including any device or method that permits any person to circumvent the normal security of the Software, except for license keys and any other technical measures designed for similar purposes and described in Section 2.12(r)(ii) of the Company Disclosure Schedule.  To the Company's Knowledge there are no, and since January 1, 2012 there were no, (i) warranty claims against the Company which may result in any material expenditure by the Company (including rights to refund or return) and/or (ii) rejection by any customer of a Company Product, and, to the Company’s Knowledge, there is no basis for the foregoing.   There is not under consideration by the Company, nor has there been, any Company Product recall or post sale warning of a material nature concerning any Company Product. No customer or licensee of Company Products is or shall be entitled to refund for any fees paid or payable for Company Products or services due to events that took place prior to Closing.

Section 2.13                  Material Contracts.  (a) Section 2.13(a) of the Company Disclosure Schedule sets forth an accurate and complete list (arranged in paragraphs corresponding to the numbered paragraphs contained in this Section 2.13(a)) of the following Contracts (each such Contract required to be set forth, a “Material Contract”) to which the Company is a party:

(i)            all customer Contracts, including, without limitation, all license, development, maintenance, support and professional services, and reseller Contracts, that (i) have been entered into in the past three years, (ii) that deviates from the customary form of Company EULA, customary Maintenance Agreement, Software License Agreement, Proof of Concept Agreement, Reseller Agreement, Master Services Agreement, Alliance Agreement or Referral Agreement (in each case, in the form made available by the Company to Buyer prior to the date hereof) in any material respect, or (iii) the Company reasonably expects will provide payments to the Company of $50,000 or more in 2015;

(ii)           all Contracts under which the Company is obligated to provide any maintenance, support or professional services with respect to any Company Products that are no longer marketed by the Company;

(iii)          all Contracts with suppliers and service providers of the Company that involve the performance of services for, or delivery of goods or materials to, the Company under which the Company is obligated to make payments of more than $20,000, excluding Contracts with any employees and independent contractors engaged on a full-time basis;

(iv)          all Contracts involving a loan (other than accounts receivable owing from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment advances to the Employees extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment;

(v)           all Contracts involving Company Indebtedness or granting or evidencing a Lien on any property or asset of the Company;

(vi)          all Contracts under which any Person (other than the Company) has directly or indirectly guaranteed Company Indebtedness;

(vii)          all Contracts with any Governmental Entity, including all Government Contracts;

(viii)        all Contracts involving the lease of real property (“Lease Agreements”);

(ix)           all Contracts for the lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving the payment of more than $15,000 over the term of the Contract;

(x)            all financial advisory or any other similar type Contract and all Contracts with investment or commercial banks;

(xi)           all Contracts (A) limiting or purporting to limit the ability of the Company to engage in any line of business or to compete with any Person or in any geographical area, (B) granting or purporting to grant any exclusive rights to any Person or limiting in any respect the right of the Company to make use of any Company Intellectual Property, including any “covenant not to sue” clauses, (C) containing any exclusive licensing obligations, (D) containing any future royalty payments, or (E) containing any “most favored nation” or “most favored customer” terms or similar “best pricing” provisions;

(xii)          other than employment Contracts, all Contracts between the Company on the one hand and any stockholder, officer, director, Affiliate of the Company or any family member thereof on the other hand;

(xiii)         all Contracts (including letters of intent) relating to or involving the disposition or acquisition of assets, properties, capital stock or other equity interests of any other Person, or any merger, consolidation or similar business combination transaction, whether or not enforceable, but excluding the purchase of assets in the ordinary course of business for less than $25,000;

(xiv)         all Contracts involving any joint venture, partnership, strategic alliance, shareholders’ agreement or joint development;

(xv)          all Contracts with distributors or representatives of the Company that have generated or expected to generate annual revenues in excess of $50,000 (excluding Contracts with Employees and independent contractors engaged on a full time basis, in sales on behalf of the Company);

(xvi)         all Contracts involving any resolution or settlement of any actual or threatened litigation or arbitration in the past three (3) years;

(xvii)        all Collective Bargaining Agreements;

(xviii)       all Contracts (including for the sake of clarity, development Contracts) to which the Company is a party or by which it is bound and under which the Company is granted or provided any rights, or permitted any uses, of Intellectual Property or Intellectual Property Rights by a third party, other than: (i) Contracts for licenses to Shrink-Wrapped Code that are not royalty bearing; and (ii) Open Source Licenses or CopyLeft Software licenses.

(xix)          all Contracts (i) containing a grant by the Company to a Person of any right relating to or under the Company Intellectual Property or any grant to the Company of any right relating to or under the Intellectual Property or Intellectual Property Rights of any Person involving anticipated annual gross revenue or expense in excess of $20,000, other than agreements with customers for the sale and/or licensing of Products entered into in the ordinary course of business (including Contracts for “off-the-shelf” software) and (ii) regarding development of Intellectual Property or Technology for the Company in excess of $5,000;

(xx)           all Contracts containing a grant by the Company to a Person of any right relating to or under the Company Intellectual Property or otherwise for the sale of Company Products that contain provisions (i) requiring acceptance of the applicable Company Product by the customer or (ii) allowing the customer to return the Company Product; and

(xxi)          All Contracts containing any provisions which are triggered by, and all Contracts entitling any Person to any right of notice, novation, waiver, authorization, consent or approval, as the case may be, in connection with, a change-in-control of the Company or the consummation of the transactions contemplated by this Agreement.

(b)      No Breach.  The Company has been in compliance in all material respects with its obligations under each Contract to which it is a party or by which it is bound.  Each Material Contract set forth in Section 2.13(a) of the Company Disclosure Schedule (or required to be set forth in Section 2.13(a) of the Company Disclosure Schedule) is valid and binding and in full force and effect and has not been terminated or been repudiated.  There exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would be reasonably expected to become a material default or event of default under the terms of any Contract (whether or not a Material Contract) to which the Company is party or by which it is bound.  To the Knowledge of the Company, there are no facts or circumstances indicating that any of the Material Contracts will be totally or partially terminated or suspended prior to its expiration by its terms.  To the Knowledge of the Company, all of the material covenants to be performed by any other party to any Contract to which the Company is party or by which it is bound have been performed in all material respects.  The Company has delivered or made available to Parent true and complete copies, including all amendments, of each Material Contract set forth in Section 2.13 of the Company Disclosure Schedule (or required to be set forth in Section 2.13 of the Company Disclosure Schedule).

Section 2.14                  Governmental Consents and Approvals.  Except for the filing and recordation of the Certificate of Merger and the related certificate of incorporation of the Surviving Entity in accordance with the requirements of the DGCL, no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any third party is necessary for the consummation by the Company of the transactions contemplated by this Agreement, including as necessary in order to avoid any violation of any Legal Requirements or any rights of a third party. In connection with Contracts that the Company has entered into to provide software and/or services to any Governmental Entity, either directly or indirectly as a subcontractor (collectively, the “Government Contracts”), neither the Company nor its Affiliates hold any security clearance issued by the U.S. government.  In entering into and performing under the Government Contracts, the Company has not had access to any U.S. government classified information, and, without derogating from the foregoing, the consummation of the Merger, including the Company’s continued rights to the benefits of the Government Contracts, is not subject to any requirement to notify or receive approval from any Governmental Entity in connection with the Government Contracts.

Section 2.15                  Environmental Matters.  The Company is in compliance with all Legal Requirements relating to the environment, occupational health and safety and no material expenditures are or will be required in order to comply with any such existing Legal Requirement.

Section 2.16                  Leased Real Property.  Section 2.16 of the Company Disclosure Schedule sets forth a complete list of the real property leased by the Company (the “Company Leases”).  Each Lease Agreement relating to each Company Lease is valid, binding and enforceable in accordance with its terms and the Company has a valid and binding leasehold interest in the real property for the full term of the Company Lease (including renewal periods).  True and correct copies of the Lease Agreements with all amendment thereto have been made available to Parent.  There are no disputes, oral agreements, or forbearance programs in effect as to the Company Leases and, other than the Lease Agreements, there are no other Contracts between the Company and any other Person or by and among any other Persons, claiming an interest in the interest of the Company in the real property subject to the Company Leases or otherwise relating to the use and occupancy of the real property subject to the Company Leases.  There are no existing defaults by the Company under any Lease Agreement, and, to the Knowledge of the Company, no event has occurred that (with the giving of notice, lapse of time or both) would constitute a default by the Company under any Lease Agreement and the Company has no Knowledge of any default by the other parties to the Company Leases.  The Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or any of its rights under any Company Lease, and the leasehold estate created by each such lease is free and clear of all Liens.  The Company does not own any real property.

Section 2.17                  Interested Party Transactions.  No stockholder, officer or director of the Company (i) owns or holds, directly or indirectly, any interest in (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than one percent (1%) of the equity of any such entity or of portfolio companies for which the officers and directors are not officers and directors of the Company), or (ii) is an officer, director, Employee or consultant of any Person that is, a competitor, lessor, customer or supplier of the Company.  No officer, director or stockholder of the Company (a) owns or holds, directly or indirectly, in whole or in part, any Company Intellectual Property, or (b) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company. No stockholder, officer, Employee or director of the Company is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them.

Section 2.18                  Suppliers, Customers and Partners. Section 2.18 of the Company Disclosure Schedule sets forth an accurate and complete list of (i) the ten (10) largest customers (including OEMs and resellers) of the Company, taken as a whole, by revenues (the “Key Customers”) for each of 2012, 2013 and 2014, (ii) the ten (10) largest suppliers by expenditures (the “Key Suppliers”) for each of 2012, 2013 and 2014 and (iii) the ten (10) largest partners by revenues (the “Key Partners”) for each of 2012, 2013 and 2014. None of the Key Suppliers, Key Customers or Key Partners has delivered any written notice indicating, or to the Company's knowledge, otherwise indicated, to the Company (nor does the Company have any Knowledge of) any intent to discontinue or alter in any manner adverse to the Company the terms of such Key Supplier’s, Key Customer’s or Key Partner’s relationship with the Company (including with respect to non-renewal of maintenance agreements) or make any claim that would be reasonably expected to give rise to a material breach by the Company of their obligations to such Key Supplier or Key Customer or Key Partner. The Company is in compliance with its obligations under each Contract with its Key Customers, Key Suppliers and Key Partners and in the event such Contract is no longer in effect, the Company was in compliance in all material respects with their obligations under each Contract until the termination thereof. The Company has provided Parent with a copy of all Contracts with Key Customers, Key Suppliers and Key Partners and termination agreements for any such Contracts that have since been terminated.

Section 2.19                  Accounts, Powers of Attorney.  Set forth in Section 2.19 of the Company Disclosure Schedule is an accurate and complete list showing (a) the name and address of all banks, trust companies, securities brokers and other financial institutions in which the Company has an account or safe deposit box, or maintains a banking, custodial, trading or other similar relationship, whether or not such accounts are held in the name of the Company, and lists the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto, (b) the names of all Persons, if any, holding powers of attorney from the Company.

Section 2.20                  Insurance. Section 2.20 of the Company Disclosure Schedule contains a complete list of the policies and Contracts of insurance maintained by the Company.  All such policies and bonds are in full force and effect, all premiums due and payable to date under all such policies and bonds have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies and bonds.  There is no claim pending under any such policies and Contracts as to which coverage has been questioned, denied or disputed by the insurance carriers of such policies or Contracts.  The Company has not received any written notice of cancellation or non renewal of any such policies or Contracts from any of its insurance carriers or agents, nor to the Knowledge of the Company, is the termination of any such policies or Contracts threatened.

Section 2.21                  Tangible Assets; Title to Property.  The Company has good and valid title or, in the case of leased assets, a valid leasehold interest, free and clear of all Liens, except for Permitted Liens, to all of its tangible property and assets.  The property and equipment of the Company that are used in the operations of the business of the Company is in good operating condition and repair, subject to normal wear and tear, are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in material compliance with all applicable Legal Requirements.  The tangible property and assets owned or leased by the Company, together with all leased real property of the Company, are sufficient for the operation of the business of the Company as currently conducted.

Section 2.22                  Minute Books.  The minute books of the Company contain an accurate summary in all material respects of all resolutions adopted at any meetings of directors, committees and stockholders and all actions by written consent and true and complete copies of such minute books have been delivered to Parent.

Section 2.23                  Broker’s or Finder’s Fees; Transaction Expenses.

(a)      Except as set forth in Section 2.23(a) of the Company Disclosure Schedule (including the fees indicated therein as being contingent on the payment of the Earnout Payment Amount, the "Contingent Transaction Expenses"), the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

(b)      Section 2.23 (b) of the Company Disclosure sets forth the Company’s current reasonable estimation of Company Transaction Expenses (i) outstanding on the date hereof, and (ii) to be incurred from the date hereof through the Closing. Other than the Contingent Transaction Expenses, there are no, and shall be no, other Company Transaction Expenses, contingent or not, payable following the Closing.

Section 2.24                  State Takeover Statutes. No “fair price” or “control share acquisition” or other similar U.S. federal, state or local antitakeover statutes, laws or regulations, including Section 203 of the DGCL, is applicable to the Company with respect to the Merger, including the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

Section 2.25                  Full Disclosure.  None of the representations or warranties made by the Company herein or any certificate furnished by the Company pursuant to this Agreement (as qualified and modified by the Company Disclosure Schedule), when all such documents are read together in their entirety, contains or will contain at the Closing Date any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

Section 2.26                  No Additional Representations or Warranties. None of the Company, the Principal Stockholders, or any other Person on Company’s behalf has made any representation or warranty as to the Company, the Business or operations of the Company or this Agreement, except as expressly set forth in this Agreement (including related portions of the Company Disclosure Schedule) and/or any of the Ancillary Agreements.  Parent and Buyer acknowledge that the Company has not made, and Parent, Buyer and their agents, employees or representatives have not relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, except for the representations and warranties of the Company expressly set forth in this Agreement.

ARTICLE III

Company Stockholders Release

Without derogating from the representations, warranties and undertakings of (i) the Company set forth in this Agreement, (ii) the Principal Stockholders set forth in the Stockholder Support Agreements, and (iii) the Company Stockholders in the Letter of Transmittal, each of the Company Stockholders, severally and not jointly, who accepts payment for his, her or its portion of the Aggregate Merger Consideration upon conversion of the share(s) of Company Capital Stock formerly represented by certificate(s) (or an affidavit of loss pursuant to Section 1.8(j) hereof), which immediately prior to the Effective Time represented shares of Company Capital Stock, shall be deemed to have made the following representations, waivers and releases:

Section 3.1                    Waiver and Release.

(i)      Effective for all purposes, each Company Stockholder acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, affiliates, subsidiaries, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company, each other Company Stockholder, Parent, Buyer, Merger Sub 1, Merger Sub 2 (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, Affiliates, directors, officers, employees, Representatives, agents, members, stockholders, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Equityholder Claims such Releasing Party may have or assert it has against any of the Released Parties, from the beginning of time through the time of the Closing and following the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support an Equityholder Claim are known or should have been known. In this Agreement an “Equityholder Claim” shall mean: (i) any claim or right to receive any Company Equity Securities, other than the Company Equity Securities set forth opposite his, her or its name in the Preliminary Payment Spreadsheet; (ii) any claim or right to receive any portion of the Aggregate Merger Consideration, other than as specifically set forth in the Final Payment Spreadsheet and applicable to such Company Stockholder; or (iii) any claim with respect to the authority to enter into the transactions and the enforceability of the transactions contemplated hereby.

(ii)      Each Company Stockholder confirms, acknowledges, represents and warrants that he, she or it: (A) (i) is the holder of the number of Company Equity Securities set forth opposite his, her or its name in the Preliminary Payment Spreadsheet; (ii) other than the number and class of Company Capital Stock or Company Stock Options set forth opposite his, her or its name in the Preliminary Payment Spreadsheet, it is not entitled to any additional Company Equity Securities, including, shares of Company Capital Stock, Company Stock Options, Company Warrants or any other convertible security, or right to acquire shares, options or warrants of or any other convertible security into Company Capital Stock; and (iii) waives any right to receive any additional Company Equity Securities (as a result of any anti-dilution rights, preemptive rights, conversion rights (of any of the Company Capital Stock which are outstanding as of the date hereof or any Company Equity Securities he, she or it may have been entitled to receive as a result of the conversion of any convertible loan agreement or any other convertible instrument that was issued by the Company), rights of first offer, co-sale and no-sale rights, any other participation, first refusal or similar rights, any adjustment of the conversion price of any Company Preferred Stock whatsoever) or otherwise; (iv) fully, finally, irrevocably and forever waives any right to receive any preference amount with respect to any Company Preferred Stock (except to the extent set forth in the Preliminary Payment Spreadsheet); and (B) (i) examined the Preliminary Payment Spreadsheet and is entitled only to the distribution set forth in such a spreadsheet (subject to any changes contemplated in this Agreement and which will be reflected in the Final Payment Spreadsheet); (ii) waives any right to receive consideration other than as set forth in the Final Payment Spreadsheet (including for any interest payments, in consideration of any preference amount (which was waived hereunder), the method of calculation of any of the values set forth in this Agreement or the method of determination of the Proportionate Indemnification Share, or any other rights of any nature under the Organizational Documents, or any other Stockholders Agreement (which for purposes of this Agreement will be defined as any investors rights agreement, registration rights agreement, voting agreement, right of first refusal agreement or shareholders agreement entered into by such Company Stockholders with respect to the Company or the Company Capital Stock, including the Company Series AA-2 Agreements), which the Company Stockholders and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Company Stockholder in the Final Payment Spreadsheet); (C) hereby terminates and waives any rights, powers and privileges such Company Stockholder has or may have pursuant to any Stockholders Agreement or any right to make a claim or demand for any discrepancy between any Stockholders Agreement, share purchase agreement or convertible loan agreement such Company Stockholder and the provisions of this Agreement and his, her or its entitlement pursuant to such agreements; (D) for as long as this Agreement has not been terminated, agrees not to sell, transfer, assign or convert any of its Company Equity Securities, or subject such Company Equity Securities to any Liens, except pursuant to a bona fide transfer request of Company Equity Securities provided to the Company prior to the date hereof; and (E) has not heretofore assigned or transferred, or purported to have assigned or transferred, to any corporation (or any other legal entity) or person whatsoever, any claim, debt, liability, demand, obligation, cost, expense, action or cause of action herein released.

(iii)    Each Company Stockholder, on behalf of each Releasing Party, further covenants and agrees that such Releasing Party has not heretofore sold, transferred, hypothecated, conveyed or assigned, and shall not hereafter sue any Released Party upon, any Equityholder Claim released under this Article III, and that each Releasing Party shall indemnify and hold harmless the Released Parties against any loss or liability on account of any actions brought by such Releasing Party or such Releasing Party’s assigns or prosecuted on behalf of such Releasing Party and relating to any Equityholder Claim released under this Article III.

(iv)    Notwithstanding anything in this Article III, the foregoing releases and covenants of any Company Stockholder shall not apply to any claims (a) relating to Parent’s or Buyer’s failure to pay to such Company Stockholder any portion of the Aggregate Cash Consideration, to issue the Aggregate Share Consideration or make any other payments in accordance with this Agreement; (b) relating to Parent’s or Buyer’s failure to perform any of its obligations, undertakings or covenants set forth in this Agreement; (c) arising from any employment payment, including salary, bonuses, accrued vacation, any other employee compensation and/or benefits, and unreimbursed expenses to such Company Stockholder, (d) arising from any commercial relationship such Company Stockholder has with any of the Released Parties; and (e) for indemnity by officers and directors of the Company in their capacity as such pursuant to their existing indemnification agreements with the Company; and (f) arising from this Agreement or the Ancillary Agreements.

(v)      Anything to the contrary notwithstanding: (i) the foregoing release is conditioned upon the consummation of the Merger and shall become null and void, and shall have no effect whatsoever, without any action on the part of any person or entity, upon termination of this Agreement in accordance with its terms; and (ii) should any provision of this release be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of the foregoing release.

(vi)    Each Company Stockholder hereby acknowledges that in certain jurisdictions:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Effective for all purposes as of the date hereof, each Company Stockholder waives and relinquishes, to the fullest extent permitted by applicable Legal Requirement, on behalf of Parent and Buyer any rights and benefits which such Company Stockholder may have under such statutes or common law principle of any jurisdiction.  Each Company Stockholder acknowledges that such Company Stockholder may hereafter discover facts in addition to or different from those which such Company Stockholder now knows or believes to be true with respect to the subject matter of this Agreement, but it is such Company Stockholder’s intention to fully and finally and forever settle and release any and all matters, disputes and differences, known or unknown, suspected and unsuspected, which do now exist or may exist or heretofore have existed between any Company Stockholder with respect to the subject matter of this Agreement.  In furtherance of this intention, the releases herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts

Section 3.2                    Ownership of Company Capital Stock.  Such Company Stockholder is the sole record and beneficial owner of the Company Capital Stock designated as being owned by such Company Stockholder opposite such Company Stockholder’s name in the Final Payment Spreadsheet.  Except as provided under the Company Organizational Documents, such  Company Capital Stock owned by such Company Stockholder is not subject to any Liens or to a right of first refusal of any kind, and such Company Stockholder has not granted any rights or options to purchase such Company Capital Stock or Company Stock Options to any other Person.  Such Company Stockholder has the sole right to transfer such Company Capital Stock to Parent and Buyer.  Such Company Capital Stock constitutes all of the Company Capital Stock owned, beneficially or of record, by such Company Stockholder, and such Company Stockholder has no other options, warrants or other rights to acquire Company Capital Stock other than those set forth in Section 2.3 of the Company Disclosure Schedule.

Section 3.3                    Absence of Claims by the Company Stockholders. Such Company Stockholder (in his capacity as such) does not have any claim against the Company whether present or future, contingent or unconditional, fixed or variable under any Contract or on any other basis whatsoever, whether in equity or at law.

ARTICLE IV

Representations and Warranties of Parent, Buyer, Merger Sub 1 and Merger Sub 2

Except as set forth (a) in the disclosure schedule delivered by Parent and Buyer to the Company immediately prior to the execution of this Agreement, setting forth specific exceptions to Parent’s, Buyer’s, Merger Sub 1’s and Merger Sub 2’s representations and warranties set forth herein (the “Parent Disclosure Schedule”; which shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV; it being understood that each such disclosures shall qualify (i) the corresponding paragraph in this Article IV and (ii) the other paragraphs in this Article IV to the extent reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs) or (b) other than with respect to Sections 4.1-4.3 and 4.5, in the Parent SEC Documents (as defined below), Parent, Buyer, Merger Sub 1 and Merger Sub 2 hereby represent and warrant to the Company, on the date hereof and as of the Closing Date, as follows:

Section 4.1                   Organization and Standing.  Parent is a corporation duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own, lease, license, use and operate its assets and properties and to carry on its business as now being conducted. Buyer is a company duly organized, validly existing and in good standing under the laws of the State of Massachusetts. Merger Sub 1 and Merger Sub 2 are limited liability companies duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 4.2                   Authority; No Conflicts.

(a)      Each of Parent, Buyer, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to be executed and delivered by them as contemplated hereby and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement, and the Ancillary Agreements executed and delivered by Parent, Buyer, Merger Sub 1 and Merger Sub 2 if and as contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by (1) the Board of Directors of each of Parent, Buyer, Merger Sub 1 and Merger Sub 2 and (2) Buyer, in its capacity as the sole stockholder of Merger Sub 1 and Merger Sub 2, and no other corporate or stockholder action on the part of Parent, Buyer, Merger Sub 1 or Merger Sub 2 or their respective stockholders is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements by either Parent, Buyer, Merger Sub 1 or Merger Sub 2 and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to be executed and delivered by Parent, Buyer, Merger Sub 1 and Merger Sub 2 as contemplated hereby, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement and each other Ancillary Agreements by the other parties hereto and thereto, shall have been duly executed and delivered by each of Parent, Buyer, Merger Sub 1 and Merger Sub 2 and shall be valid and binding obligations of Parent, Buyer, Merger Sub 1 and Merger Sub 2, enforceable against each of them in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(b)      The execution and delivery of this Agreement and of the Ancillary Agreements to be executed and delivered by Parent, Buyer, Merger Sub 1 and Merger Sub 2 if and as contemplated hereby will not, and the consummation by Parent, Buyer, Merger Sub 1 and Merger Sub 2 of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of Parent under:  (i) any provision of the organizational documents of Parent, Buyer, Merger Sub 1 and/or Merger Sub 2; (ii) subject to obtaining and making any of the required approvals, consents, notices and filings, any Legal Requirement applicable to Parent, Buyer, Merger Sub 1 and/or Merger Sub 2 or by which any of its respective properties or assets may be bound; (iii) any of the terms, conditions or provisions of any Contract to which Parent, Buyer, Merger Sub 1 and/or Merger Sub 2 is a party or by which it is bound; except, in all cases, as would not reasonably be expected to prevent the consummation of the Merger.

Section 4.3                  Consents and Approvals.  Except (i) for the filing and recordation of the Certificate of Merger and the related certificate of formation of the Surviving Entity in accordance with the requirements of the DGCL and the LLC Act and (ii) as contemplated by the Ancillary Agreements, no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any private third party is necessary for the consummation by Parent, Buyer, Merger Sub 1 and/or Merger Sub 2 of the transactions contemplated by this Agreement.

Section 4.4                   SEC Filings.

(a)      Parent has timely filed with or otherwise furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since January 1, 2014 together with all certifications required pursuant to the Sarbanes-Oxley Act (these documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Parent SEC Documents”). Parent has delivered or made available to the Company (including through the SEC EDGAR system) accurate and complete copies of the Parent SEC Documents.

(b)      As of their respective filing dates, the Parent SEC Documents and all Parent SEC Documents filed after the date hereof but before the Closing complied (or, if filed after the date hereof and before the Closing, will) comply in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder, as the case may be, and none of the Parent SEC Documents contained or will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent such Parent SEC Documents have been corrected, updated or superseded by a document subsequently filed with or furnished to the SEC. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by the Exchange Act) and present fairly, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries at the dates thereof and the consolidated results of its operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

Section 4.5                   Issuance of Parent Ordinary Shares. The Parent Ordinary Shares to be issued pursuant to this Agreement have been duly authorized, and when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights (subject to this Agreement, Parent's organizational requirements and applicable Legal Requirements).  Parent has reserved from its duly authorized capital stock a number of Parent Ordinary Shares equal to the maximum amount of the Holdback Shares and the Closing Shares, and shall reserve and keep available at all times, a sufficient number of Parent Ordinary Shares to enable Parent to issue the Earnout Shares pursuant to Section 1.8.

Section 4.6                   Broker’s or Finder’s Fees. None of Parent, Buyer, Merger Sub 1 or Merger Sub 2 has incurred, nor will it incur, directly or indirectly (except, for the sake of clarity, as a result of the Merger), any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.7                   Tax Matters.

(a)      Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Parent, (i) Parent has filed all necessary Returns and has paid or accrued all Taxes shown as due thereon, and (ii) Parent is not aware of a tax deficiency which has been asserted in writing against Parent.

(b)      Each of Merger Sub 1 and Merger Sub 2 (i) is newly-formed for the purposes of effecting the Merger, and (ii) is and has always been treated for U.S. federal income Tax purposes as a disregarded entity within the meaning of Treasury Regulation Section 301.7701-3.

Section 4.8                   No Additional Representations or Warranties. None of the Parent, Buyer, Merger Sub 1, Merger Sub 2, or any other Person on their behalf has made any representation or warranty as to Parent, Buyer, Merger Sub 1, Merger Sub 2, their operations or this Agreement, except as expressly set forth in this Section 4 and/or any of the Ancillary Agreements.  The Company acknowledges that the Parent and Buyer have not made, and the Company (including the Company Equityholders, its Affiliates, employees and Representatives) has not relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Parent, the Buyer, Merger Sub 1 or Merger Sub 2, except for the representations and warranties of the Buyer and Parent expressly set forth in this Agreement.

ARTICLE V

Covenants

Section 5.1                   Access to Information.  During the period commencing on the date hereof and ending on the earlier of the date of valid termination of this Agreement or the Effective Time (such earlier date, the “Expiration Date”), the Company shall afford Parent, Buyer and their respective Representatives during normal working hours upon reasonable prior notice, including on a reasonable time schedule, reasonable access to the properties, books, records and personnel of the Company and, during such period, the Company shall furnish (or make available, as applicable) as soon as practical to Parent and Buyer all true, correct and complete financial and operating data and other information (including access to customers and suppliers) concerning the Company’s business, properties and personnel as Parent and Buyer may reasonably request; provided, however, that no investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty made by the Company or the Company Stockholders.

Section 5.2                   Confidentiality.  The parties hereto agree that the terms of that certain Mutual Non-Disclosure Agreement between Parent and the Company, dated October 2, 2014 (the “Confidentiality Agreement”), shall continue in full force and effect, and apply to any exchange of Confidential Information (as defined in the Confidentiality Agreement) hereunder; it being understood that notwithstanding anything to the contrary in the Confidentiality Agreement, (i) neither Party shall disclose the existence of this Agreement and/or any of the terms and conditions of this Agreement and the transactions contemplated hereby unless such disclosure is required by applicable Legal Requirement or otherwise permitted in accordance with Section 5.7 hereof and (ii) materials and information furnished to the Parent and Buyer under this Section 5.2 may be used by them for strategic and integration planning purposes.

Section 5.3                    Conduct of the Business of the Company Pending the Closing Date.

(a)      The Company agrees that, except as expressly contemplated by this Agreement and the Ancillary Agreements, during the period commencing on the date hereof and ending on the Expiration Date, the Company shall conduct its operations only in the ordinary course of business consistent with past practice and to use its commercially reasonable efforts to preserve intact its respective business organizations, keep available the services of its Employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them.

(b)      In furtherance and not in limitation of Section 5.3(a), the Company agrees that during the period commencing on the date hereof and ending on the Expiration Date, the Company shall not effect any of the following except with the prior written consent (including email) of Parent (which shall not be unreasonably withheld, conditioned or delayed), except as expressly contemplated by this Agreement and the Ancillary Agreements, and except as set forth on Section 5.3(b) of the Company Disclosure Schedule:

                                (i)      amend or restate any of its Organizational Documents;

(ii)      authorize for issuance, issue, grant, sell or deliver (A) any capital stock of, or other equity or voting interest in, the Company, other than issuance of shares of Company Capital Stock upon exercise of Company Stock Options outstanding on the date hereof in accordance with the existing terms of such outstanding Company Stock Options, or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any (1) shares of capital stock of, or other equity or voting interest in, the Company, (2) securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any shares of the capital stock of, or other equity or voting interest in, the Company including rights, warrants or options, or (3) phantom stock or similar equity based payment option;

(iii)     declare, pay or set aside any dividend or make any distribution (whether in cash, stock or other property) with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any shares of capital stock of, or other equity or voting interest in, the Company, or make any other change in the capital structure of the Company or make any other payment to the Company Stockholders;

(iv)     establish, adopt, enter into, fund or accelerate payment under, amend or terminate any Benefit Plan;

(v)      establish, adopt, enter into, fund or accelerate payment under, amend or terminate any agreement, or arrangement for the benefit of any directors, officers or Employees;

(vi)     hire any new Employee or terminate the employment of any Employee;

(vii)    pay or enter into any agreement, or otherwise promise, to pay any bonus, retention or special remuneration to any current or former Employee or increase the compensation payable (including wages, salaries, bonuses, benefits or any other remuneration) or to become payable to any current or former Employee, but other than as required under Contracts existing as of the date hereof;

(viii)   grant, accelerate, amend or change the period of exercisability or vesting of any Company Stock Option or authorize any cash payment in exchange for a Company Stock Option or other equity award of the Company;

(ix)     enter into, materially amend, become subject to, violate, terminate or otherwise modify or waive any of the material terms of any Material Contract (including, for the sake of clarity, any Contract that would constitute a Material Contract) or any Company Leases, except for entering into Contracts for the sale of the Company Products in the ordinary course of business, consistent with past practice, that (i) are with a value per contract that does not exceed $50,000 and (ii) do not contain any of the restrictions of the sort specified in, or would otherwise qualify as Material Contracts under, Sections 2.13(a)(ii), (vii), (xi), (xii) or (xxi);

(x)      mortgage, pledge or encumber any assets or otherwise permit any of its properties or assets to be subject to any Lien;

(xi)(i)  dispose of, license or transfer to any Person any rights to Company Intellectual Property other than pursuant to non exclusive licenses of binary code in connection with the sale of the Company Products in the ordinary course of business, consistent with past licensing practice, (ii) abandon, permit to lapse or otherwise dispose of any Company Intellectual Property, or (iii) make any material change in any Company Intellectual Property;

(xii)    sell, transfer, lease, license or otherwise dispose of any material assets or properties, except for the sale of Company Products in the ordinary course of business and consistent with past practice;

(xiii)   acquire any business, line of business or Person by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;

(xiv)   enter into or amend any agreements pursuant to which any other Person is granted exclusive rights of any type or scope with respect to any Company Products;

(xv)     make any capital expenditure or commitment therefor or enter into any operating lease in excess of $5,000 individually and $10,000 in the aggregate or otherwise deviate from the Company's short-term budget/forecast attached to Section 5.3(xv) of the Company Disclosure Schedule;

(xvi)   (A) take any action reasonably likely to (i) accelerate the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise) or (ii) delay the payment on accounts payable to suppliers, vendors or others beyond due dates; (B) make any changes to the cash management policies of the Company, or (C) vary any inventory purchasing practices in any material respect from past practices;

(xvii)  terminate or waive any right of the Company of material value;

(xviii) except as required by GAAP, make any change in any method of accounting or auditing method, principle, policy, procedure or practice;

(xix)    (A) make any Tax election or settle and/or compromise any Tax liability; (B) prepare any Returns in an inappropriate manner; incur any liability for Taxes, other than in the ordinary course of business and consistent with past practice, or (C) file an amended Return or a claim for refund of Taxes with respect to the income, operations or property of the Company, other than in the ordinary course of business and consistent with past practice;

(xx)     incur, repay, assume, guarantee or modify any Company Indebtedness;

(xxi)    make any loans, advances or capital contributions to, or investments in, any other Person;

(xxii)   initiate or settle any litigation;

(xxiii)  agree to take (i) any of the actions described above, or (ii) any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements under this Agreement or under any of Ancillary Agreements.

Section 5.4                Exclusive Dealing.

(a)      The Company acknowledges that Parent, Buyer and their Affiliates have spent and will continue to spend considerable time, and have incurred and will continue to incur substantial costs and expenses, in connection with the transactions contemplated hereunder. Accordingly, and without derogating from the Company’s other obligations hereunder, the Company agrees that, during the period commencing on the date hereof and continuing until the Expiration Date, it shall not, and shall cause its Affiliates, stockholders, directors, officers, employees, and other Representatives not to, directly or indirectly, (i) enter into or continue any discussions or negotiations with respect to, agree to, approve, recommend, or enter into any agreement or any understanding with respect to, or solicit, initiate, knowingly encourage, or facilitate the submission of any inquiries, proposals, or offers for, the acquisition (including, without limitation, by stock purchase, asset sale, merger, consolidation, or other business combination) by any person or entity (other than as contemplated by this Agreement), directly or indirectly, of any shares of capital stock or other equity interests in the Company or all or any portion of the assets or Company Indebtedness, other than sales of Company Products in the ordinary course of business (each, an “Alternative Transaction”), or (ii) furnish, or cause to be furnished, any information concerning the Company, its Affiliates, or their respective assets or liabilities, or allow access to the books, records, properties, or management of the Company or any of its Affiliates, to any person or entity with a view to, or in furtherance of, an Alternative Transaction.  If the Company or any of its Representatives, shall receive an indication of interest, term sheet, letter of intent, proposal, request for information, or any similar submission (whether written or oral), in each case in respect of an Alternative Transaction, the Company shall, immediately upon receipt thereof, deliver written notice thereof (including a summary of terms thereof) to Buyer.  The Company shall be liable for any and all breaches by any of its Representatives of the terms set forth in this Section 5.4.

(b)      The Company acknowledges that this Section 5.4 was a significant inducement for Parent and Buyer to enter into this Agreement.

Section 5.5                   Commercially Reasonable Efforts; Consents.  (a) Subject to the terms and conditions contained in this Agreement, the Parties shall cooperate and, in the case of the Company, use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable in order to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the following:  (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article V to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and from any other third parties as are necessary for consummation of the transactions contemplated by this Agreement, (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and (iv) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, but subject in all cases to the compliance by the Parties with their respective covenants under this Agreement.  Such consents, waivers and approvals hereof shall be in a form reasonably acceptable to Parent.

                 (b)      Notwithstanding anything herein to the contrary, Parent shall not be required by this Agreement to take or agree to undertake any action, including entering into any consent decree, hold separate order or other similar arrangement, (i) that would require the divestiture or holding separate of any assets or voting securities of Parent, the Company or any of their respective Affiliates or Subsidiaries, (ii) to consummate the transactions contemplated hereunder on terms other than those as set out herein, or (iii) that would limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Company or any of its assets or business or any of Parent’s or its Affiliates’ other assets or businesses.

Section 5.6                   Stockholders Written Consent; Notice to Stockholders. The Company shall prepare a confidential information statement relating to this Agreement, the Merger and the transactions contemplated hereby, substantially in the form of Exhibit G hereto (the “Information Statement”), which (i) other than with respect to information specifically provided by Parent for inclusion in the Information Statement, shall not contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) shall comply with applicable Legal Requirements, including Rule 502 of Regulation D promulgated under the Securities Act (“Rule 502”), and (iii) shall include the unanimous recommendation of the Company Board in favor of this Agreement and the Merger and the conclusion of the Company Board that the transactions contemplated hereby are advisable and in the best interests of the Company Stockholders.  Parent shall promptly furnish to the Company information concerning Parent that may be required to satisfy the information requirements of Rule 502 in connection with any action contemplated by this Section 5.6. As soon as practicable after the date hereof, and in no case later than the second (2nd) Business Day after the date hereof, the Company shall deliver (in any manner permitted by applicable Legal Requirements) the Information Statement (and notice of receipt of the Required Votes, together with the notice of dissenters’ rights required pursuant to the DGCL) to each Company Stockholder who has not executed and delivered to Parent heretofore an executed copy of the Stockholders Written Consent. Thereafter, subject to Section 1.8(m), the Company shall deliver by any manner permitted by the DGCL any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to the DGCL.  The Company shall promptly advise Parent and Buyer, and Parent and Buyer shall promptly advise the Company, in writing, if at any time prior to the Effective Time either of them, as applicable, shall obtain knowledge of any fact that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Legal Requirement.

   Section 5.7                Public Announcements.  Neither Party shall issue any press release or otherwise make any public statement with respect to the transactions contemplated by this Agreement, unless required under applicable Legal Requirements, in which case, the disclosing party shall consult with the other Parties prior thereto. Notwithstanding the foregoing, Parent may issue a press release announcing the execution of this Agreement on, or promptly following, the date hereof and, thereafter, may make, from time to time, any public disclosure with respect to the transactions contemplated by this Agreement (including of the financial statements of the Company) as and to the extent Parent deems, following consultation with its legal advisors, required or advisable under applicable Legal Requirements (including for the sake of clarity, stock exchange rules).

Section 5.8               Notification of Certain Matters.

(a)      The Company shall promptly notify Parent of (i) any actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of the Company, threatened, against the Company or any Company Equityholder, (ii) the occurrence or non occurrence of any fact or event which would be reasonably likely to cause any condition set forth in Article VI not to be satisfied, (iii) the occurrence or existence of any fact, circumstance or event which would reasonably be expected to result in any representation or warranty made by the Company or any Company Equityholder, in this Agreement or in any schedule, exhibit or certificate or delivered herewith, to be untrue or materially inaccurate, (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, or (v) the occurrence of any event, circumstance, development, state of facts, occurrence, change or effect which has had a Material Adverse Effect or the occurrence or non occurrence of any event, circumstance, development, state of facts, occurrence, change or effect which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b)      If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 5.8 of this clause (a) above requires any change in the Company Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Company Disclosure Schedule was dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to the Buyer an update to the Company Disclosure Schedule specifying such change. No such notice or update shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement and any indemnification obligation hereunder, or (ii) determining whether any of the conditions set forth in Article VI has been satisfied.

   Section 5.9               Termination or Amendment of 401(k) Plan.  The Company shall, effective as of at least one (1) day prior to the Closing Date, have terminated or amended the Company 401(k) Plan or any other plan that is intended to meet the requirements of Section 401(k) of the Code, and which is sponsored, or contributed to, by the Company (collectively, the “401(k) Plan”) and no further contributions shall be made to the 401(k) Plan, except as may be permitted for service prior to the termination date of the 401(k) Plan, corrective contributions, or the repayment of loans.  The Company shall provide to Parent (i) if required to effect such termination or amendment, executed resolutions by the Company Board authorizing the termination or amendment, and (ii) an executed amendment to the 401(k) Plan, which in Parent’s reasonable judgment is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder, including such that the tax qualified status of the 401(k) Plan will be maintained at the time of termination.

   Section 5.10              Resignation of Officers and Directors.  Except as otherwise instructed in writing by Parent and Buyer, the Company shall cause any so requested officer and member of its board of directors to tender his/her resignation from such position (for the avoidance of doubt, not resignation from a position as an employee) effective immediately prior to the Closing Date and in the event any such individual does not tender his/her resignation, the Company shall take such actions necessary to remove such individuals from such positions.

Section 5.11             Tax Matters.

(a)      Section 368(a) Reorganization.

(i)     Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Buyer, Merger Sub 1, Merger Sub 2 and Company (x) shall report the Merger on their Tax Returns as a “reorganization” within the meaning of Section 368(a) of the Code, (y) shall not knowingly take any inconsistent position on any Tax Return or in any proceeding before any Tax authority or other tribunal, and (z) shall not willfully take any action that would cause the Merger to fail to qualify as a “reorganization" within the meaning of Section 368(a) of the Code or that would cause the Merger to be subject to Section 367(a)(1) of the Code. Parent shall cause the Company to comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) applicable to the transactions contemplated hereunder.  Each of Merger Sub 1 and Merger Sub 2 will not, and Buyer and Parent will not cause them to, seek to change their entity classification for U.S. federal income Tax purposes within the meaning of Treasury Regulation Section 301.7701-3.

(ii)                Notwithstanding anything herein to the contrary, the Company and the Stockholders’ Representative, on behalf of the holders of Company Capital Stock, agree and acknowledge that neither Parent nor Buyer is or has represented that the transactions contemplated hereby will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and, subject to compliance with their obligations set forth in clause (i) above in all material respects, neither Parent nor Buyer shall have any liability to the Company or the holders of Company Capital Stock in the event that the transactions contemplated hereby are ultimately determined not to so qualify.

(b)Tax Information.  Parent shall cause, and Buyer shall provide, and shall cause each of its Subsidiaries to provide, such information to any Company Stockholder who so requests as such Persons may reasonably require (i) to allow such Persons (or their direct or indirect owners) to fulfill their U.S. tax filing and tax reporting obligations in connection with the Aggregate Merger Consideration received by them and (ii) to timely file and maintain a “qualified electing fund” election (as defined in Section 1295(a) of the Code) with respect to any such entity in connection with the Aggregate Merger Consideration received by them.

(c)FIRPTA Certificate.  The Company shall, on or prior to the Closing Date, deliver to Parent a statement described in Treasury Regulation Section 1.1445-2(b)(2) certifying that the Company is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code.

(d)Section 280G. Prior to the Closing, the Company shall have submitted to the Company Stockholders for approval (in a manner, at such times, and in form and substance satisfactory to Parent and Buyer) by such requisite vote of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that would separately or in the aggregate, constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) (which determination shall be made by the Company, subject to review and approval by Parent and Buyer), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code, and prior to the Effective Time the Company shall deliver to Parent and Buyer evidence reasonably satisfactory to them (i) that a Company Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder, and the requisite Company Stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Company Stockholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that such “excess parachute payments” shall not be made or provided, pursuant to the waivers of those payments and/or benefits which were executed by the affected individuals prior to the date that a Company Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder.

Section 5.12                SEC Compliant Financial Statements. The Company shall cooperate with Parent and take all necessary action, at the expense of Parent (other than $25,000 which shall be at the Company's expense and considered Company Transaction Expenses) in order to prepare and provide to Parent, (i) as soon as practicable, such financial information (including pro forma financial statements if required), as required by Parent to comply with Parent’s applicable SEC regulations, including the delivery of such representations from the Company’s independent accountants as may be reasonably requested by Parent or its accountants, and (ii) until March 31, 2015, audited financial statements for the year ended December 31, 2014 (collectively, the “SEC Compliant Financial Statements”). The SEC Compliant Financial Statements shall be true and correct in all material respects.

Section 5.13                Intentionally Deleted.

Section 5.14                Certain Closing Certificates and Documents.  The Company shall, (i) prepare and deliver to Parent and Buyer, a draft of each of the Company Net Working Capital Certificate, the Closing Balance Sheet and the Final Payment Spreadsheet not later than two (2) Business Days prior to the Closing Date; and (ii) prepare and deliver the final Company Net Working Capital Certificate, the final Closing Balance Sheet and the Final Payment Spreadsheet to Parent and Buyer at or prior to the Closing.  Without limiting the generality or effect of the foregoing or the provisions of Section 5.1, the Company shall, provide to Parent, promptly after Parent’s request, copies of the documents or instruments evidencing the amounts set forth on any such draft or final certificate, as well as the draft of the Final Payment Spreadsheet and the Final Payment Spreadsheet delivered pursuant to this Section.

Section 5.15             Employment Matters.

(a)      Following the date of this Agreement, the Company shall provide Parent, Buyer and their Representatives with reasonable access (and information), on a mutually agreeable schedule, to those Employees listed on Section 5.15 of the Company Disclosure Schedule in order to, among other things, deliver offers of employment, to become effective upon the Closing, with Buyer (or such other entity designated by Buyer) in substantially the form of Exhibit H hereto and Buyer’s standard form of proprietary information, inventions assignment, non-competition and non-solicitation agreement (the “Employment Offers”). The Company will use its commercially reasonable efforts to cause such Employees to execute and deliver the Employment Offers.

(b)      Unless otherwise requested in writing by Buyer within five (5) Business Days following the date hereof, the Company shall terminate the employment of each Employee not set forth on Section 5.15 of the Company Disclosure Schedule (and any other Employee that who has not accepted the Employment Offer at the Closing) (each, a "Terminating Employee") no later than immediately prior to or on the Closing Date. The Company shall have used its commercially reasonable efforts to cause each such Terminating Employee to execute and return a valid release and waiver in a customary form and, in any event, pay such Terminating Employee any required severance payment.

(c)      The Company acknowledges and agrees that, notwithstanding any confidentiality, non-compete or intellectual property ownership obligations of any Service Provider, any of the Service Providers (regardless of whether they have executed the Employment Offers or not) shall be permitted to engage in the business of the Company on behalf of Parent, Buyer and the Surviving Entity.

(d)     The Company shall continue to pay until the Closing Date all salaries, benefits and other entitlements to its Service Providers in a timely manner.  The Company shall continue to set aside until the Closing Date all benefits under the Company Benefit Plans to which any Employee or former Employee is or may be entitled including, inter alia, severance pay, termination notice, accrued and unpaid vacation days, leave and health.

(e)      The provisions of this Section 5.15 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third party beneficiary of this Agreement and nothing herein shall be construed as an amendment to any Company Benefit Plan for any purpose.

Section 5.16            Support Agreements.   The Company shall use its commercially reasonable efforts (including through the exercise of all available drag-along and similar rights) to cause the Stockholder Support Agreement to be executed on or prior to the Closing Date by all the Company Equityholders that have not executed the same as of the date of this Agreement.

ARTICLE VI

Conditions Precedent

Section 6.1                  Conditions to the Obligations of Each Party.  The respective obligations of the Company, on one hand, and Parent and Buyer, on the other hand, to consummate the transactions contemplated hereby are subject to the satisfaction or waiver in writing by the Company and Parent, at or before the Closing Date, of the following condition:

(a)      No Prohibitions.  No Legal Requirement issued, enacted, entered, promulgated or enforced by any Governmental Entity (and with respect to court or administrative orders, whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or had the effect or making the Merger illegal or otherwise prevent its occurrence, be in effect.

(b)      Escrow Agent Agreement. Parent, Buyer, the Stockholders’ Representative and the Escrow Agent shall have entered into the Escrow Agent Agreement.

    Section 6.2               Conditions to the Obligations of Parent, Buyer Merger Sub 1 and Merger Sub 2.  The obligations of Parent, Buyer, Merger Sub 1 and Merger Sub 2 to consummate the transactions contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following further conditions, any of which may be waived in writing by Parent:

(a)      Performance.  Each of the agreements and covenants of the Company to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)      Representations and Warranties.  (i) Each of the representations and warranties of the Company contained in Sections 2.1, 2.2, 2.3, 2.4(a), 2.8, 2.11, 2.12(a), 2.23 and 2.24 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all respects as of such specified date), and (ii) each of the other representations and warranties of the Company contained in this Agreement and each other Ancillary Agreement to which it is a party shall have been true and correct as of the date hereof and shall be true and correct in all material respects (except for those heretofore qualified by any materiality standard, in which case, no duplicate standard of materiality shall be applied) as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all material respects as of such specified date).

(c)      No Material Adverse Effect.  Since the date hereof there shall not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that has had or would reasonably be expected to have a Material Adverse Effect.

(d)      No Litigation Threatened.  No suit, action or proceedings shall be pending or shall have been instituted or threatened against any of the Parties before a court or other Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or to otherwise materially delay or invalidate any of the transactions contemplated hereby, (ii) seeking the award of Losses in an amount which is reasonably determined by Parent and Buyer to be material and payable by, or any other remedy against, the Company if the transactions contemplated hereby are consummated, or (iii) seeking remedy to the effect that any of the Company Products or the Business, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other Person.

(e)      Closing Certificate.  Parent shall have received a certificate of the Company executed by the Authorized Persons, in substantially the form of Exhibit I attached hereto (the “Closing Certificate”), certifying, among others, fulfillment of the conditions set forth in this Section 6.2, the Company Net Working Capital Certificate and the Final Payment Spreadsheet to be enclosed thereto.

(f)       Third Party and Governmental Consents.  The Company shall have obtained, and Parent shall have been furnished with, the consents, waivers or approvals set forth on Section 6.2(f) of the Company Disclosure Schedule, each of which shall be in full force and effect as of the Closing Date and in form and substance reasonably satisfactory to Parent.

(g)      Consenting Stockholders.  Company Stockholders representing at least ninety percent (90%) of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis (which majority includes holders of all of the outstanding shares of Company Preferred Stock and holders of a majority of all of the outstanding shares of Company Common Stock) shall have executed (i) the Stockholders Written Consent and such consent shall be in full force and effect and shall not have been rescinded; and (ii) the Stockholder Support Agreement and such agreements shall be in full force and effect and shall not have been rescinded.

(h)      Support Agreements. With respect to each Stockholder Support Agreement, (i) the representations and warranties of each Principal Stockholder shall have been true and correct as of the date hereof and shall be true and correct in all respects as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all respects as of such specified date), and (ii) each Principal Stockholder shall have performed and complied in all material respects with the agreements and covenants required to be performed or compiled with by it on or prior to the Closing Date.

(i)       Company Stock Options and Company Warrants.  Immediately prior to the Effective Time, all Company Stock Options shall have been duly terminated or canceled in accordance with the Company Option Plans and all Company Warrants shall have been duly terminated or canceled in accordance with their terms.

(j)       Key Employees.  (i) All Key Employees have executed and delivered to Parent the Key Employees Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any individual party to any of such agreements to rescind any of such agreements, and none of such Key Employees shall have given any notice or other indication that they will not continue to be willing to be so employed following the Closing; (ii) all Key Employees have executed and delivered to Parent the Key Employees Retention Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any individual party to any of such agreements to rescind any of such agreements; and (iii) at least 85% of all of the Employees set forth on Section 5.15 of the Company Disclosure Schedule shall have executed and delivered to Buyer the Employment Offers and otherwise continued to be employees of the Company at Closing, and none of such Employees shall have given any notice or other indication that they will not continue to be willing to be so employed following the Closing. These conditions shall not derogate from the right of Parent to terminate the employment of any Employees, in its sole discretion, following the Closing.

(k)      Termination of Certain Agreements.  The Company shall have delivered to Parent evidence in a form reasonably satisfactory to Parent that the agreements listed on Section 6.2(k) of the Company Disclosure Schedule shall have been terminated as of the Effective Time.

(l)       Signatory Rights etc.  The Company shall have taken all actions reasonably requested by Parent and Buyer, in order to rescind any previously authorized signature authority in the Company and to grant such authority to representatives designated by Parent and Buyer.

(m)     Unaccredited Company Stockholders. The number of Company Equityholders (excluding the Company Accredited Investors) who will be entitled to receive the Parent Ordinary Shares in accordance with this Agreement, will (as proven to Parent, at Parent's reasonable belief) not exceed thirty five (35).

(n)      IP Assignment. All of the Service Providers listed in Section 6.2(n) of the Company Disclosure Schedule shall have executed and delivered to Parent a copy of a Non-Competition, Non-Solicitation, Proprietary and Confidential Information and Developments Agreement, substantially in the form of Exhibit J hereto.

(o)      Indebtedness; Liens.  There shall not be any outstanding Company Indebtedness (other than the Company Indebtedness listed on Section 6.2(o) of the Company Disclosure Schedule) nor Liens (other than liens for Taxes not yet due and payable) on any assets of the Company.

(p)      Closing Deliverables. The Company shall deliver, or cause the delivery of, the following to Buyer: (1) the stock ledger of the Company; (2) all of the books and records of the Company; (3) certificate of good standing of the Company dated as of a recent date; and (4) such other customary documents, instruments or certificates as shall be reasonably requested by Buyer and as shall be consistent with the terms of this Agreement.

Section 6.3                   Conditions to the Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated hereby are subject to the satisfaction or waiver by the Company, on or prior to the Closing Date, of the following further conditions:

(a)      Performance.  Each of the respective agreements and covenants of Parent, Buyer, Merger Sub 1 and Merger Sub 2 to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)      Representations and Warranties.  Each of the representations and warranties of Parent, Buyer, Merger Sub 1 and Merger Sub 2 contained in this Agreement and each other Ancillary Agreement to which any of them is a party shall have been true and correct as of the date hereof and shall be true and correct in all material respects (except for those heretofore qualified by any materiality standard, in which case, no duplicate standard of materiality shall be applied) as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specified date, which such representations and warranties shall be true and correct in all material respects as of such specified date).

(c)      Closing Documents.  At the Closing, Parent and Buyer shall deliver or cause to be delivered to the Company (i) a certificate signed by an authorized officer of Parent and Buyer, dated as of the Closing Date, confirming the matters set forth in Sections 6.3(a) through 6.3(b), (ii) a Registration Rights Agreement, a form of which is attached hereto as Exhibit K, with all the Company Stockholders (other than Company Cashholders) who deliver their countersignature thereto prior to the Closing; and (iii) the Key Employee Agreements, duly executed by Buyer.

ARTICLE VII

Termination

Section 7.1                    Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a)      by mutual written consent of the Company and Parent;

(b)      by either the Company or Parent, if:

(i)      any Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Legal Requirement or Order, permanently enjoining or prohibiting the transactions contemplated by this Agreement; or

(ii)      the Merger shall not have occurred by March 31, 2015 (the “End Date”); provided, that a Party may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if such Party’s action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes breach of this Agreement.

(c)      by Parent, if the Company, the Stockholders’ Representative or any Principal Stockholder shall breach any representation, warranty, obligation or agreement hereunder or in the Stockholder Support Agreement, such that the conditions set forth in Section 6.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within seven (7) days of receipt by the Company of written notice of such breach; provided that Parent has not breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.3 would not be satisfied as of the time of the Company’s or any Principal Stockholder’s breach or as of the time such representations or warranty of the Company or any Principal Stockholder shall have become untrue;

(d)      by the Company, if Parent, Merger Sub 1 or Merger Sub 2 shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within seven (7) days following receipt by Parent of written notice of such breach; provided that neither the Company nor any Principal Stockholder breached any of its representations, warranties, obligations or agreements hereunder, such that the conditions set forth in Section 6.2 would not be satisfied as of the time of Parent’s breach or as of the time such representations or warranty of Parent shall have become untrue; or

(e)      by Parent if any action taken, or any Legal Requirement enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity, which would:  (i) prohibit Parent’s (through Buyer) ownership or operation of all or any portion of the business of the Company or (ii) compel Parent to dispose of or hold separate all or any portion of the assets and properties of the Company, or limit its operation of the Company’s business, as a result of the Merger.

Section 7.2                   Effect of Termination.  Any termination of this Agreement under Section 7.1 above will be effective immediately upon written notice of the terminating Party to the other Parties hereto specifying the provision of this Agreement on which such termination is based. In the event of the termination, this Agreement shall become void and have no effect and there shall be no liability hereunder on the part of either Party, except that (i) Section 5.2 (Confidentiality); Section 7.1 (Termination), this Section 7.2, and Article IX shall survive any termination of this Agreement, and (ii) nothing in this Section 7.2 shall relieve any Party of liability for any willful misconduct under this Agreement.

ARTICLE VIII

Holdback; Escrow, Set-Off; Survival; Indemnification

Section 8.1                    Holdback; Escrow, Set-Off.

(a)      The Parties have agreed that the Holdback Shares shall not be issued at Closing and, subject to this Article VIII, shall be issued to the Indemnifying Persons in accordance with the allocation set forth in the Final Payment Spreadsheet on the first Business Day following the date that is the 18th month anniversary of the Closing Date.

(b)      Subject to Section 8.4(a) (including the priority and allocation set forth therein), the indemnification procedures in Section 8.5 and the other limitations set forth in this Article VIII, if Parent Indemnitees (as defined below) determine in good faith that they are entitled to seek indemnification pursuant to this Article VIII they may, in accordance with this Article VIII, set-off all or any portion of their good faith estimate of the amount of such indemnification claim against any portion of the Holdback Shares and the Earnout Payment Amount that may be payable hereunder.

(c)       It is hereby clarified and agreed that Parent Indemnitees shall not be required to await with proceeding directly against Company Stockholders until the time that the Earnout Payment Amount is earned, except that if (i) on the date on which the Stockholders’ Representative first receives a Claim Certificate with respect to such claim for indemnity, there is less than two (2) months prior to the due date of delivery of the next applicable Earnout Statement pursuant to Section 1.8(b) hereof, and (ii) it is reasonably likely that such Earnout Statement (as shall be prepared by Buyer and disregarding any possible objections thereto by the Stockholders' Representative) will result in the obligation of Buyer to pay an Earnout Payment Amount that is equal or exceeds all the then pending indemnity claims, then the Parent Indemnitees shall be required to await the time that such Earnout Payment Amount is earned prior to proceeding directly against Company Stockholders.

(d)       For the sake of clarity, Buyer and Parent may withhold such portion of the Holdback Shares and/or of the Earnout Payment Amount (and the Escrow Agent shall not release to either the Buyer or the Company Stockholders from the Escrow Amount an amount) corresponding to the amount of Losses in an unresolved Claim Certificate delivered by a Parent Indemnitee in accordance with Section 8.5 until the parties fully and finally resolve such indemnity claims (or are deemed to be resolved pursuant to this Agreement) or a court of competent jurisdiction has issued a final judgment on the matter (a “Final Resolution”).  It is further agreed that if and to the extent any indemnity claim is payable from the Holdback Shares, then the number of Parent Ordinary Shares which shall satisfy such claim (and, consequently, not to be issued to Company Equityholders) shall be determined by dividing (x) the amount of indemnity payable and being satisfied from the Holdback Shares by (y) the average closing market price per Parent Ordinary Share on the NASDAQ Stock Market for the 30 trading days prior to the Final Resolution.

Section 8.2                Survival of Representations, Warranties and Covenants.

(a)           The representations and warranties of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing until 5:00 p.m., EST on the eighteen (18th) month anniversary of the Closing Date (“Survival Period”); provided however that (i) the representations and warranties in Section 2.12 (Intellectual Property) (the “IP Representations”) shall survive the Closing until 5:00 p.m., EST on June 30, 2017; (ii) the representations and warranties in Section 2.11 (Tax Matters) (the “Tax Representations”), shall survive the Closing until 5:00 p.m., EST on the fourth anniversary of Closing Date; and (iii) the Specified Representations shall survive the Closing until 5:00 p.m., EST, on the date that is sixty (60) days after the expiration of the statutes of limitations (including extensions thereof) applicable to the matters referenced therein. Covenants shall survive indefinitely, unless provided otherwise by their respective terms.

(b)            Notwithstanding anything to the contrary herein, in no case shall the termination of the covenants or of the representations and warranties as provided in clause (a) above affect any claim for indemnification if written notice of such claim in accordance with this Article VIII is delivered to the Stockholders’ Representative (in the case of a claim by Parent Indemnitees) or the Parent and Buyer (in the case of claims by the Company Stockholders), as applicable, prior to such termination.

Section 8.3                    Indemnification.  (a) Subject to the other provisions of this Article VIII, the Indemnifying Persons shall, severally and not jointly, based on such Indemnifying Person’s Proportionate Indemnification Share of each Loss covered by this Section 8.3, indemnify, defend and hold harmless Buyer, Parent and each of its Subsidiaries (including, following the Second Effective Time, the Surviving Entity) and their respective officers, directors, Affiliates, agents, employees, Representatives, successors and permitted assigns (the “Parent Indemnitees”) from and against any Losses suffered, incurred or paid, in connection with or arising out of (i) any breach of any of the Company’s or Company Equityholder’s representations and warranties in this Agreement or in any Support Agreement or in any instrument or certificate delivered pursuant to  this Agreement or any Support Agreement (other than with respect to inaccuracies of any Specified Representations); (ii) any inaccuracy in or breach of any of the Specified Representations as well as any inaccuracy contained in the Final Payment Spreadsheet or the Company Net Working Capital Certificate; (iii) any breach of any of the Company’s, the Stockholders' Representative or Indemnifying Person’s covenants or agreements (including indemnity obligations under Section 1.8 hereof) in this Agreement or in any certificate delivered pursuant to  this Agreement or in any Support Agreement; (iv) any claim by (A) a current or former Company Equityholder, or (B) any other Person or entity, seeking to assert, or based upon, ownership or rights to ownership of any shares of the Company Capital Stock or of any of its Subsidiaries or that he, she or it is entitled to any consideration pursuant to this Agreement and/or and any transaction contemplated hereby, including any portion of the Aggregate Merger Consideration that is not listed in the Final Payment Spreadsheet or any appraisal claim; (v) any and all Taxes of any Person (other than the Company) imposed on the Company, as a transferee or successor, by Contract or pursuant to any applicable Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing Date; (vi) any of the matters set forth on Section 8.3 of the Company Disclosure Schedule; and (vii) any Legal Proceeding relating to clauses (1)-(vi) above for the purpose of enforcing any of Parent Indemnitees' rights under this Article VIII.

(b)      Subject to the other provisions of this Article VIII, Parent and Buyer shall, severally and jointly, indemnify, defend and hold harmless the Company Stockholders and their respective officers, directors, Affiliates, agents, employees, Representatives, successors and permitted assigns (the “Stockholder Indemnitees”) from and against any Losses suffered, incurred or paid, in connection with or arising out of (i) any breach of any of the Parent or Buyer’s representations or warranties in this Agreement or in any instrument or certificate delivered pursuant to this Agreement; (ii) any breach of any of the Parent or Buyer’s covenants or agreements in this Agreement or in any Support Agreement or in any instrument or certificate or writing delivered pursuant to this Agreement or any Support Agreement; and (iii) any Legal Proceeding relating to clauses (2)-(ii) above for the purpose of enforcing any of Stockholder Indemnitees' rights under this Article VIII.

(c)      For purposes of this Article VIII, in determining the amount of Losses suffered as a result of a breach of any representation or warranty of the Company (but not as to whether a breach of any representation or warranty of the Company exists), any qualifications in the representations, warranties and covenants with respect to a “Material Adverse Effect,” “materiality,” “material,” “in all material respects” or similar terms shall be disregarded.

(d)      It is hereby acknowledged and agreed that, if the Surviving Entity suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Entity as a Parent Indemnitee), Parent and Buyer shall also be deemed, by virtue of Buyer's ownership of the stock of the Surviving Entity, to have incurred such Losses as a result of and in connection with such inaccuracy or breach.

(e)      Notwithstanding any other provision in this Article VIII to the contrary, if, subsequent to the Closing, any of Parent, Buyer, the Surviving Entity or the Stockholders’ Representative receives notice of a claim by any Tax authority (or by any other Governmental Entity with respect to Taxes) that, if successful, could reasonably be expected to result in a claim against or an indemnity payment by any Indemnifying Person hereunder (a “Tax Claim”), then within fifteen (15) Business Days after receipt of such notice, Parent, Buyer, the Surviving Entity or the Stockholders’ Representative, as the case may be, will give written notice of such Tax Claim to the other parties; provided, that the failure to so notify shall not relieve the indemnifying party of its obligations hereunder, except to the extent that it is actually and materially prejudiced thereby.  The Stockholders’ Representative will have the right to control the negotiations, proceedings and resolution relating to any such Tax Claim if it notifies in writing the same to the Indemnified Party within fifteen (15) days from receipt of the Tax Claim notice; provided that such Tax Claim (i) would give rise to an indemnification obligation of the Company Stockholders pursuant to this Agreement and would not otherwise constitute an Excluded Third Party Claim; and (ii) the resolution of any such Tax Claim (or any portion thereof) would not affect the Taxes of the Surviving Entity or Parent or their respective Affiliates for a post-Closing Tax period. In the event that the Stockholders’ Representative is not willing or able to assume (or have not timely assumed) the defense of such Tax Claim, then Parent will control the negotiations, proceedings and resolution relating to such Tax Claim (or portion thereof). In either event, neither party shall settle or compromise such Tax Claim without the consent of the Stockholders’ Representative (in the case of Parent Indemnitees) or Buyer (in the case of the Stockholder Indemnitees), which consent shall not be unreasonably conditioned, delayed, or withheld.  With respect to any Tax Claim properly controlled by the Stockholders’ Representative pursuant to this Section 8.3(e), the Stockholders’ Representative will keep Parent and Buyer informed of all developments on a timely basis; will employ counsel reasonably acceptable to Parent and Buyer; and will not resolve or settle such Tax Claim without Buyer’s prior written consent, which consent will not be unreasonably withheld, conditioned, or delayed.  With respect to any Tax Claim controlled by either party, the other party will be entitled to participate in the conduct and resolution of such Tax Claim using counsel of its choice.  For the avoidance of doubt, this Section 8.3(e) shall apply to the control and defense of all Third Party Claims that primarily relate to Taxes

Section 8.4                Limitations on Indemnification.

(a)      From and after the Closing, the right to obtain indemnification from the Escrow Amount, the Holdback Share Consideration and Earnout Payment Amount pursuant to the indemnification provisions of Section 8.3 shall be the Parent Indemnitees’ sole source for recoupment of all Losses, except with respect to indemnification for  Losses incurred pursuant to Sections 8.3(a)(ii) through 8.3(a)(vii) (collectively, the “Specified Claims”), for which Parent Indemnitees shall have the right to obtain indemnification, up to the total amount of Losses, in the following order: (i) first, at the discretion of the Parent Indemnitees, from the Escrow Amount and/or the Holdback Share Consideration; provided that, if, at the applicable time, Losses are capable of being fully satisfied from both the Escrow Amount and the Holdback Share Consideration, then not more than 40% of such Losses shall be satisfied with an offset of the Holdback Shares, (ii) second, if the Escrow Amount and/or the Holdback Share Consideration are not available at that time or otherwise insufficient to cover the Losses indicated in such notice, then from the Earnout Payment Amount (if paid or payable at that time) pursuant to the indemnification provisions of Section 8.3, and (iii) thereafter, to bring a claim directly against any Company Equityholders for its Proportionate Indemnification Share of the remaining Losses, all in accordance to Section 8.3 above and this Section 8.4.

(b)      The maximum liability of (A) all Company Stockholders for indemnity claims (i) pursuant to Section 8.3(a)(i) - shall be the sum of (X) the Escrow Amount, plus (Y) the Holdback Share Consideration, plus (Z), fifteen percent (15%) of any Earnout Payment Amount actually paid (or payable but for the application of such indemnity) pursuant to Section 1.8(c); (ii) pursuant to Section 8.3(a)(i) with respect to the Tax Representations and IP Representations - shall be fifty percent (50%) and twenty five percent (25%), respectively, of the Aggregate Merger Consideration; and (iii) pursuant to Section 8.3(a)(ii) through (vii) (but, in the case of 8.3(a)(vii), only as it relates to Sections 8.3(a)(ii) through 8.3(a)(vi)) - shall be the Aggregate Merger Consideration; and (B) each Company Stockholder shall not in any event exceed its Proportionate Indemnification Share of such foregoing amounts. The maximum liability for indemnity claims of Parent and Buyer pursuant to Section 8.3(b)(i) shall not exceed $3,000,000. For purposes of clauses (A)(ii) and (A)(iii), "Aggregate Merger Consideration" shall mean the Aggregate Merger Consideration actually received or actually paid (or payable but for the application of such indemnity), it being understood that with respect to portions thereof paid or payable (but for the application of such indemnity) in Parent Ordinary Shares, other than the Earnout Payment Amount (since it is computed and valued in cash), the value of each Parent Ordinary Share shall be equal to $9.71.

(c)      Parent Indemnitees shall not be entitled to any indemnification for any indemnification obligations of the Indemnifying Persons pursuant to Section 8.3(a)(i) unless and until the aggregate amount of Losses indemnifiable hereunder equals or exceeds $175,000 (the “Basket”), in which case the Parent Indemnitees shall be entitled to the entire amount of such Losses (from the first dollar of Losses) and not just the amount of Losses that exceed the Basket. Stockholders Indemnitees shall not be entitled to any indemnification for any indemnification obligations of Parent and Buyer for breach of Section 4.3 (Consents and Approvals), Section 4.4 (SEC Filings) and Section 4.7 (Tax Matters) unless and until the aggregate amount of Losses equals or exceeds $25,000, in which case the Stockholders Indemnitees shall be entitled to the entire amount of such Losses and not just the amount of Losses that exceed such amount.

(d)      Notwithstanding anything to the contrary in this Section 8, the limitations set forth in (i) Sections 8.2(a), and Sections 8.4(a), 8.4(b) and 8.4(c), shall not apply with respect to any claim for indemnification arising out of or relating to commission of fraud or intentional misrepresentation, and (ii) Section 8.4(b) and (c) shall not apply with respect to any claim for indemnification arising out of or relating to (A) any inaccuracy in or breach of the Specified Representations or (B) any inaccuracy in the Final Payment Spreadsheet or the Company Net Working Capital Certificate.

(e)      Notwithstanding anything herein to the contrary, in no event shall any indemnifying party have any liability for, and in no event shall “Losses” include, any punitive, exemplary damages or speculative damages (except that, in respect of any of the foregoing, damages awarded by a final non-appealable decision of a competent court or other authority having jurisdiction or arbitrator to a third party as part of a Third Party Claim shall be indemnifiable hereunder).

(f)      Notwithstanding anything herein to the contrary, all Losses indemnifiable hereunder shall be reduced by:

(i)     the value of any net Tax benefit actually realized by the Indemnified Parties (as defined below) after the Closing in connection with the Loss which forms the basis of the claim for indemnification hereunder by such Indemnified Parties. For purposes hereof, a Tax benefit will only exist to the extent that it results in, or with commercially reasonable steps capable of being taken (but without any obligation to do so) by the Indemnified Party, as to result in, a refund of or actual reduction in Tax with respect to the taxable period in which indemnification claim is paid, or on any Tax Return with respect thereto;

(ii)     any insurance proceeds (net of deductibles and increase in premiums) actually received by the Indemnified Parties in connection with the Loss which forms the basis of the claim for indemnification hereunder by the Indemnified Parties; or

           (iii)     any contribution actually received (net of Taxes) from a third party (less the cost of enforcement of such rights) by the Parent Indemnitee (provided that such indemnification is not subject to any contribution or participation by any Indemnified Party nor is such third party entitled to any subrogation rights against such Indemnified Party with respect to the amounts indemnified by such third party).

Section 8.5                Indemnification Procedure.

(a)      Any Parent Indemnitee or Stockholder Indemnitee who believes it may be entitled to indemnification pursuant to Section 8.3 (an “Indemnified Party”; provided that in case of Stockholder Indemnitee, it may act only through the Stockholders’ Representative and in such case any reference in this Section 8.5 and in Section 8.8 to Indemnified Party shall be deemed to refer to the Stockholders’ Representative acting on behalf of the Stockholder Indemnitee) may make an indemnification claim by delivering a claim certificate to the Stockholders’ Representative (in case of Parent Indemnitees) or to Parent  (in case of Stockholder Indemnitees) (in each case, a “Claim Certificate”), which Claim Certificate shall: (i) state the Losses indemnifiable hereunder; (ii) to the extent reasonably capable of estimation, a good faith estimate of the amount of Losses such Indemnified Party claims to have so incurred or suffered or reasonably believes in good faith it may incur or suffer and the Indemnified Party may update such estimate from time to time by written notice; and (iii) specify in reasonable detail (based upon the information then possessed by the Indemnified Party) the nature of the claim for which indemnification is being sought and the Section of this Agreement that claiming party believes has been breached. The sole and exclusive remedy for any defective Claim Certificate shall be a demand for cure of such defect and delivery of a conforming Claim Certificate

(b)      In the event that Parent and Buyer or the Stockholders’ Representative, as the case may be, shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, they shall, within twenty (20) calendar days after receipt by the Indemnifying Person of such Claim Certificate, deliver a notice to such effect, specifying in reasonable detail the basis for such objection, and shall, within the twenty (20) day period beginning on the date of receipt by the Indemnified Party of such objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If they shall succeed in reaching agreement on their respective rights with respect to any of such claims, Parent, Buyer and the Stockholders’ Representative shall promptly prepare and sign a memorandum setting forth such agreement.  Should they be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to the courts as set forth in Section 9.12. Claims for Losses specified in any Claim Certificate to which there is no objection in writing by the applicable Party within twenty (20) days of receipt of such Claim Certificate shall be deemed final and binding.

Section 8.6                Third Party Claims.

(a)      If a claim by a third party (a “Third Party Claim”) is made against any Indemnified Party, and if such party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly notify the Stockholders’ Representative or Parent and Buyer, as applicable, of such Third Party Claim (the “Third Party Claim Notice”); provided, that the failure to so notify shall not relieve the indemnifying party of its obligations hereunder, except to the extent that it is actually and materially prejudiced thereby.  The Third Party Claim Notice shall include, based on the information then available to the Indemnified Party, the identity of such third party as well as the information required for a Claim Certificate.

(b)      The Stockholders’ Representative (on behalf of the Indemnifying Persons) or Parent and Buyer, as the case may be, shall be entitled to assume and control the defense of such Third Party Claim if it notifies in writing the same to the Indemnified Party within fifteen (15) days from receipt of the Third Party Claim Notice, provided that together with such written notice of assumption of defense the applicable indemnifying party irrevocably agrees that any and all indemnifiable Losses incurred by Parent Indemnitees or Stockholder Indemnitees in connection with such Third Party Claim, as the case may be, shall be recoverable. If the applicable Party assumes such defense then (i) subject to applicable attorney-client privilege limitations, the other party shall have the right to participate in the defense and, at its sole expense, to employ counsel reasonably acceptable to the indemnifying party, separate from the counsel employed by the indemnifying party, and (ii) the reasonable costs and expenses incurred by the Indemnified Party in connection with such defense, settlement, or resolution (including reasonable attorneys’ fees) shall be included in the Losses for which it may seek indemnification hereunder and, if there is a Third Party Claim that, if adversely determined, would give rise to a right of indemnification hereunder, such costs and expenses shall constitute Losses regardless of the outcome of such claim. The indemnifying party (which, in the case of the Indemnifying Persons, the Stockholders’ Representative on his own behalf) shall not admit any liability with respect to, or settle, compromise or discharge any Third Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)      Notwithstanding the foregoing, the Stockholders’ Representative shall not be entitled to assume the defense of any Third Party Claim which involves a claim (i) that, in the reasonable judgment of Parent and Buyer, would result in Losses in excess of the then available, if any, Escrow Amount or Holdback Shares or any other claim that seeks monetary damages the amount of which would reasonably be expected to exceed any limitation on the amount of Losses that may be recovered under this Article VIII (after satisfaction of other pending indemnity claims), (ii) primarily relating to an allegation of infringement of third party Intellectual Property Rights, (iii) involving criminal liability or in which injunction or other equitable relief is  sought against any Parent Indemnitee, or (iv) that has been brought by or on behalf of any customer or supplier of Parent or any of its Affiliates (which Affiliates shall include the Surviving Entity) with respect to such customer or supplier relationship (each of (i) to (iv), an “Excluded Third Party Claim”). In each such case, the Stockholders’ Representative may not elect to retain the defense of such Third Party Claim (or, if such Third Party Claim was previously assumed by the Stockholders’ Representative, the Stockholders’ Representative shall immediately relinquish control thereof to the Parent Indemnitees), and the Parent Indemnitees will be entitled to be indemnified by the Indemnifying Parties for any indemnifiable Losses incurred in such defense (including, without limitation, reasonable attorneys fees), subject to the limitations set forth in this Article VIII.

(d)      In the case where an Indemnified Party shall assume the defense of a Third Party Claim, it will keep the indemnifying person (in the case of the Indemnifying Persons, the Stockholders’ Representative on their behalf) reasonably informed about developments and progress in respect of such Third Party Claim. The Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge any Third Party Claim, without the indemnifying person’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(e)      Any amounts set-off by the Parent Indemnitees pursuant to Section 8.1(b) of this Agreement, paid out of the Escrow Amount to a Parent Indemnitee or recovered directly from Company Stockholders shall be counted towards and included within the maximum liability of the Company Stockholders under Section 8.4(b), if and as applicable.  Additionally, to the extent any amounts that have been set-off under Section 8.4(b) are ultimately determined by Final Resolution not to be Losses indemnifiable hereunder, Parent and Buyer shall promptly pay any such amounts to the Company Stockholders as initially contemplated in Section 1.8~~.~~

(f)      Notwithstanding Section 9.12 below, in the event of a Third Party Claim against the Parent Indemnitees, such parties may, at their sole discretion, elect to file a joinder / third party claim against the other parties hereto, as applicable, before the same court or arbitration tribunal in which the Third Party Claim was filed. Each party irrevocably submits to the jurisdiction and rules of such court or arbitration tribunal.

Section 8.7                   No Right of Contribution.  Neither the Stockholders’ Representative nor any Indemnifying Person shall be entitled to make any claim for contribution from the Company or the Surviving Entity with respect to any indemnity claims arising under or in connection with this Agreement, and the Stockholders’ Representative on his own behalf and on behalf of all Indemnifying Persons, hereby waives any such right of contribution from the Company or the Surviving Entity it has or may have in the future.

Section 8.8                   Effect of Investigation; Reliance.  The right to indemnification, payment of Losses or any other remedy will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or a Company Equityholder or any other matter.  The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement.  No Parent Indemnitee shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnitee to be entitled to indemnification hereunder.

Section 8.9                   Treatment of Payments.  Any payment under Article VIII of this Agreement shall be treated by the parties for income Tax purposes as an adjustment to the Aggregate Merger Consideration.

Section 8.10                  Exclusivity.  As of the Closing Date, the indemnification provisions contained in this Article VIII are intended to provide the sole and exclusive remedy as to all Losses any of the Indemnified Persons may incur arising from or relating to this Agreement, the agreements and documents contemplated hereby and the transactions contemplated hereby and thereby, and each of the parties hereby waives (and, in the case of the Stockholders Indemnitees, the Stockholders’ Representative on their behalf), to the fullest extent provided by applicable Legal Requirement, any other rights or remedies for monetary damages that may arise under any applicable Legal Requirements. Notwithstanding the foregoing, nothing in this Agreement shall limit any right to specific performance or injunctive relief, or any right or remedy arising by reason of any claim of fraud or intentional misrepresentation with the respect to this Agreement or any of the other Ancillary Agreements.

Section 8.11                  No Circular Recovery.  No Stockholder Indemnitee shall make any claim for indemnification against the Parent, Buyer, Company or the Surviving Entity by reason of the fact that such Stockholder Indemnitee was a controlling person, director, employee or representative of the Company or the Surviving Entity or was serving as such for another Person at the request of the Buyer or the Company (whether such claim is for Losses of any kind or otherwise and whether such claim is pursuant to any statute, organizational document, contractual obligation or otherwise) with respect to any claim brought by a Parent Indemnitee against any Stockholder Indemnitee relating to this Agreement or the transactions contemplated hereunder.  With respect to any claim brought by a Parent Indemnitee against any Stockholder Indemnitee relating to this Agreement or the transactions contemplated hereunder, each Stockholder Indemnitee shall expressly waive any right of subrogation, contribution, advancement, indemnification or other claim against the Company with respect to any amounts owed by such Stockholder Indemnitee pursuant to this Article VIII.

Section 8.12                  Stockholders’ Representative.

(a)           The Indemnifying Persons, by approving this Agreement and the transactions contemplated hereby, irrevocably agree to appoint and constitute Frank Gelbart (and by the execution of this Agreement as the Stockholders’ Representative, Frank Gelbart hereby accept of his appointment) for and on behalf of the Indemnifying Persons as the true, exclusive and lawful agents and attorney-in-fact for and on behalf of each such Indemnifying Person to act: (i) as Stockholders’ Representative under this Agreement and the Paying Agent Agreement, and to have the right, power and authority to perform all actions (or refrain from taking any actions) the Stockholders’ Representative shall deem necessary, appropriate or advisable in connection with, or related to, this Agreement, the Paying Agent Agreement and the Escrow Agent Agreement and the transactions contemplated hereby and thereby; (ii) in the name, place and stead of each Company Stockholders (A) in connection with the Merger and the transactions contemplated by this Agreement and in accordance with the terms and provisions of this Agreement, and (B) in any proceeding involving this Agreement, to do, or refrain from doing, all such further acts and things, necessary, appropriate or advisable in connection with any of the foregoing, including execute and deliver all such documents as the Stockholders’ Representative shall deem necessary or appropriate in connection with the Merger, including this Agreement or agreeing to any modification or amendment of this Agreement in accordance with Section 9.10 hereof, the Paying Agent Agreement or the Escrow Agent Agreement and executing and delivering an agreement of such modification or amendment. Without derogating from the generality of the foregoing, as of the date hereof the Stockholders’ Representative shall have the right, power and authority to: (i) give and receive notices and communications, executed by the Stockholders’ Representative (ii) authorize delivery to Parent Indemnitees of the applicable portion of the Aggregate Merger Consideration or supplemental indemnification amounts, if any, in satisfaction of claims by Indemnified Parties, (iii)  object to such deliveries, (iv) agree to, negotiate, defend, resolve, enter into settlements and compromises of, any suit, proceeding, claim or dispute under this Agreement, the Paying Agent Agreement or the Escrow Agent Agreement on behalf of the Indemnifying Persons and comply with orders of courts and awards of arbitrators with respect to such claims, (v) to agree to, negotiate, enter into and provide amendments and supplements to and waivers in respect of this Agreement, the Paying Agent Agreement and the Escrow Agent Agreement, (vi) retain legal counsel, accountants, consultants, advisors and other experts, and incur any other reasonable expenses, in connection with all matters and things set forth or necessary with respect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby; (vii) apply the Rep Reimbursement Amount to the payment of (or reimbursement of the Stockholders’ Representative for) expenses and liabilities which the Stockholders’ Representative may incur pursuant to this Agreement; and (viii) to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of any or all of the foregoing.  The identity of the Stockholders’ Representative may be changed by the holders of a majority of the Proportionate Indemnification Share (the “Majority Holders”) from time to time upon not less than fifteen (15) days’ prior written notice to all of the Indemnifying Persons and to Buyer and Parent. The Stockholders’ Representative may resign from his position by providing a 15-day prior written notice to the Indemnifying Persons and in such case, or in the case of death, disability, or inability of the Stockholders’ Representative, the Majority Holders shall, within fifteen (15) days from such event, appoint a replacement Stockholders’ Representative and notify Parent. No bond shall be required of the Stockholders’ Representative and the Stockholders’ Representative shall receive no compensation for his services.  Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from each of the Indemnifying Persons. Any and all decisions, acts, consents or instructions made or given by the Stockholders’ Representative in connection with this Agreement, the Paying Agent Agreement or the Escrow Agent Agreement shall constitute a decision of all the Company Stockholders and shall be final, binding and conclusive upon each and every Company Stockholder, and the Parent shall be entitled to rely upon any such decision, act, consent or instruction of the Stockholders’ Representative  provided that in the event that there are more than one Person performing the role of the Stockholders’ Representative such decision, act, consent or instruction are evidenced by a document jointly executed by both Representatives. This power of attorney is coupled with an interest and is irrevocable.

(b)           The Stockholders’ Representative shall be entitled to receive reimbursement from any Rep Reimbursement Amounts retained on behalf of the Stockholders’ Representative for any and all expenses, charges and liabilities, including reasonable attorneys’ fees, incurred by the Stockholders’ Representative in the performance or discharge of its rights and obligations under this Agreement (the “Rep Expenses”). The Rep Reimbursement Amount shall only be used for the payment of the Rep Expenses or as otherwise required by this Agreement. The Stockholders’ Representative will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to him. The Company Stockholders shall be responsible for and shall, jointly and severally, on a pro rata basis based on their Proportionate Indemnification Share, reimburse the Stockholders’ Representative or any member thereof upon demand for all reasonable expenses, disbursements and advances incurred or made by the Stockholders’ Representative in accordance with any of the provisions of this Agreement, the Paying Agent Agreement, the Escrow Agent Agreement or any other documents executed in connection herewith or therewith, including the costs and expense of receiving advice of counsel according to this Agreement, the Paying Agent Agreement and the Escrow Agent Agreement. Any of the Rep Reimbursement Amount deposited with the Escrow Agent that has not been consumed by the Stockholders’ Representative pursuant to the terms of this Agreement on or prior to the end of the period in which Parent may make claims for indemnification pursuant to Article VIII or, if later, the date on which all indemnification claims of Parent outstanding at the end of such period have been discharged in full, shall be distributed by the Escrow Agent to the Company Stockholders on a proportionate basis based on the Proportionate Indemnification Share.

(c)           The Stockholders’ Representative will not incur any liability with respect to any action taken or suffered by him in reliance upon any notice, direction, instruction, consent, statement or other document believed by him, her or it to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his own willful misconduct or gross negligence. In all questions arising under this Agreement, the Paying Agent Agreement or the Escrow Agent Agreement, the Stockholders’ Representative may rely on the advice of counsel, and the Stockholders’ Representative will not be liable to the Company Stockholder for anything done, omitted or suffered by the Stockholders’ Representative based on such advice. Each Company Stockholder hereby releases the Stockholders’ Representative from any loss (including any losses incurred, as such losses are incurred), liability or expense for, arising out of or in connection with the acceptance or administration of the Stockholders' Representative’s duties hereunder or any action taken or not taken by any of them, her or it in his, her or its capacity as such agent (including the legal costs and expenses of defending the Stockholders’ Representative against any claim or liability (and all actions, claims, proceedings and investigations in respect thereof) in connection with, caused by or arising out of, directly or indirectly, the performance of the Stockholders' Representative’s duties hereunder), except for the liability of the Stockholders' Representative to a Company Stockholder for loss which such holder will suffer from the willful misconduct of the Stockholders' Representative in carrying out their duties hereunder. In addition, and without derogating from the generality of the foregoing, the Indemnifying Persons shall severally and jointly, indemnify the Stockholders’ Representative and hold him harmless against any loss (including any losses incurred, as such losses are incurred), liability or expense for, arising out of or in connection with the acceptance or administration of the Stockholders' Representative’s duties hereunder or any action taken or not taken by any of them, her or it in his, her or its capacity as such agent (including the legal costs and expenses of defending the Stockholders’ Representative against any claim or liability (and all actions, claims, proceedings and investigations in respect thereof) in connection with, caused by or arising out of, directly or indirectly, the performance of the Stockholders’ Representative’s duties hereunder), except for the liability of the Stockholders’ Representative to a Company Stockholder for loss which such holder will suffer from the gross negligence or willful misconduct of the Stockholders’ Representative in carrying out their duties hereunder.

(d)           The Stockholders’ Representative shall treat confidentially and, subject to any Legal Requirement, not disclose any nonpublic information from or about the Company (as the Surviving Entity) or Parent to anyone (except on a need to know basis to individuals (identified to the Company and Parent in writing in advance) who agree in writing to treat such information confidentially)

(e)           Subject to the provisions of this Section 8.12, a decision, act, consent or instruction of the Stockholders’ Representative shall constitute a decision of all of the Indemnifying Persons and shall be final, binding and conclusive upon each and every Indemnifying Person, and the other Parties may rely upon any decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of each and every Indemnifying Person.  Each of Parent and Buyer is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

ARTICLE IX

Miscellaneous

Section 9.1                     Definitions.  When used in this Agreement, the following terms shall have the respective meanings specified therefor below.

“401(k) Plan” has the meaning set forth in Section 5.9 of this Agreement.

“2015 Earnout Shares” has the meaning set forth in Section 1.8(c)(iv) of this Agreement.

“2015 Earnout Statement” has the meaning set forth in Section 1.8(c)(i) of this Agreement.

“2015 Payment” has the meaning set forth in Section 1.8(b)(i) of this Agreement.

“2015 Revenues” has the meaning set forth in Section 1.8(b)(i) of this Agreement.

“2015 Target” has the meaning set forth in Section 1.8(b)(i) of this Agreement.

“2016 Earnout Shares” has the meaning set forth in Section 1.8(c)(iv) of this Agreement.

“2016 Earnout Statement” has the meaning set forth in Section 1.8(c)(i) of this Agreement.

“2016 Payment” has the meaning set forth in Section 1.8(b)(ii) of this Agreement.

“2016 Revenues” has the meaning set forth in Section 1.8(b)(ii) of this Agreement.

“2016 Target” has the meaning set forth in Section 1.8(b)(ii) of this Agreement.

“Adjustment Certificate” has the meaning set forth in Section 1.8(g)(ii) of this Agreement.

 “Adverse Change” has the meaning set forth in Section 1.8(c)(vii) of this Agreement.

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning ascribed to it in the Preamble.

“Aggregate Cash Consideration” shall mean the sum of the Closing Cash Consideration, the Escrow Amount and any amounts of the Earnout Payment Amount paid by the Buyer in Cash.

“Aggregate Merger Consideration” shall mean the sum of the Aggregate Share Consideration and the Aggregate Cash Consideration.

“Aggregate Share Consideration” shall mean the sum of the Closing Share Consideration, the Holdback Share Consideration, the 2015 Earnout Shares issued, if any, and the 2016 Earnout Shares issued, if any.

“Alternative Transaction” has the meaning set forth in Section 5.4(a) of this Agreement.

“Ancillary Agreements” has the meaning set forth in Section 2.2(a) of this Agreement.

“Authorized Persons” has the meaning set forth in Section 1.8(e)(i) of this Agreement.

“Average Price” shall mean the average closing market price per Parent Ordinary Share on the NASDAQ Stock Market for the 30 trading days prior to the specified date.

“Balance Sheet Date” has the meaning set forth in Section 2.4(a) of this Agreement.

“Basket” has the meaning set forth in Section 8.4(c) of this Agreement.

“Beneficiary” has the meaning set forth in Section 3.1(i) of this Agreement.

“Benefit Plans” has the meaning set forth in Section 2.9(a) of this Agreement.

“Business” shall mean the business of the Company.

“Business Day” shall mean any day except a Friday, Saturday, a Sunday or any other day on which commercial banks are required or authorized or obligated by law or executive order to close in Tel Aviv, Israel or New York, USA.

“Buyer” has the meaning ascribed to it in the Preamble.

“Buyer NWC Certificate” has the meaning set forth in Section 1.8(g)(ii) of this Agreement.

“Certificate of Merger” has the meaning set forth in Section 1.3 of this Agreement.

“Certificates” has the meaning set forth in Section 1.8(h)(iii) of this Agreement.

“Claim Certificate” has the meaning set forth in Section 8.5(a) of this Agreement.

“Closing” has the meaning set forth in Section 1.2 of this Agreement.

“Closing Balance Sheet” has the meaning set forth in Section 1.8(e)(i) of this Agreement.

 “Closing Cash Consideration” has the meaning set forth in Section 1.8(a)(i) of this Agreement

“Closing Certificate” has the meaning set forth in Section 6.2(e) of this Agreement.

“Closing Date” has the meaning set forth in Section 1.2 of this Agreement.

“Closing Share Consideration” shall mean 581,874 Parent Ordinary Shares, which amount shall be subject to adjustment for any share combination, subdivision or other recapitalization of the Parent Ordinary Shares occurring at any time prior to or at the Closing (such that in the event that prior to or at the Closing, Parent effects a subdivision of its Parent Ordinary Shares and the number of Parent Ordinary Shares is increased, the Aggregate Share Consideration shall be proportionately increased and conversely, if the Parent combines the outstanding Parent Ordinary Share into a smaller number of shares prior to or at the Closing, the Aggregate Share Consideration shall be proportionately decreased).

“COBRA” has the meaning set forth in Section 2.9 of this Agreement.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

“Collective Bargaining Agreement” shall mean any and all written agreements, arrangements, memorandums of understanding, contracts, letters, side letters and contractual obligations of any kind, nature and description, that have been entered into between the Company or any employers’ organization in which the Company is a member and any employees’ organization.

“Common Amount” has the meaning set forth in Section 1.8(d)(iv) of this Agreement.

“Common Cash Amount” has the meaning set forth in Section 1.8(d)(iv) of this Agreement.

“Common Share Amount” has the meaning set forth in Section 1.8(d)(iv) of this Agreement.

“Company” has the meaning ascribed to it in the Preamble.

“Company AA Preferred Stock” shall mean the Series AA Preferred Stock, par value $0.001 per share, of the Company.

“Company AA-1 Preferred Stock” shall mean the Series AA-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company AA-2 Preferred Stock” shall mean the Series AA-2 Preferred Stock, par value $0.001 per share, of the Company.

“Company Accredited Investor” has the meaning ascribed to it in the Preamble.

“Company Assignment and Confidentiality Agreement” has the meaning set forth in Section 2.12(f) of this Agreement.

“Company Board” has the meaning set forth in Section 2.2 of this Agreement.

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock, and any other shares of capital stock of the Company.

“Company Cash” means the amount equal to the amount of cash and short term deposits (i.e., available for withdrawal with 5 Business Days) deposited in the Company's bank account, minus the Company Transaction Expenses and Company Indebtedness, if any, that have not been fully paid or repaid through the Closing Date.

“Company Cashholder” has the meaning set forth in Section 1.8(i) of this Agreement.

“Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company Disclosure Schedule” has the meaning set forth in ARTICLE II of this Agreement.

“Company Equity Securities” shall mean Company Capital Stock, or any securities that are exchangeable or convertible into Company Capital Stock, including Company Stock Options and Company Warrants, immediately prior to the Effective Time.

“Company Equityholders” shall mean Company Stockholders and holders of Company Options.

“Company EULA” shall mean the standard customer/end user license agreement used by the Company for licensing the Company Products, a copy of which has been made available to Parent.

“Company Indebtedness” shall mean, as of any specified date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable or with recourse or not), to the extent they are of the Company or guaranteed by the Company, including through the grant of a security interest upon any assets of such Person: (i) all outstanding obligations for borrowed money; (ii) obligations evidenced by notes, bonds, debentures or similar instruments, or pursuant to any guaranty or arrangements having the economic effect of a guarantee (excluding trade payables), or that are secured by a Lien on property or assets; (iii) obligations under capital leases; (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Persons and any obligations issued or assumed as the deferred purchase price of property or services (other than accounts payable incurred in the ordinary course of business); (v) amounts accrued (after being due) in respect of milestone payments; (vi) accrued but unpaid royalty obligations; (vii) asset retirement obligations and similar obligations; (viii) obligations evidenced by any securitization or factoring arrangements; and (ix) principal, interest (including default interest), premiums, penalties (including prepayment and early termination penalties and default penalties or judgments), breakage fees and other amounts owing in respect of the items described in the foregoing clauses (i) through (viii).  For the avoidance of doubt, (a) accounts payable arising in the ordinary course of business and (b) any Company Transaction Expenses, shall not be considered Indebtedness.

“Company Intellectual Property” shall mean any and all Intellectual Property and Intellectual Property Rights that are owned or used by, or purported to be owned by, or licensed to, the Company.  “Company Intellectual Property” includes Company Registered Intellectual Property.

“Company Leases” has the meaning set forth in Section 2.16 of this Agreement.

“Company Net Working Capital” means (A) the Company’s total current assets as of the close of business on the Closing Date, including Company Cash (as determined in accordance with GAAP) less (B) the Company’s total current liabilities as of the close of business on the Closing Date (as determined in accordance with GAAP).  The calculation of Company Net Working Capital shall be based on the books and records of the Company. For the avoidance of doubt, it is hereby agreed that for purposes of calculation of Company Net Working Capital (i) current liabilities shall exclude deferred revenues, (ii) current liabilities shall exclude Company Transaction Expenses and Company Indebtedness (other than as set forth on Section 6.2(o) of the Company Disclosure Schedule) to the extent fully paid by the Company at or prior to Closing, (iii) current liabilities shall include employee-related liabilities (including salaries, sales commissions and bonuses), and (iv) current assets shall exclude the Excluded AR (if applicable).

“Company Net Working Capital Certificate” has the meaning set forth in Section 1.8(g)(i) of this Agreement.

“Company Option Plan” shall mean collectively, each equity incentive plan, program or arrangement of the Company.

“Company Optionholders” means the holders of Company Stock Options.

“Company Owned Intellectual Property” means Intellectual Property in which the Company has or purports to have an ownership interest.

“Company Preferred Stock” shall mean the Company AA Preferred Stock, Company AA-1 Preferred Stock and the Company AA-2 Preferred Stock.

“Company Products” shall mean the Appfluent Visability product (as and if renamed or rebranded), including maintenance and related services.

“Company Registered Intellectual Property” shall mean the applications, registrations, patents and other filings for Intellectual Property Rights that have been registered, filed, certified, issued or otherwise perfected or recorded with or by any Governmental Entity by or in the name of the Company.

“Company Series AA-2 Agreements” shall mean that certain Series AA-2 Preferred Stock Purchase Agreement, dated January 2, 2013, by and among the Company and the other signatories thereto; and the related Second Amended and Restated Investor Rights Agreement, the Second Amended and Restated Right of First Refusal and Co-Sale Agreement, and the Second Amended and Restated Voting Agreement, all dated as of even date.

“Company Stock Options” shall mean any issued and outstanding option (including commitments to grant options and including warrants or other rights, but excluding Company Preferred Stock) to subscribe for, purchase or otherwise acquire any securities of the Company (whether or not vested).

“Company Stockholders” shall mean the holders and beneficial owners of Company Capital Stock.

“Company Transaction Expenses” shall mean all expenses (including VAT imposed thereon, if any) incurred or to be incurred by the Company prior,  through and following the Closing Date in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby and the Closing, including out of pocket costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, or any similar charges in connection with this Agreement or any transaction contemplated hereby, including also the costs of any severance payments to directors, officers and employees, bonuses, retention payments and any other change of control or similar payments payable as a result of or in connection with the transactions contemplated by this Agreement, in each case, as payable by the Company at or after the Closing.

“Company Warrants” shall mean the Amended and Restated Warrant, dated June 15, 2007, issued to Comerica Ventures Inc., a copy of which was made available to Buyer.

“Confidentiality Agreement” has the meaning set forth in Section 5.2 of this Agreement.

“Consultant” has the meaning set forth in Section 2.9(j) of this Agreement.

“Contract” shall mean any note, bond, mortgage, indenture, guarantee, license, franchise, permit, agreement, understanding, arrangement, contract, commitment, letter of intent, or other instrument or obligation (whether oral or written), and any amendments thereto.

“Copyleft License” means a Software license that requires, as a condition of use, modification and/or distribution of Software licensed under such license, that other Software or content incorporated into, derived from, used, or distributed with such Software: (i) be made available or distributed in non-binary form, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) be redistributable or used for no license fee.  Copyleft Licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“DGCL” has the meaning ascribed to it in the Preamble.

“Dissenting Shares” has the meaning set forth in Section 1.8(m) of this Agreement.

“Earnout Objection Notice” has the meaning set forth in Section 1.8(c)(ii) of this Agreement.

“Earnout Payment Amount” has the meaning set forth in Section 1.8(b) of this Agreement.

“Earnout Shares” has the meaning set forth in Section 1.8(c)(iv) of this Agreement.

“Earnout Statement” has the meaning set forth in Section 1.8(c)(i) of this Agreement.

“Effective Time” has the meaning set forth in Section 1.3.

“Employee” shall mean any former or current employee of the Company.

“Employee Representative” shall mean any labor union, trade union, labor organization, employee organization, works council, European works council, workers’ committee, bargaining representatives, or any other type of employees’ representatives appointed for information, consultation and/or collective bargaining purposes.

“Employment Offers” has the meaning set forth in Section 5.15(a) of this Agreement.

“End Date” has the meaning set forth in Section 7.1(b)(ii) of this Agreement.

“Equityholder Claim” has the meaning set forth in Section 3.1(i) of this Agreement.

“ERISA” has the meaning set forth in Section 2.9(a) of this Agreement.

“Escrow Agent” has the meaning set forth in Section 1.8(h)(i) of this Agreement.

“Escrow Agent Agreement” has the meaning set forth in Section 1.8(h)(i) of this Agreement.

“Escrow Amount” has the meaning set forth in (B) of this Agreement.

“EST” shall mean Eastern Standard Time.

“Exchange Act” has the meaning set forth in Section 4.4(a) of this Agreement.

“Excluded AR” has the meaning set forth in Section 1.8(g) of this Agreement.

“Excluded Shares” has the meaning set forth in Section 1.8(l) of this Agreement.

“Excluded Third Party Claim” has the meaning set forth in Section 8.6(c) of this Agreement.

“Expiration Date” has the meaning set forth in Section 5.1 of this Agreement.

“Export Control and Import Laws” shall mean applicable Legal Requirements concerning export and import and governing embargoes, sanctions and boycotts, including the Arms Export Controls Act (22 U.S.C. §2778), the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq. ), the Export Administration Act of 1979 (50 U.S.C. app. 2401 2420), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.), the Export Administration Regulations (15 C.F.R. § 730 et. seq.) and all Legal Requirements relating to any of the foregoing, and the laws administered by the Office of Foreign Assets Controls of the U.S. Department of the Treasury, and the laws administered by U.S. Customs and Border Protection.

“Final Payment Spreadsheet” has the meaning set forth in Section 1.8(e)(i) of this Agreement.

“Final Resolution” has the meaning set forth in Section 8.1(d) of this Agreement.

“Financial Statements” has the meaning set forth in Section 2.4(a) of this Agreement.

“FIRPTA Certificate” has the meaning set forth in Section 5.11 of this Agreement.

 “Foreign Corrupt Practices Act” shall mean the Foreign Corrupt Practices Act of the United States, 15 U.S.C. Sections 78a, 78m, 78dd 1, 78dd 2, 78dd 3, and 78ff, as amended, if applicable, or any similar Legal Requirement of any jurisdiction where one or more properties owned or leased by the Company is located or where the Company transacts business or any other jurisdiction, if applicable.

“Form of Employment Agreement” has the meaning set forth in Section 2.10(h) of this Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect at the time covered by the applicable financial statements.

“Government Contracts” has the meaning set forth in Section 2.14 of this Agreement.

“Governmental Entity” shall mean any U.S. or non U.S. federal, state, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

“Holdback Share Consideration” shall mean 144,181 Parent Ordinary Shares, which amount shall be subject to adjustment for any share combination, subdivision or other recapitalization of the Parent Ordinary Shares occurring at any time prior to or at the Closing/applicable payment date (such that in the event that prior to or at the Closing/applicable payment, Parent effects a subdivision of its Parent Ordinary Shares and the number of Parent Ordinary Shares is increased, the Holdback Share Consideration shall be proportionately increased and conversely, if the Parent combines the outstanding Parent Ordinary Share into a smaller number of shares prior to or at the Closing, the Holdback Share Consideration shall be proportionately decreased).  Such number of Parent Ordinary Shares held back shall be referred to herein as the “Holdback Shares.”

“Indemnified Party” has the meaning set forth in Section 8.5(a) of this Agreement.

“Indemnifying Person” shall mean the Company Equityholders (excluding the Company Cashholders) who are entitled to receive any portion of the Aggregate Merger Consideration.

“Information Statement” has the meaning set forth in Section 5.6 of this Agreement.

“Instruction Letter” has the meaning set forth in Section 1.8(a)(ii) of this Agreement.

“Intellectual Property” shall mean any or all of the following (i) works of authorship including computer programs, source code, and executable code, whether embodied in Software, or otherwise, architecture, documentation, designs, files, records, and proprietary data, (ii) inventions (whether or not patentable), discoveries and improvements, (iii) intellectual property or industrial property rights in proprietary and confidential information and Trade Secrets (iv) databases, data compilations and collections and proprietary technical data, (v) logos, trade names, trade dress, trademarks and service marks, (vi) domain names, web addresses and sites, (vii) tools, methods and processes, (viii) devices, prototypes, schematics, breadboards, netlists, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools and (ix) any and all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean on a worldwide basis, any and all (i) patents, patent applications and inventors’ certificates, (ii) copyrights, copyright registrations and copyright applications and “moral” rights and other rights of authors, (iii) mask works and mask sets, and all applications and registrations of any of the foregoing, (iv) confidential and proprietary information, know-how and trade and industrial secrets (collectively, “Trade Secrets”), (v) other rights  in and to intangible intellectual property, (vi) trademarks, trade names and service marks and domain names, (vii) rights of privacy and rights of publicity, (viii) divisions, continuations, renewals, reissuances and extensions of any of the foregoing (as applicable), (ix) all other common law and statutory intellectual property or industrial property rights recognized under applicable Legal Requirement, and (x) analogous rights to those set forth above, including the right to enforce and recover damages for all past and future infringements, misappropriations or violations of any of the foregoing.

“Interim Balance Sheet Date” has the meaning set forth in Section 2.4(a) of this Agreement.

“Interim Surviving Entity” has the meaning set forth in Section 1.1 of this Agreement.

“Investor Representation Statement” has the meaning ascribed to it in the Preamble.

“IP Representations” has the meaning set forth in Section 8.2(a) of this Agreement.

“IRS” shall mean the U.S. Internal Revenue Service.

“Key Employee” has the meaning ascribed to it in the Preamble.

“Key Employees Agreement” has the meaning ascribed to it in the Preamble.

“Key Employees Retention Agreement” has the meaning ascribed to it in the Preamble.

“Key Customers” has the meaning set forth in Section 2.18 of this Agreement.

“Key Partners” has the meaning set forth in Section 2.18 of this Agreement.

“Key Suppliers” has the meaning set forth in Section 2.18 of this Agreement.

 “Labor Actions” has the meaning set forth in Section 2.10(d) of this Agreement.

“Lease Agreements” has the meaning set forth in Section 5.2  of this Agreement.

“Legal Proceeding” has the meaning set forth in Section 2.8 of this Agreement.

“Legal Requirement” means, with respect to any Person, any applicable law, extension order, treaty, statute, code, ordinance, decree, Order, constitution, bylaw, permit, directive, rule, regulation, ruling, certificate (including a withholding certificate) and lawful requirements enacted or promulgated by any Governmental Entity and all judicial, quasi-judicial, administrative, quasi-administrative and arbitral judgments, orders (including injunctions) decisions or awards of any Governmental Entity or any arbitrator, including general principles of common law, civil law and equity applicable to such Person or any property (immovable and real or movable and personal, tangible or intangible) of such Person, in each case as in effect at the Closing.

“Letter of Transmittal” has the meaning set forth in Section 1.8(h)(iii) of this Agreement.

“Liabilities” shall mean any and all indebtedness, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” shall mean any liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, encroachments, leases to third parties, security agreements, or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property or irregularities in title thereto (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“LLC Act” has the meaning ascribed to it in the Preamble.

“Lock-Up Shares” has the meaning set forth in Section 1.8(s)(ii) of this Agreement.

“Losses” shall mean losses, Liabilities, damages (including lost profits and diminution of value), actions, costs, Taxes, deficiencies, assessments, judgments, awards, claim of any kind (including threats of legal proceedings), interest, penalties, fines or expenses (including reasonable attorneys’, consultants and experts’ fees and expenses and all other reasonable fees or expenses paid in investigation, defense or settlement of any of the foregoing) whether arising out of claims by or on behalf of any party to this Agreement or any third party claims.

“Majority Holders” has the meaning set forth in Section 8.12(a) of this Agreement.

“Material Adverse Effect” shall mean, any event, circumstance, development, condition, state of facts, occurrence, change or effect that, individually or together with any other event, circumstance, development, condition, state of facts, occurrence, change or effect, (x) is or would reasonably be expected to, either individually or in the aggregate, to have a material adverse effect on the financial condition, properties, assets, Liabilities, business, operations or results of operations of the Company, or (y) would, either individually or in the aggregate, prevent, materially alter or materially delay the Company's ability to consummate the Merger or the other transactions contemplated hereby in accordance with the terms hereof; provided, however, that in no event shall any effect resulting directly from any of the following be deemed to constitute or be taken into account in determining whether a Material Adverse Effect has occurred (except, in each case, to the extent any such effect disproportionately affects the Business as compared to similarly situated companies or businesses):  (i) any change after the Effective Time generally affecting the markets or industries in which the Business operates; (ii) any change after the Effective Time generally affecting the U.S. or international economy or financial market conditions; (iii) acts of war, sabotage, terrorism, military actions, or the escalation thereof; or (iv) any change after the Effective Time in applicable laws or accounting rules or principles generally affecting the markets or industries in which the Business operates.

“Material Contract” has the meaning set forth in Section 2.13 of this Agreement.

“Merger” has the meaning ascribed to it in the Preamble.

“Merger 1” has the meaning ascribed to it in the Preamble.

“Merger 2” has the meaning ascribed to it in the Preamble.

“Merger Sub 1” has the meaning ascribed to it in the Preamble.

“Merger Sub 2” has the meaning ascribed to it in the Preamble.

“Negative Adjustment Amount” has the meaning set forth in Section 1.8(g)(iii) of this Agreement.

“Notice of Dispute” has the meaning set forth in Section 1.8(g)(iv) of this Agreement.

“Open Source Software” shall mean all Software that is distributed under (i) any license approved by the Open Source Initiative or any similar license, (ii) any license that meets the Open Source Definition or the Free Software Definition, and (iii) to the extent not included in the foregoing (i) and (ii), any Copyleft Licenses.

 “Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.

“Organizational Documents” has the meaning set forth in Section 2.1 of this Agreement.

“Parent” has the meaning ascribed to it in the Preamble.

“Parent Disclosure Schedule” has the meaning set forth in ARTICLE IV of this Agreement.

“Parent Indemnitees” has the meaning set forth in Section 8.3 (a) of this Agreement.

“Parent Ordinary Shares” shall mean the ordinary shares, par value NIS 0.4 each, of Parent.

“Parent SEC Documents” has the meaning set forth in Section 4.4(a) of this Agreement.

“Party” or “Parties” has the meaning ascribed to it in the Preamble.

“Paying Agent” has the meaning set forth in Section 1.8(h)(i) of this Agreement.

“Paying Agent Agreement” has the meaning set forth in Section 1.8(h)(i) of this Agreement.

 “Parent U.S. Counsel” shall mean Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

“Permits” has the meaning set forth in Section 2.7 of this Agreement.

“Permitted Liens” shall mean (i) statutory liens for Taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed, if any, in Section 2.11(b) of the Company Disclosure Schedule, (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented and are disclosed, if any, in Section 2.11(b) of the Company Disclosure Schedule, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under Legal Requirements, and (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens.

“Person” shall mean and include an individual, a partnership, a limited partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, an association, a trust, an unincorporated organization, a group and a Governmental Entity.

“Positive Adjustment Amount” has the meaning set forth in Section 1.8(g)(iii) of this Agreement.

“Post-Closing Payment” has the meaning set forth in Section 1.8(q) of this Agreement.

“Preferred Amount” has the meaning set forth in Section 1.8(d)(iii) of this Agreement.

“Preliminary Payment Spreadsheet” has the meaning set forth in Section 1.8(e)(i) of this Agreement.

“Principal Stockholders” has the meaning ascribed to it in the Preamble.

“Proportionate Indemnification Share” shall mean with respect to an Indemnifying Person, a fraction (rounded to the 5 decimal places) (i) the numerator of which is the portion of the Aggregate Merger Consideration which such Indemnifying Person is entitled to receive and (ii) the denominator of which is the sum of the portions of the Aggregate Merger Considerations which all Indemnifying Persons are entitled to receive, all based on the Final Payment Spreadsheet.  Solely for the purposes of this definition, the Aggregate Merger Consideration shall be deemed to be equal to the sum of (A) (i) the Aggregate Cash Consideration and (ii) the Aggregate Share Consideration multiplied by $9.71.

“PTO” has the meaning set forth in Section 2.12(f) of this Agreement.

“Qualified Sales” has the meaning set forth in Section 1.8(b)(i) of this Agreement.

“Released Party” and “Parties” has the meaning set forth in Section 3.1(i) of this Agreement.

“Releasing Party” has the meaning set forth in Section 3.1(i) of this Agreement.

“Rep Expenses” has the meaning set forth in Section 8.12(b) of this Agreement.

“Rep Reimbursement Amount” has the meaning set forth in Section 1.8(a)(v) of this Agreement.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

“Required Votes” has the meaning set forth in Section 2.2(c) of this Agreement.

“Return” has the meaning set forth in Section 2.11(a) of this Agreement.

“Revised NWC Certificate” has the meaning set forth in Section 1.8(g)(ii) of this Agreement.

“Rule 502” has the meaning set forth in Section 5.6 of this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“SEC Compliant Financial Statements” has the meaning set forth in Section 5.12 of this Agreement.

 “Securities Act” has the meaning ascribed to it in the Preamble.

“Second Effective Time” has the meaning set forth in Section 1.3.

“Series AA Amount” has the meaning set forth in Section 1.8(d)(i) of this Agreement.

“Series AA Cash Amount” has the meaning set forth in Section 1.8(d)(i) of this Agreement.

“Series AA Share Amount” has the meaning set forth in Section 1.8(d)(i) of this Agreement.

“Series AA-1 Amount” has the meaning set forth in Section 1.8(d)(ii) of this Agreement.

“Series AA-1 Cash Amount” has the meaning set forth in Section 1.8(d)(ii) of this Agreement.

“Series AA-1 Share Amount” has the meaning set forth in Section 1.8(d)(ii) of this Agreement.

“Series AA-2 Amount” has the meaning set forth in Section 1.8(d)(iii) of this Agreement.

“Series AA-2 Cash Amount” has the meaning set forth in Section 1.8(d)(iii) of this Agreement.

“Series AA-2 Share Amount” has the meaning set forth in Section 1.8(d)(iii) of this Agreement.

“Service Providers” has the meaning set forth in Section 2.9(j) of this Agreement.

“Share Amount” has the meaning set forth in Section 1.8(d)(iv) of this Agreement.

“Share Percentage” has the meaning set forth in Section 1.8(c)(iv) of this Agreement.

“Shrink-Wrapped Code” means generally commercially available software code (other than development tools and development environments) where available for a cost of not more than $2,500 for a perpetual license for a single user or work station (or $10,000 in the aggregate for all users and work stations on an annual basis).

“Software” means computer software, firmware, programs and databases in any form, including Source Code, executable code, tools, developer kits, utilities, graphical user interfaces, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, related thereto.

“Software License Agreement” shall mean the standard software license agreement used by the Company for licensing the Company Products.

“Specified Claims” has the meaning set forth in Section 8.4(a) of this Agreement.

“Specified Representations” shall mean those representations and warranties made (i) by the Company in Sections 2.1 (Organization and Standing; Subsidiaries); 2.2 (Authority; No Conflicts); 2.3 (Capitalization),and 2.23 (Broker’s or Finder’s Fees; Transaction Expenses); (ii) by the Company Stockholders in Article III and the Stockholder Support Agreements; (iii) by the Company the information set forth in the Company Net Working Capital Certificate and the Final Payment Spreadsheet, including such information relating to any Working Capital Excess or Working Capital Shortfall .

“Stockholder Indemnitees” has the meaning set forth in Section 8.3(b) of this Agreement.

“Stockholders Agreement” has the meaning set forth in Section 3.1(ii) of this Agreement.

“Stockholder Support Agreement” has the meaning ascribed to it in the Preamble.

“Stockholders Written Consent” has the meaning ascribed to it in the Preamble.

“Subsidiary”, with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Survival Period” has the meaning set forth in Section 8.2(a) of this Agreement.

“Surviving Entity” has the meaning set forth in Section 1.1 of this Agreement.

“Tax” or “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all U.S. federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and linkage and shall include any liability for such amounts as a result of (a) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (b) a contractual obligation to indemnify any Person.

“Tax Claim” has the meaning set forth in Section 8.3(e) of this Agreement.

“Tax Representations” has the meaning set forth in Section 8.2(a) of this Agreement.

“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other form, including technical documentation, specifications, information, process flows, process recipes, test cases, schematics, prototypes, schematics, breadboards, netlists, test methodologies, verilog files, emulation and simulation reports, test vectors and development tools, designs (including any design databases, mask layers, reticles, test vectors, industrial designs and reference designs), integrated circuit topographies, synthesizable RTL, LEF, DEF, GDSII or similar formats used to design products , semiconductor devices, device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms (and implementations thereof), application programming interfaces, user interfaces, test reports, bills of materials, build instructions, research and development procedures and results, technical data, lab notebooks, studies, programs, routines, subroutines, formulae, recordings, graphs, drawings, reports, analyses and other writings or materials.

“Third Party Claim” has the meaning set forth in Section 8.6(a) of this Agreement.

“Third Party Claim Notice” has the meaning set forth in Section 8.6(a) of this Agreement.

 “Transfer” has the meaning set forth in Section 1.8(s)(ii) of this Agreement.

“Treasury Regulations” shall mean the Treasury Regulations promulgated pursuant to the Code, as amended from time to time, including the corresponding provisions of any successor regulations.

“U.S.” shall mean the United States of America.

“WARN” has the meaning set forth in Section 2.10(e) of this Agreement.

“Working Capital Excess” has the meaning set forth in Section 1.8(g) of this Agreement.

“Working Capital Shortfall” has the meaning set forth in Section 1.8(g) of this Agreement.

“Working Capital Target” has the meaning set forth in Section 1.8(g) of this Agreement.

                   Section 9.2                    Construction.  In this Agreement, unless the context otherwise requires:

(a)           references to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication (including electronic mail, provided the sender complies with the provisions of Section 9.7 hereof);

(b)           the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Parent, material that has been posted and thereby made available to Parent through the on line “virtual data room” established by the Company if such material was made available at least two Business Days prior to the date hereof);

(c)           words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d)           references to Articles, Sections, Annexes, Sections of the Company Disclosure Schedule, the Parent Disclosure Schedule, the Preamble and Recitals are references to articles, sections, annexes, disclosure schedules, the preamble and recitals of this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule (as applicable) are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e)           references to “day” or “days” are to calendar days (subject to the definition of the term “Business Day”);

(f)           the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(g)           this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(h)           “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and

(i)           references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of the U.S.

Section 9.3                   Annexes, Exhibits and the Disclosure Schedules.  The Annexes, Exhibits, the Company Disclosure Schedule and the Parent Disclosure Schedule are incorporated into and form an integral part of this Agreement.

Section 9.4                   Knowledge.  When any representation, warranty, covenant or agreement contained in this Agreement or an Ancillary Agreement is expressly qualified by reference to the “Knowledge” of a Person or words of similar import, it shall mean the knowledge of such Person after reasonable inquiry (and, with respect to the Company, the knowledge of the persons listed in Section 9.4 of the Company Disclosure Schedule of such matter after reasonable inquiry).

Section 9.5                   Fees and Expenses.  Except as specifically set forth herein, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses (it being understood that all Company Transaction Expenses will either be paid by the Company prior to Closing or be deducted from the Closing Cash Consideration).

Section 9.6                   Extension; Waiver.  Subject to the express limitations herein, at any time prior to the Closing, the parties hereto, may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by such other party or (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 9.7                   Notices.  Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email transmission (in the case of telecopier, facsimile or email transmission, with copies by overnight courier service or registered mail) to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 6:00 P.M. (Israel time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (Israel time) on the next Business Day), and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)      If to the Company prior to the Effective Time, to:

Appfluent Technology, Inc.
6001 Montrose Road, 10th Floor
Rockville, Maryland 20852
Attention: Frank Gelbart, CEO
Fax: (240) 238-9126
Email: fgelbart@appfluent.com

 with a copy (which shall not constitute notice or service of process) to:

Cooley LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190-5656
Attention: Mike Lincoln, Esq.
Fax: +1-703-456-8100
    Email: mlincoln@cooley.com

(b)      if to Parent, Buyer, Merger Sub 1, Merger Sub 2 or, after the Effective Time, to the Company, to:

Attunity Ltd.
16 Atir Yeda Street
Atir Yeda Industrial Park
Kfar Saba, 4464321, Israel
Attention: Dror Harel-Elkayam , CFO
Fax: +972-9-899-3001
Email: dror.elkayam@attunity.com;

with a copy (which shall not constitute notice or service of process) to:

Goldfarb Seligman & Co.
98 Yigal Alon Street, Electra Tower
Tel Aviv 6789141, Israel
Attention: Ido Zemach, Adv.
Fax: +972-3-608-9909
Email: ido.zemach@goldfarb.com

Zysman, Aharoni, Gayer and Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Attention: Oded Har-Even, Esq.
Fax: (212) 660-3001
Email: ohareven@zag-sw.com

(c)      if to Stockholders’ Representative or the Company Stockholders, to:

Frank Gelbart
Appfluent Technology, Inc.
6001 Montrose Road, 10th Floor
Rockville, Maryland 20852
Attention: Frank Gelbart, CEO
Fax: (240) 238-9126
Email: fgelbart@appfluent.com

with a copy (which shall not constitute notice or service of process) to:

Cooley LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190-5656
Attention: Mike Lincoln, Esq.
Fax: +1-703-456-8100
Email: mlincoln@cooley.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

Section 9.8                   Entire Agreement.  This Agreement, together with the Exhibits hereto and the Company Disclosure Schedule and Parent Disclosure Schedule, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, including any letter of intent, term sheet or the like.

Section 9.9                   Binding Effect; Benefit; Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto.  Except as set forth herein, no other Person not party to this Agreement shall be entitled to the benefits of this Agreement.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party; provided, that Buyer may assign its rights, interests and obligations hereunder to any of its Affiliates.  Any attempted assignment in violation of this Section 9.9 will be void.

Section 9.10                  Amendment and Modification.  Subject to applicable Legal Requirements, the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of Parent, Buyer, the Company and the Stockholders’ Representative; provided, however, that the consent of the Stockholders’ Representative shall not be required in connection with any amendment to this Agreement prior to the Closing that does not affect the rights or obligations of the Stockholders’ Representative and/or any Company Stockholders and that, without derogating in any respect from the Stockholders’ Representative powers and authorities hereunder, after approval of the Merger by the Company Stockholders, no amendment shall be made that requires the approval of such Company Stockholders under Legal Requirement without such approval.

Section 9.11                 Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.  Facsimile signatures or signatures exchanged via electronic transmission in pdf format or other comparable format shall be accepted the same as an original signature.  A photocopy of this Agreement may be used in any action brought to enforce or construe this Agreement.

Section 9.12                 Applicable Law; Jurisdiction.  THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF.  THE STATE OR FEDERAL COURTS LOCATED WITHIN DELAWARE SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS.  EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.7 ABOVE. NOTHING IN THIS AGREEMENT SHALL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 9.13                  Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in valid and binding and shall in no way be affected, impaired or invalidated, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

Section 9.14                  Specific Enforcement; Limitation on Damages.  The parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages might be inadequate in such event.  Accordingly, it is acknowledged that the parties shall be entitled to seek equitable relief, without proof of actual damages, including an Order for specific performance to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach.  Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.14, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

Section 9.15                 Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES, IF ANY, AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16                  Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.17                  Further Assurances.  After the Closing, each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

Section 9.18                  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

APPFLUENT TECHNOLOGY, INC.

By: /s/ Frank Gelbart
      Name: Frank Gelbart
      Title: CEO

ATTUNITY LTD.

By: /s/ Shimon Alon       /s/ Dror Harel-Elkayam
      Name: Shimon Alon   Dror Harel-Elkayam
      Title: CEO                             CFO

ATTUNITY INC.

By: /s/ Shimon Alon       /s/ Dror Harel-Elkayam
      Name: Shimon Alon   Dror Harel-Elkayam
      Title: CEO                             CFO

ATLAS ACQUISITION SUB 1, LLC

By: /s/ Shimon Alon       /s/ Dror Harel-Elkayam
      Name: Shimon Alon   Dror Harel-Elkayam
      Title: CEO                             CFO

ATLAS ACQUISITION SUB 2, LLC

By: /s/ Shimon Alon       /s/ Dror Harel-Elkayam
      Name: Shimon Alon   Dror Harel-Elkayam
      Title: CEO                             CFO

Frank Gelbart
(AS STOCKHOLDERS' REPRESENTATIVE)
/s/ Frank Gelbart
     Frank Gelbart

       Exhibit A
Form of Stockholders Written Consent

                Exhibit B
Form of Stockholder Support Agreement

Exhibit C
Form of Investor Representation Statement

Exhibit D-1
Preliminary Payment Spreadsheet

Exhibit D-2
Final Payment Spreadsheet

Exhibit E
Form of Escrow Agent Agreement

Exhibit F
Form of Letter of Transmittal

Exhibit G
Form of Information Statement

Exhibit H
Form of Employment Offer

 Exhibit I
Form of Closing Certificate

Exhibit J
Form of Non-Competition, Non-Solicitation, Proprietary
and Confidential Information and Developments Agreement

Exhibit K
Form of Registration Rights Agreement